Exhibit 99.3
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1

FINANCIAL RESULTS
Consolidated Financial Statements
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”) is responsible for the integrity, consistency, objectivity, and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the
Bank Act
(Canada), and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate, and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2023, using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based upon this assessment, management has concluded that as at October 31, 2023, the Bank’s internal control over financial reporting is effective.
The Bank’s Board of Directors, acting through the Audit Committee, which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Office of the Superintendent of Financial Institutions Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the
Bank Act (Canada)
, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.
Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2023, in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed unqualified opinions, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Bharat B. Masrani	Kelvin Tran
Group President and	Group Head and
Chief Executive Officer	Chief Financial Officer
Toronto, Canada
November 29, 2023

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TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of The Toronto-Dominion Bank
Opinion on the Consolidated Financial Statements
We have audited the accompanying Consolidated Balance Sheets of The Toronto-Dominion Bank (TD) as of October 31, 2023 and 2022, the related Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of TD as at October 31, 2023 and 2022, its consolidated financial performance and its consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), TD’s internal control over financial reporting as of October 31, 2023, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 29, 2023, expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of TD’s management. Our responsibility is to express an opinion on TD’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to TD in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses
Description of the Matter
TD describes its significant accounting judgments, estimates, and assumptions in relation to the allowance for credit losses in Note 3 of the consolidated financial statements. As disclosed in Note 8 to the consolidated financial statements, TD recognized $8,189 million in allowances for credit losses on its consolidated balance sheet using an expected credit loss model (ECL). The ECL is an unbiased and probability-weighted estimate of credit losses expected to occur in the future, which is based on the probability of default (PD), loss given default (LGD) and exposure at default (EAD) or the expected cash shortfall relating to the underlying financial asset. The ECL is determined by evaluating a range of possible outcomes incorporating the time value of money and reasonable and supportable information about past events, current conditions, and future economic forecasts. ECL allowances are measured at amounts equal to either
(i) 12-month
ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the application of significant judgment and involvement of specialists because of the sophistication of the models, the forward-looking nature of the key assumptions, and the inherent interrelationship of the critical variables used in measuring the ECL. Key areas of judgment include evaluating: (i) the models and methodologies used for measuring both the
12-month
and lifetime expected credit losses; (ii) the assumptions used in the ECL scenarios including forward-looking information (FLI) and assigning probability weighting; (iii) the determination of SICR; and (iv) the assessment of the qualitative component applied to the modelled ECL based on management’s expert credit judgment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the allowance for credit losses. The controls we tested included, amongst others, the development and validation of models and selection of appropriate inputs including economic forecasting, determination of non-retail
borrower risk ratings, the integrity of the data used including the associated controls over relevant information technology (IT) systems, and the governance and oversight over the modelled results and the use of expert credit judgment.

To test the allowance for credit losses, our audit procedures included, amongst others, involving our credit risk specialists to assess whether the methodology and assumptions, including management’s SICR triggers, used in significant models that estimate the ECL across various portfolios are consistent with the requirements of IFRS. This included reperforming the model validation procedures for a sample of models to evaluate whether management’s conclusions were appropriate. With the assistance of our economic specialists, we evaluated the models, methodology and process used by management to develop the FLI variable forecasts for each scenario and the scenario probability weights. For a sample of FLI variables, we compared management’s FLI to independently derived forecasts and publicly available information. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We tested the completeness and accuracy of data used in measuring the ECL by agreeing to source documents and systems and evaluated a sample of management’s non-retail
borrower risk ratings against TD’s risk rating policy. With the assistance of our credit risk specialists, we also evaluated management’s methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit quality and macroeconomic trends. We also assessed the adequacy of disclosures related to the allowance for credit losses.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6

Fair value measurement of derivatives
Description of the Matter
TD describes its significant accounting judgments, estimates, and assumptions in relation to the fair value measurement of derivatives in Note 3 of the consolidated financial statements. As disclosed in Note 5 of the consolidated financial statements, TD has derivative assets of $87,382 million and derivative liabilities of $71,640 million recorded at fair value. Certain of these derivatives are complex and illiquid and require valuation techniques that may include complex models and non-observable inputs, requiring management’s estimation and judgment.

Auditing the valuation of certain derivatives required the application of significant auditor judgment and involvement of valuation specialists in assessing the complex models and non-observable inputs used, including any significant valuation adjustments applied. Certain valuation inputs used to determine fair value that may be non-observable include volatilities, correlations, and credit spreads. The valuation of certain derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, including the associated controls over relevant IT systems, over the valuation of TD’s derivative portfolio. The controls we tested included, amongst others, the controls over the suitability and mechanical accuracy of models used in the valuation of derivatives, controls over management’s independent assessment of fair values, including the integrity of data used in the valuation such as the significant inputs noted above, and controls over the review of significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by TD. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives to assess the modelling assumptions and significant inputs used to estimate the fair value, which involved obtaining significant inputs from independent external sources, where available. For a sample of valuation adjustments, we utilized the assistance of our valuation specialists to evaluate the methodology applied and performed a recalculation of these adjustments. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

Measurement of provision for uncertain tax positions
Description of the Matter
TD describes its significant accounting judgments, estimates, and assumptions in relation to income taxes in Note 3 and Note 24 of the consolidated financial statements. As a financial institution operating in multiple jurisdictions, TD is subject to complex and constantly evolving tax legislation. Uncertainty in a tax position may arise as tax laws are subject to interpretation. TD uses significant judgment in i) determining whether it is probable that TD will have to make a payment to tax authorities upon their examination of certain uncertain tax positions and ii) measuring the amount of the provision.

Auditing TD’s provision for uncertain tax positions involved the application of judgment and is based on interpretation of tax legislation and jurisprudence.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over TD’s provision for uncertain tax positions. The controls we tested included, amongst others, the controls over the assessment of the technical merits of tax positions and management’s process to measure the provision for uncertain tax positions.

With the assistance of our tax professionals, we assessed the technical merits and the amount recorded for uncertain tax positions. Our audit procedures included, amongst others, using our knowledge of, and experience with, the application of tax laws by the relevant income tax authorities to evaluate TD’s interpretations and assessment of tax laws with respect to uncertain tax positions. We assessed the implications of correspondence received by TD from the relevant tax authorities and evaluated income tax opinions or other third-party advice obtained. We also assessed the adequacy of the disclosures related to uncertain tax positions.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as TD’s sole auditor since 2006. Prior to 2006, we or our predecessor firm have served as joint auditor with various other firms since 1955.
Toronto, Canada
November 29, 2023

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of The Toronto-Dominion Bank
Opinion on Internal Control over Financial Reporting
We have audited The Toronto-Dominion Bank’s (TD) internal control over financial reporting as of October 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TD maintained, in all material respects, effective internal control over financial reporting as of October 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheets of TD as of October 31, 2023 and 2022, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years then ended, and the related notes, and our report dated November 29, 2023, expressed an unqualified opinion thereon.
Basis for Opinion
TD’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on TD’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to TD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
November 29, 2023

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEET

(As at and in millions of Canadian dollars)	October 31, 2023	October 31, 2022
ASSETS
Cash and due from banks	$6,721	$8,556
Interest-bearing deposits with banks	98,348	137,294
	105,069	145,850
Trading loans, securities, and other (Note 5)	152,090	143,726
Non-trading financial assets at fair value through profit or loss (Note 5)	7,340	10,946
Derivatives (Notes 5, 11)	87,382	103,873
Financial assets designated at fair value through profit or loss (Notes 5, 7)	5,818	5,039
Financial assets at fair value through other comprehensive income (Note 5)	69,865	69,675
	322,495	333,259
Debt securities at amortized cost, net of allowance for credit losses (Notes 5, 7)	308,016	342,774
Securities purchased under reverse repurchase agreements (Note 6)	204,333	160,167
Loans (Notes 5, 8)
Residential mortgages	320,341	293,924
Consumer instalment and other personal	217,554	206,152
Credit card	38,660	36,010
Business and government	326,528	301,389
	903,083	837,475
Allowance for loan losses (Note 8)	(7,136)	(6,432)
Loans, net of allowance for loan losses	895,947	831,043
Other
Customers’ liability under acceptances (Note 8)	17,569	19,733
Investment in Schwab (Note 12)	8,907	8,088
Goodwill (Note 14)	18,602	17,656
Other intangibles (Note 14)	2,771	2,303
Land, buildings, equipment, other depreciable assets, and right-of-use assets (Note 15)	9,434	9,400
Deferred tax assets (Note 24)	3,960	2,193
Amounts receivable from brokers, dealers, and clients	30,416	19,760
Other assets (Note 16)	29,505	25,302
	121,164	104,435
Total assets	$1,957,024	$1,917,528

LIABILITIES
Trading deposits (Notes 5, 17)	$30,980	$23,805
Derivatives (Notes 5, 11)	71,640	91,133
Securitization liabilities at fair value (Notes 5, 9)	14,422	12,612
Financial liabilities designated at fair value through profit or loss (Notes 5, 17)	192,130	162,786
	309,172	290,336
Deposits (Notes 5, 17)
Personal	626,596	660,838
Banks	31,225	38,263

Business and government	540,369	530,869
	1,198,190	1,229,970
Other
Acceptances (Note 8)	17,569	19,733
Obligations related to securities sold short (Note 5)	44,661	45,505
Obligations related to securities sold under repurchase agreements (Note 6)	166,854	128,024
Securitization liabilities at amortized cost (Notes 5, 9)	12,710	15,072
Amounts payable to brokers, dealers, and clients	30,872	25,195
Insurance-related liabilities (Note 21)	7,605	7,468
Other liabilities (Note 18)	47,664	33,552
	327,935	274,549
Subordinated notes and debentures (Notes 5, 19)	9,620	11,290
Total liabilities	1,844,917	1,806,145

EQUITY
Shareholders’ Equity
Common shares (Note 20)	25,434	24,363
Preferred shares and other equity instruments (Note 20)	10,853	11,253
Treasury – common shares (Note 20)	(64)	(91)
Treasury – preferred shares and other equity instruments (Note 20)	(65)	(7)
Contributed surplus	155	179
Retained earnings	73,044	73,698
Accumulated other comprehensive income (loss)	2,750	1,988
Total equity	112,107	111,383
Total liabilities and equity	$1,957,024	$1,917,528
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bharat B. Masrani	Alan N. MacGibbon
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 9

CONSOLIDATED STATEMENT OF INCOME

(millions of Canadian dollars, except as noted)	For the years ended October 31
	2023	2022
Interest income 1 (Note 29)
Loans	$44,518	$27,721
Reverse repurchase agreements	9,520	1,945
Securities
Interest	19,029	7,928
Dividends	2,289	1,822
Deposits with banks	5,318	1,616
	80,674	41,032
Interest expense (Note 29)
Deposits	38,351	9,748
Securitization liabilities	915	573
Subordinated notes and debentures	436	397
Repurchase agreements and short sales	10,083	2,706
Other	945	255
	50,730	13,679
Net interest income	29,944	27,353
Non-interest income
Investment and securities services	6,420	5,869
Credit fees	1,796	1,615
Trading income (loss)	2,417	(257)
Service charges	2,609	2,871
Card services	2,932	2,890
Insurance revenue (Note 21)	5,671	5,380
Other income (loss) (Notes 12, 13)	(1,297)	3,311
	20,548	21,679
Total revenue	50,492	49,032
Provision for (recovery of) credit losses (Note 8)	2,933	1,067
Insurance claims and related expenses (Note 21)	3,705	2,900
Non-interest expenses
Salaries and employee benefits	15,753	13,394
Occupancy, including depreciation	1,799	1,660
Technology and equipment, including depreciation	2,308	1,902
Amortization of other intangibles	672	599
Communication and marketing	1,452	1,355
Restructuring charges (Note 26)	363	–
Brokerage-related and sub-advisory fees	456	408
Professional, advisory and outside services	2,490	2,190
Other (Notes 13, 26)	5,475	3,133
	30,768	24,641
Income before income taxes and share of net income from investment in Schwab	13,086	20,424
Provision for (recovery of) income taxes (Note 24)	3,168	3,986
Share of net income from investment in Schwab (Note 12)	864	991
Net income	10,782	17,429
Preferred dividends and distributions on other equity instruments	563	259
Net income available to common shareholders	$10,219	$17,170
Earnings per share (Canadian dollars) (Note 25)
Basic	$5.61	$9.48
Diluted	5.60	9.47
Dividends per common share (Canadian dollars)	3.84	3.56

1	Includes $72,403 million for the year ended October 31, 2023 (October 31, 2022 – $37,105 million), which has been calculated based on the effective interest rate method (EIRM).
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 0

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(millions of Canadian dollars)	For the years ended October 31
	2023	2022

Net income	$10,782	$17,429
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/(loss)	96	(1,343)
Reclassification to earnings of net loss/(gain)	(9)	2
Changes in allowance for credit losses recognized in earnings	–	(5)
Income taxes relating to:
Change in unrealized gain/(loss)	(32)	360

Reclassification to earnings of net loss/(gain)	8	–

	63	(986)
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	2,233	9,230
Reclassification to earnings of net loss/(gain)	11	50
Net gain/(loss) on hedges	(1,821)	(3,271)
Reclassification to earnings of net loss/(gain) on hedges	(15)	(68)
Income taxes relating to:
Net gain/(loss) on hedges	217	859

Reclassification to earnings of net loss/(gain) on hedges	4	18

	629	6,818
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	(78)	(6,179)
Reclassification to earnings of loss/(gain)	238	(4,100)
Income taxes relating to:
Change in gain/(loss)	137	1,660

Reclassification to earnings of loss/(gain)	(52)	972

	245	(7,647)

Share of other comprehensive income (loss) from investment in Schwab	91	(3,200)
Items that will not be subsequently reclassified to net income
Remeasurement gain/(loss) on employee benefit plans
Gain/(loss)	(95)	1,105

Income taxes	9	(290)

	(86)	815
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	(204)	(214)

Income taxes	54	56

	(150)	(158)
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	(158)	87

Income taxes	42	(23)

	(116)	64

Total other comprehensive income (loss)	676	(4,294)
Total comprehensive income (loss)	$11,458	$13,135

Attributable to:
Common shareholders	$10,895	$12,876

Preferred shareholders and other equity instrument holders	563	259
The accompanying Notes are an integral part of these Consolidated Financial
Statements
.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Common shares (Note 20)
Balance at beginning of year	$24,363	$23,066
Proceeds from shares issued on exercise of stock options	83	120
Shares issued as a result of dividend reinvestment plan	1,720	1,442

Purchase of shares for cancellation and other	(732)	(265)

Balance at end of year	25,434	24,363
Preferred shares and other equity instruments (Note 20)
Balance at beginning of year	11,253	5,700
Issue of shares and other equity instruments	–	5,553

Redemption of shares and other equity instruments	(400)	–

Balance at end of year	10,853	11,253
Treasury – common shares (Note 20)
Balance at beginning of year	(91)	(152)
Purchase of shares	(7,959)	(10,852)

Sale of shares	7,986	10,913

Balance at end of year	(64)	(91)
Treasury – preferred shares and other equity instruments (Note 20)
Balance at beginning of year	(7)	(10)
Purchase of shares and other equity instruments	(590)	(255)

Sale of shares and other equity instruments	532	258

Balance at end of year	(65)	(7)
Contributed surplus
Balance at beginning of year	179	173
Net premium (discount) on sale of treasury instruments	(21)	(3)
Issuance of stock options, net of options exercised	27	18
Other	(30)	(9)
Balance at end of year	155	179
Retained earnings
Balance at beginning of year	73,698	63,944
Net income attributable to equity instrument holders	10,782	17,429
Common dividends	(6,982)	(6,442)
Preferred dividends and distributions on other equity instruments	(563)	(259)
Share and other equity instrument issue expenses	–	(24)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (Note 20)	(3,553)	(1,930)
Remeasurement gain/(loss) on employee benefit plans	(86)	815

Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	(252)	165

Balance at end of year	73,044	73,698
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of year	(476)	510
Other comprehensive income (loss)	63	(981)

Allowance for credit losses	–	(5)

Balance at end of year	(413)	(476)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of year	23	181
Other comprehensive income (loss)	(402)	7

Reclassification of loss/(gain) to retained earnings	252	(165)

Balance at end of year	(127)	23
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of year	78	14

Other comprehensive income (loss)	(116)	64

Balance at end of year	(38)	78
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	12,048	5,230

Other comprehensive income (loss)	629	6,818

Balance at end of year	12,677	12,048
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	(5,717)	1,930

Other comprehensive income (loss)	245	(7,647)

Balance at end of year	(5,472)	(5,717)

Share of accumulated other comprehensive income (loss) from Investment in Schwab	(3,877)	(3,968)

Total accumulated other comprehensive income	2,750	1,988
Total equity	$112,107	$111,383
The accompanying Notes are an integral part of these Consolidated Financial
Statements
.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 2

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Cash flows from (used in) operating activities
Net income	$10,782	$17,429
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 8)	2,933	1,067
Depreciation (Note 15)	1,239	1,167
Amortization of other intangibles (Note 14)	672	599
Net securities loss/(gain) (Note 7)	48	(60)
Share of net income from investment in Schwab (Note 12)	(864)	(991)
Gain on sale of Schwab shares (Note 12)	–	(997)
Deferred taxes (Note 24)	(1,256)	502
Changes in operating assets and liabilities
Interest receivable and payable (Notes 16, 18)	812	(412)
Securities sold under repurchase agreements	36,832	(16,073)
Securities purchased under reverse repurchase agreements	(41,873)	7,117
Securities sold short	(2,722)	3,121
Trading loans, securities, and other	(5,332)	3,864
Loans net of securitization and sales	(67,766)	(109,463)
Deposits	(25,487)	105,759
Derivatives	(2,341)	(15,435)
Non-trading financial assets at fair value through profit or loss	3,897	(1,556)
Financial assets and liabilities designated at fair value through profit or loss	28,565	48,323
Securitization liabilities	(552)	(1,083)
Current taxes	1,228	(4,100)
Brokers, dealers, and clients amounts receivable and payable	(5,128)	8,799

Other, including unrealized foreign currency translation loss/(gain)	1,011	(8,628)

Net cash from (used in) operating activities	(65,302)	38,949
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures (Note 19)	(1,716)	6
Common shares issued, net	74	108
Repurchase of common shares	(4,285)	(2,195)
Preferred shares and other equity instruments issued, net	–	5,529
Redemption of preferred shares and other equity instruments	(400)	(1,000)
Sale of treasury shares and other equity instruments (Note 20)	8,497	11,168
Purchase of treasury shares and other equity instruments (Note 20)	(8,549)	(11,107)
Dividends paid on shares and distributions paid on other equity instruments	(5,825)	(6,665)

Repayment of lease liabilities	(643)	(663)

Net cash from (used in) financing activities	(12,847)	(4,819)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	41,446	30,455
Activities in financial assets at fair value through other comprehensive income
Purchases	(24,336)	(31,135)
Proceeds from maturities	17,893	33,158
Proceeds from sales	5,838	6,723
Activities in debt securities at amortized cost
Purchases	(26,987)	(149,560)
Proceeds from maturities	52,819	68,719
Proceeds from sales	12,021	8,720
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles (Note 15)	(1,844)	(1,454)

Net cash acquired from (paid for) divestitures and acquisitions (Note 13)	(624)	2,479

Net cash from (used in) investing activities	76,226	(31,895)

Effect of exchange rate changes on cash and due from banks	88	390
Net increase (decrease) in cash and due from banks	(1,835)	2,625

Cash and due from banks at beginning of year	8,556	5,931
Cash and due from banks at end of year	$6,721	$8,556
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the year	$3,036	$4,404
Amount of interest paid during the year	48,179	12,523
Amount of interest received during the year	76,646	37,642

Amount of dividends received during the year	2,247	1,792
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 3

Notes to Consolidated Financial Statements

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act (Canada)
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Consolidated Financial Statements were prepared using the accounting policies as described in Note 2. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The accompanying Consolidated Financial Statements of the Bank were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on November 29, 2023.
The risk management policies and procedures of the Bank are provided in the Management’s Discussion and Analysis (MD&A). The shaded sections of the “Managing Risk” section of the 2023 MD&A, relating to market, liquidity, and insurance risks, are an integral part of these Consolidated Financial Statements, as permitted by IFRS.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain structured entities which it controls.
The Bank’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
Subsidiaries
Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Control of subsidiaries is determined based on the power exercisable through ownership of voting rights and is generally aligned with the risks and/or returns (collectively referred to as “variable returns”) absorbed from subsidiaries through those voting rights. As a result, the Bank controls and consolidates subsidiaries when it holds the majority of the voting rights of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.
The Bank may consolidate certain subsidiaries where it owns 50% or less of the voting rights. Most of those subsidiaries are structured entities as described in the following section.
Structured Entities
Structured entities are entities created to accomplish a narrow and well-defined objective. Structured entities may take the form of a corporation, trust, partnership, or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making
powers of their governing board, trustee, or management. Structured entities are consolidated when the substance of the relationship between the Bank and the structured entity indicates that the Bank controls the entity. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude whether, in substance:
•	The Bank has the power to direct the activities of the structured entity that have the most significant impact on the entity’s variable returns;
•	The Bank is exposed to significant variable returns arising from the entity; and
•	The Bank has the ability to use its power to affect the variable returns to which it is exposed.
Consolidation conclusions are reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:
•	Substantive changes in ownership, such as the purchase or disposal of more than an insignificant interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the original terms or entering into a transaction not originally contemplated;
•	Changes in the financing structure of an entity; and
•	Changes in the rights to exercise power over an entity.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 4

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Entities over which the Bank has significant influence are associates and entities over which the Bank has joint control are joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Significant influence is presumed to exist where the Bank holds between 20% and 50% of the voting rights of an entity. Significant influence may also exist where the Bank holds less than 20% of the voting rights and has influence over financial and operating policy-making processes, through board representation and significant commercial arrangements. Associates and joint ventures are accounted for using the equity method of accounting. Investments in associates and joint ventures are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank’s share of the profit or loss of the associate or joint venture, capital transactions, including the receipt of any dividends, and write-downs to reflect any impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income. The carrying amount of the investments also includes the Bank’s share of the investee’s other comprehensive income or loss, which is reported in the relevant section of the Consolidated Statement of Comprehensive Income.
At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or joint venture is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use
and its carrying value.
CASH AND DUE FROM BANKS
Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.
REVENUE RECOGNITION
Revenue is recognized at an amount that reflects the consideration the Bank expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Bank recognizes revenue when it transfers control of a good or a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied requires the use of judgment. Refer to Note 3 for further details.
The Bank identifies contracts with customers subject to IFRS 15,
Revenue from Contracts with Customers
, which create enforceable rights and obligations. The Bank determines the performance obligations based on distinct services promised to the customers in the contracts. The Bank’s contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect services.
For each contract, the Bank determines the transaction price, which includes estimating variable consideration and assessing whether the price is constrained. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. As such, the estimate of the variable consideration is constrained until the end of the invoicing period. The uncertainty is generally resolved at the end of the reporting period and as such, no significant judgment is required when recognizing variable consideration in revenues.
The Bank’s receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Bank has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Bank.
When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Bank is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Bank being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.
Investment and securities services
Investment and securities services income includes asset management fees, administration and commission fees, and investment banking fees. The Bank recognizes asset management and administration fees based on time elapsed, which depicts the rendering of investment management and related services over time. The fees are primarily calculated based on average daily or point in time assets under management (AUM) or assets under administration (AUA) depending on the investment mandate.
Commission fees include sales, trailer and brokerage commissions. Sales and brokerage commissions are generally recognized at a point in time when the transaction is executed. Trailer commissions are recognized over time and are generally calculated based on the average daily net asset value of the fund during the period.
Investment banking fees include advisory fees and underwriting fees and are generally recognized at a point in time upon successful completion of the engagement.
Credit fees
Credit fees include liquidity fees, restructuring fees, letter of credit fees, and loan syndication fees. Liquidity, restructuring, and letter of credit fees are recognized in income over the period in which the service is provided. Loan syndication fees are generally recognized at a point in time upon completion of the financing placement.
Service charges
Service charges income is earned on personal and commercial deposit accounts and consists of account fees and transaction-based service charges. Account fees relate to account maintenance activities and are recognized in income over the period in which the service is provided. Transaction-based service charges are recognized as earned at a point in time when the transaction is complete.
Card services
Card services income includes interchange income as well as card fees such as annual and transactional fees. Interchange income is recognized at a point in time when the transaction is authorized and funded. Card fees are recognized as earned at the transaction date with the exception of annual fees, which are recognized over a twelve-month period.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 5

FINANCIAL INSTRUMENTS
Interest Rate Benchmark Reform Phase 1
The Bank adopted Interest Rate Benchmark Reform, Amendments to IFRS 9,
Financial Instruments
(IFRS 9
),
IAS 39,
Financial Instruments: Recognition and Measurement
(IAS 39) and IFRS 7,
Financial Instruments: Disclosures
(IFRS 7) (Interest Rate Benchmark Reform Phase 1), including the applicable amendments to IFRS 7 relating to hedge accounting, in the fourth quarter of 2019. Under these amendments, it is assumed that the hedged interest rate benchmark is not altered and thus hedge accounting continues through to the date of replacement of the existing interest rate benchmark with its alternative reference rate (ARR). The Bank is not required to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interbank offered rate (IBOR) reform. Refer to Note 11 for disclosures related to the Bank’s hedge accounting relationships impacted by IBOR reform.
Refer to Note 3 for details of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4,
Insurance Contracts
(IFRS 4) and IFRS 16,
Leases
(IFRS 16) (Interest Rate Benchmark Reform Phase 2), issued on August 27, 2020 and early adopted by the Bank on November 1, 2020.
Classification and Measurement of Financial Assets
The Bank classifies its financial assets into the following categories:
•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Held-for-trading;
•	Non-trading fair value through profit or loss (FVTPL); and
•	Designated as measured at FVTPL.
The Bank recognizes financial assets on a settlement date basis, except for derivatives and securities, which are recognized on a trade date basis.
Debt Instruments
The classification and measurement for debt instruments is based on the Bank’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (SPPI). Refer to Note 3 for judgment with respect to the determination of the Bank’s business models and whether contractual cash flows represent SPPI.
The Bank has determined its business models as follows:
•	Held-to-collect: the objective is to collect contractual cash flows;
•	Held-to-collect-and-sell: the objective is both to collect contractual cash flows and sell the financial assets; and
•	Held-for-sale and other business models: the objective is neither of the above.
The Bank performs the SPPI test for financial assets held within the held-to-collect
and
held-to-collect-and-sell
business models. If these financial assets have contractual cash flows which are inconsistent with a basic lending arrangement that do not pass the SPPI test, they are classified as non-trading
financial assets measured at FVTPL. In a basic lending arrangement, interest includes only consideration for time value of money, credit risk, other basic lending risks, and a reasonable profit margin.
Debt Securities and Loans Measured at Amortized Cost
Debt securities and loans held within a
held-to-collect
business model where their contractual cash flows pass the SPPI test are measured at amortized cost. The carrying amount of these financial assets is adjusted by an allowance for credit losses recognized and measured as described in the
Impairment – Expected Credit Loss Model
section of this Note, as well as any write-offs and unearned income which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums. Interest income is recognized using EIRM. The effective interest rate (EIR) is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment in interest income over the term of the loan.
Debt Securities and Loans Measured at Fair Value through Other Comprehensive Income
Debt securities and loans held within a
held-to-collect-and-sell
business model where their contractual cash flows pass the SPPI test are measured at FVOCI. Fair value changes are recognized in other comprehensive income, except for impairment gains or losses, interest income and foreign exchange gains and losses on the instrument’s amortized cost, which are recognized in the Consolidated Statement of Income. Interest income is recognized using EIRM. The expected credit loss (ECL) allowance is recognized and measured as described in the Impairment – Expected Credit Loss Model section of this Note. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to income and recognized in other income (loss).
Financial Assets
Held-for-Trading
The
held-for-sale
business model includes financial assets held within a trading portfolio, which have been originated, acquired, or incurred principally for the purpose of selling in the near term, or if they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Financial assets held within this business model consist of trading securities, trading loans, as well as certain securities purchased under reverse repurchase agreements.
Trading portfolio assets are accounted for at fair value with changes in fair value recognized in trading income (loss). Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend
date and interest is recognized on an accrual basis. Both dividends and interest are included in interest income.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 6

Non-Trading
Financial Assets Measured at Fair Value through Profit or Loss
Non-trading
financial assets measured at FVTPL include financial assets held within the held-for-sale
and other business models, for example debt securities and loans managed on a fair value basis. Financial assets held within the held-to-collect
or
held-to-collect-and-sell
business models that do not pass the SPPI test are also classified as non-trading
financial assets measured at FVTPL. Changes in fair value as well as any gains or losses realized on disposal are recognized in other income (loss). Interest income from debt instruments is included in interest income on an accrual basis.
Financial Assets Designated at Fair Value through Profit or Loss
Debt instruments in a
held-to-collect
or
held-to-collect-and-sell
business model can be designated at initial recognition as measured at FVTPL, provided the designation can eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring these financial assets on a different basis. The FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets are designated at FVTPL, the designation is irrevocable. Changes in fair value as well as any gains or losses realized on disposal are recognized in other income (loss). Interest income from these financial assets is included in interest income on an accrual basis.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank is reported as a liability under Acceptances on the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.
Equity Instruments
Equity investments are required to be measured at FVTPL, except where the Bank has elected at initial recognition to irrevocably designate an equity investment, held for purposes other than trading, at FVOCI. If such an election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in other comprehensive income and are not subsequently reclassified to net income, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal. Consequently, there is no review required for impairment. Dividends will normally be recognized in interest income unless the dividends represent a recovery of part of the cost of the investment. Gains and losses on trading and non-trading
equity investments measured at FVTPL are included in trading income (loss) and other income (loss), respectively.
Classification and Measurement for Financial Liabilities
The Bank classifies its financial liabilities into the following categories:
•	Held-for-trading;
•	Designated at FVTPL; and
•	Other liabilities.
Financial Liabilities
Held-for-Trading
Financial liabilities are held within a trading portfolio if they have been incurred principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Financial liabilities held-for-trading
are primarily trading deposits, securitization liabilities at fair value, obligations related to securities sold short and certain obligations related to securities sold under repurchase agreements.
Trading portfolio liabilities are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income (loss). Transaction costs are expensed as incurred. Interest is recognized on an accrual basis in interest expense.
Financial Liabilities Designated at Fair Value through Profit or Loss
Certain financial liabilities may be designated at FVTPL at initial recognition. To be designated at FVTPL, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) the financial liabilities or a group of financial assets and financial liabilities are managed, and their
performance is evaluated, on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial liabilities are designated at FVTPL, the designation is irrevocable.
Financial liabilities designated at FVTPL are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income (loss), except for the amount of change in fair value attributable to changes in the Bank’s own credit risk, which is presented in other comprehensive income. Amounts recognized in other comprehensive income are not subsequently reclassified to net income upon derecognition of the financial liability; instead, they are transferred directly to retained earnings.
Changes in fair value attributable to changes in the Bank’s own credit risk are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using an all-in
discount curve reflecting both the interest rate benchmark curve and the Bank’s own credit curve; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based solely on the interest rate benchmark curve.
For loan commitments and financial guarantee contracts that are designated at FVTPL, the full change in fair value of the liability is recognized in other income (loss).
Interest is recognized on an accrual basis in interest expense.
Other Financial Liabilities
Deposits
Deposits, other than deposits included in a trading portfolio and deposits designated at FVTPL, are accounted for at amortized cost. Accrued interest on deposits is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.
Subordinated Notes and Debentures
Subordinated notes and debentures are accounted for at amortized cost. Accrued interest on subordinated notes and debentures is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 1 7

Reclassification of Financial Assets and Financial Liabilities
Financial assets and financial liabilities are not reclassified subsequent to their initial recognition, except for financial assets for which the Bank changes its business model for managing financial assets. Such reclassifications of financial assets are expected to be rare in practice.
Impairment – Expected Credit Loss Model
The ECL model applies to financial assets, including loans and debt securities measured at amortized cost, loans and debt securities measured at FVOCI, loan commitments, and financial guarantees that are not measured at FVTPL.
The ECL model consists of three stages: Stage 1 – Twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are credit-impaired. ECLs are the difference between all the contractual cash flows that are due to the Bank in accordance with the contract and all the cash flows the Bank expects to receive, discounted at the original EIR. If a significant increase in credit risk has occurred since initial recognition, impairment is measured as lifetime ECLs. Otherwise, impairment is measured as twelve-month ECLs which represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within twelve months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance reverts to being measured based on twelve-month ECLs.
Significant Increase in Credit Risk
For retail exposures, significant increase in credit risk is assessed based on changes in the twelve-month probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables.
For
non-retail
exposures, significant increase in credit risk is assessed based on changes in the internal risk rating (borrower risk ratings (BRR)) since initial recognition. Refer to the shaded areas of the “Managing Risk” section of the 2023 MD&A for further details on the Bank’s
21-point
BRR scale to risk levels.
For both retail and
non-retail
exposures, delinquency backstop when contractual payments are more than 30 days past due is also used in assessing significant increase in credit risk.
The Bank defines default as delinquency of 90 days or more for most retail products and BRR of 9 for non-retail
exposures. Exposures are considered credit-impaired and migrate to Stage 3 when the definition of default is met or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
When assessing whether there has been a significant increase in credit risk since the initial recognition of a financial asset, the Bank considers all reasonable and supportable information that is available without undue cost or effort about past events, current conditions, and forecast of future economic conditions. Refer to Note 3 for additional details.
Measurement of Expected Credit Losses
ECLs are measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and consider reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment, and the Bank’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank’s exposure to credit losses to the contractual notice period, ECLs are measured over the period the Bank is exposed to credit risk. For example, ECLs for credit cards are measured over the borrowers’ expected behavioural life, incorporating survivorship assumptions and borrower-specific attributes.
The Bank leverages its Advanced Internal Ratings-Based models used for regulatory capital purposes and incorporates adjustments where appropriate to calculate ECLs.
Forward-Looking Information and Expert Credit Judgment
Forward-looking information is considered when determining significant increase in credit risk and measuring ECLs. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.
Qualitative factors that are not already considered in the quantitative models are incorporated by applying expert credit judgment in determining the final ECLs. Refer to Note 3 for additional details.
Modified Loans
In cases where a borrower experiences financial difficulties, the Bank may grant certain modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.
If the Bank determines that a modification results in expiry of cash flows, the original asset is derecognized and a new asset is recognized based on the new contractual terms. Significant increase in credit risk is assessed relative to the risk of default on the date of modification.
If the Bank determines that a modification does not result in derecognition, significant increase in credit risk is assessed based on the risk of default at initial recognition of the original asset. Expected cash flows arising from the modified contractual terms are considered when calculating ECLs for the modified asset. For loans that were modified while having lifetime ECLs, the loans can revert to having twelve-month ECLs after a period of performance and improvement in the borrower’s financial condition.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 18

Allowance for Loan Losses, Excluding Acquired Credit-Impaired Loans
The allowance for loan losses represents management’s calculation of probability-weighted ECLs in the lending portfolios, including any off-balance
sheet exposures, at the balance sheet date. The allowance for loan losses for lending portfolios reported on the Consolidated Balance Sheet, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and customers’ liability under acceptances, is deducted from Loans on the Consolidated Balance Sheet. The allowance for loan losses for loans measured at FVOCI is presented on the Consolidated Statement of Changes in Equity. The allowance for loan losses for off-balance
sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance
sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of ECLs. Loan losses on impaired loans in Stage 3 continue to be recognized by means of an allowance for loan losses until a loan is written off.
A loan is written off against the related allowance for loan losses when there is no realistic prospect of recovery.
Non-retail
loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court.
Non-real
estate retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized. The time period over which the Bank performs collection activities on the contractual amount outstanding of financial assets that are written off varies from one jurisdiction to another and generally spans between less than one year to five years.
Allowance for Credit Losses on Debt Securities
The allowance for credit losses on debt securities represents management’s calculation of probability-weighted ECLs. Debt securities measured at amortized cost are presented net of the allowance for credit losses on the Consolidated Balance Sheet. The allowance for credit losses on debt securities measured at FVOCI are presented on the Consolidated Statement of Changes in Equity. The allowance for credit losses is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals.
Acquired Performing Loans
Acquired performing loans are initially measured at fair value, which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to current market rates. On acquisition, twelve-month ECLs are recognized on the acquired performing loans, resulting in the carrying amount being lower than fair value. Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium, including credit-related discounts, is considered to be an adjustment to the loan yield and is recognized in interest income using EIRM over the term of the loan, or the expected life of the loan for acquired performing loans with revolving terms.
Acquired Credit-Impaired Loans
When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be acquired credit-impaired (ACI) loans, with no ECLs recognized on acquisition. ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history, and recent borrower credit scores. ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value, including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate. Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan’s EIR as compared to the carrying value of the loan. The ECL in excess of the initial credit-related discount is recorded through the provision for credit losses. Interest income on ACI loans is calculated by applying the credit-adjusted EIR to the amortized cost of ACI loans.
SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS
The Bank classifies financial instruments that it issues as either financial liabilities, equity instruments, or compound instruments.
Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in Interest expense on the Consolidated Statement of Income.
Issued instruments are classified as equity when there is no contractual obligation to transfer cash or other financial assets to redeem or convert these instruments. Such instruments, if not mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option, are classified as equity on the Consolidated Balance Sheet. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Dividends and distributions on these instruments are recognized as a reduction in equity.
Compound instruments are comprised of both liability and equity components in accordance with the substance of the contractual arrangement. The liability component is initially measured at fair value with any residual amount assigned to the equity component. Issuance costs are allocated proportionately to the liability and equity components.
Common shares, preferred shares, and other equity instruments issued and held by the Bank are classified as treasury instruments in equity, and the cost of these instruments is recorded as a reduction in equity. Upon the sale of treasury instruments, the difference between the sale proceeds and the cost of the instruments is recorded in or against contributed surplus.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 19

GUARANTEES
The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (1) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (2) failure of another party to perform under an obligating agreement; or (3) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value. The fair value of a guarantee liability at initial recognition is normally equal to the present value of the guarantee fees received over the life of the contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.
If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are over-the-counter
(OTC) credit derivative contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.
DERIVATIVES
Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial
measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading
purposes. Derivatives are carried at their fair value on the Consolidated Balance Sheet.
Derivatives Held for Trading Purposes
The Bank enters into trading derivative contracts to meet the needs of its customers, to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolios. The realized and unrealized gains or losses on trading derivatives are recognized in trading income (loss).
Derivatives Held for
Non-trading
Purposes
Non-trading
derivatives are primarily used to manage interest rate, foreign exchange, and other market risks of the Bank’s traditional banking activities. When derivatives are held for non-trading
purposes and when the transactions meet the hedge accounting requirements of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), they are presented as non-trading
derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also presented as non-trading
derivatives with the change in fair value of these derivatives recognized in non-interest
income.
Hedging Relationships
Hedge Accounting
The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements and complies with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7.
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective, and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered highly effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in
Non-interest
income on the Consolidated Statement of Income.
Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness are recognized in Net interest income or
Non-interest
income, as applicable, on the Consolidated Statement of Income.
When derivatives are designated in hedge accounting relationships, the Bank classifies them either as: (1) hedges of the changes in fair value of recognized assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability in highly probable future cash flows attributable to recognized assets, liabilities or forecast transactions (cash flow hedges); or (3) hedges of net investments in foreign operations (net investment hedges).
Interest Rate Benchmark Reform
A hedging relationship is affected by IBOR reform if the reform gives rise to uncertainties about (a) the interest rate benchmark (contractually or non-contractually
specified) designated as a hedged risk; and/or (b) the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument.
For such hedging relationships, the following temporary exceptions apply during the period of uncertainty:
•
When assessing whether a forecast transaction is highly probable or expected to occur, it is assumed that the interest rate benchmark on which the hedged cash flows (contractually or non-contractually
specified) are based is not altered as a result of IBOR reform;

•
When assessing whether a hedge is expected to be highly effective, it is assumed that the interest rate benchmark on which the hedged cash flows and/or the hedged risk (contractually or non-contractually
specified) are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, is not altered as a result of IBOR reform;

•	A hedge is not required to be discontinued if the actual results of the hedge are outside of a range of 80–125 per cent as a result of IBOR reform; and
•
For a hedge of a
non-contractually
specified benchmark portion of interest rate risk, the requirement that the risk component is separately identifiable need only be met at the inception of the hedging relationship.

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.
The change in the fair value of the derivative that is designated and qualifies as a fair value hedge, as well as the change in the fair value of the hedged item attributable to the hedged risk, is recognized in net interest income to the extent that the hedging relationship is effective. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest
income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to Net interest income on the Consolidated Statement of Income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or
Non-interest
income, as applicable, on the Consolidated Statement of Income.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 20

Cash Flow Hedges
The Bank is exposed to variability in future cash flows attributable to interest rate, foreign exchange rate, and equity price risks. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.
The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is initially recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest
income. Amounts in accumulated other comprehensive income (AOCI) are reclassified to Net interest income or
Non-interest
income, as applicable, on the Consolidated Statement of Income in the same period during which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in AOCI at that time remains in AOCI until the forecast transaction impacts the Consolidated Statement of Income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in AOCI is immediately reclassified to Net interest income or
Non-interest
income, as applicable, on the Consolidated Statement of Income.
Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately in non-interest
income. Gains and losses in AOCI are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The Bank designates derivatives and non-derivatives
(such as foreign currency deposit liabilities) as hedging instruments in net investment hedges.
Embedded Derivatives
Derivatives may be embedded in financial liabilities or other host contracts. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not measured at fair value with changes in fair value recognized in income, such as held-for-trading
or designated at FVTPL. These embedded derivatives, which are bifurcated from the host contract, are recognized as Derivatives on the Consolidated Balance Sheet and measured at fair value with subsequent changes in fair value recognized in
Non-interest
income on the Consolidated Statement of Income.
TRANSLATION AND PRESENTATION OF FOREIGN CURRENCIES
The Bank’s Consolidated Financial Statements are presented in Canadian dollars. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.
Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date.
Non-monetary
assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates for the period. Translation gains and losses are included in non-interest
income except for equity investments designated at FVOCI where unrealized translation gains and losses are recorded in other comprehensive income.
Foreign operations are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s presentation currency, all assets and liabilities are first measured in the functional currency of the foreign operation and subsequently, translated at exchange rates prevailing at the balance sheet date. Income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these foreign operations, net of gains or losses arising from net investment hedges and applicable income taxes, are included in other comprehensive income. Translation gains and losses in AOCI are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the foreign operation. The investment balance of foreign entities accounted for by the equity method, including the Bank’s investment in The Charles Schwab Corporation, is translated into Canadian dollars using exchange rates prevailing at the balance sheet date with exchange gains or losses recognized in other comprehensive income.
OFFSETTING OF FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.
DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, as evidenced by the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or based on a valuation technique which maximizes the use of observable market inputs.
When financial assets and liabilities have offsetting market risks or credit risks, the Bank applies a measurement exception, as described in Note 5 under Portfolio Exception. The value determined from application of the portfolio exception must be allocated to the individual financial instruments within the group to arrive at the fair value of an individual financial instrument. Balance sheet offsetting presentation requirements, as described above under the
Offsetting of Financial Instruments
section of this Note, are then applied, if applicable.
Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. The Bank recognizes various types of valuation adjustments including, but not limited to, adjustments for bid-offer
spreads, adjustments for the unobservability of inputs used in pricing models, and adjustments for assumptions about risk, such as the creditworthiness of either counterparty and market implied unsecured funding costs and benefits for OTC derivatives.
If there is a difference between the initial transaction price and the value based on a valuation technique, the difference is referred to as inception profit or loss. Inception profit or loss is recognized upon initial recognition of the instrument only if the fair value is based on observable inputs. When an instrument is measured using a valuation technique that utilizes significant non-observable
inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized as non-observable
inputs become observable.
If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 2 1

DERECOGNITION OF FINANCIAL INSTRUMENTS
Financial Assets
The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.
When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risks and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.
If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.
Securitization
Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as “retained interests”). If the transfer qualifies for derecognition, a gain or loss on sale of the financial assets is recognized immediately in other income (loss) after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, the fair value of any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions that market participants would use in determining such fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income (loss).
Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Similarly, when the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets and servicing liabilities are initially recognized at fair value and subsequently carried at amortized cost.
Financial Liabilities
The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled, or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.
Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending
Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.
Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral or may require counterparties to return the collateral pledged. Certain transactions that do not meet derecognition criteria are also included in obligations related to securities sold under repurchase agreements. Refer to Note 9 for further details.
Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest, except when they are held-for-trading
or are designated at FVTPL. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income. Changes in fair value on reverse repurchase agreements and repurchase agreements that are held-for-trading
or are designated at FVTPL are included in Trading income (loss) or in Other income (loss) on the Consolidated Statement of Income.
In securities lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as Obligations related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.
In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as Securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. If securities are pledged as collateral, the securities remain on the Bank’s Consolidated Balance Sheet.
Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in
Non-interest
income on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 2 2

Physical commodities purchased or sold with an agreement to sell or repurchase the physical commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria are not met. These instruments are measured at fair value.
GOODWILL
Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.
Goodwill is allocated to a cash-generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment. If the composition of a CGU or group of CGUs to which goodwill has been allocated changes as a result of the sale of a business, restructuring or other changes, the goodwill is reallocated to the units affected using a relative value approach, unless the Bank can demonstrate that some other method better reflects the goodwill associated with the units affected.
Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs of disposal and its value-in-use,
is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and cannot be reversed in future periods.
INTANGIBLE ASSETS
Intangible assets represent identifiable
non-monetary
assets and are acquired either separately or through a business combination, or internally generated software. The Bank’s intangible assets consist primarily of core deposit intangibles, credit card related intangibles, software intangibles
, and other intangibles
. Intangible assets are initially recognized at
cost, or at
fair value
 if acquired through a business combination,
and are amortized over their estimated useful lives (4 to 15 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.

In respect of internally generated software, development costs are capitalized only if the costs can be measured reliably, the asset is technically feasible, future economic benefits are probable, and the Bank intends to and has sufficient resources to complete development of the asset. Research costs are expensed as incurred.
The Bank assesses its intangible assets for impairment indicators on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value-in-use,
is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Bank estimates the recoverable amount of the CGU to which the asset belongs. If the CGU is not impaired, the useful life of the intangible asset is assessed with any changes applied on a prospective basis. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.
LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS
Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains or losses on disposal are included in
Non-interest
income on the Consolidated Statement of Income.
The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.
Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	2 to 8 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 15 years

Leasehold improvements	Lesser of the remaining lease term and the remaining useful life of the asset
The Bank assesses its depreciable assets for changes in useful life or impairment on a quarterly basis. Where an impairment indicator exists and the depreciable asset does not generate separate cash flows on a stand-alone basis, impairment is assessed based on the recoverable amount of the CGU to which the depreciable asset belongs. If the CGU is not impaired, the useful life of the depreciable asset is assessed with any changes applied on a prospective basis. Any impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses previously recognized are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.
NON-CURRENT
ASSETS
HELD-FOR-SALE
Individual
non-current
assets or disposal groups are classified as
held-for-sale
if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market the sale of the non-current
assets or disposal groups.
Non-current
assets or disposal groups classified as
held-for-sale
are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Write-downs on premises related non-current
assets and write-downs on equipment on initial classification as held-for-sale
are included in
Non-interest
expenses on the Consolidated Statement of Income. Subsequently, a
non-current
asset or disposal group that is
held-for-sale
is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in Other income on the Consolidated Statement of Income.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 23

SHARE-BASED COMPENSATION
The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share option compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.
The Bank has various other share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in other liabilities on the Consolidated Balance Sheet. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of hedging activities, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period, in addition to a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.
EMPLOYEE BENEFITS
Defined Benefit Plans
Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s defined benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. All remeasurement gains and losses are recognized immediately in other comprehensive income, with cumulative gains and losses reclassified to retained earnings. Pension and post-retirement defined benefit plan expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated
on service and management’s best estimates of discount rate, compensation increases, health care cost trend rate, and mortality rates, which are reviewed annually with the Bank’s actuaries. The discount rate used to value liabilities is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows
.
The expense recognized includes the cost of benefits for employee service provided in the current year, net interest expense or income on the net defined benefit liability or asset, past service costs related to plan amendments, curtailments or settlements, and administrative costs. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.
The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative remeasurement gains and losses, expenses, and recognized contributions and is reported in other assets or other liabilities.
Net defined benefit assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.
Defined Contribution Plans
For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.
INSURANCE
Premiums for short-duration insurance contracts are deferred as unearned premiums and reported in
Non-interest
income on the Consolidated Statement of Income on a straight-line basis over the contractual term of the underlying policies, usually twelve months. Such premiums are recognized net of amounts ceded for reinsurance and apply primarily to property and casualty contracts. Unearned premiums are reported in insurance-related liabilities, gross of premiums ceded to reinsurers which are recognized in other assets. Premiums from life and health insurance policies are recognized as income when earned in insurance revenue.
For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future claims related to insurable events occurring at or before the Consolidated Balance Sheet date. These are determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case
basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic, and legal environment. These liabilities are continually reviewed, and as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Actuarial liabilities are reported in insurance-related liabilities with changes reported in insurance claims and related expenses.
PROVISIONS
Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.
Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.
INCOME TAXES
Income tax is comprised of current and deferred tax. Income tax is recognized in the Provision for (recovery of) income taxes on the Consolidated Statement of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches, and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 2 4

The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as det er
mined by statute.
LEASES
An arrangement contains a lease if there is an identified asset and the Bank has a right to control that asset for a period of time in exchange for consideration. A right-of-use
(ROU) asset and lease liability is recognized for all leases except for short-term leases and low value leases, as described below. At the lease commencement date, the lease liability is initially recognized at the present value of the future lease payments over the remaining lease term and is discounted using the Bank’s incremental borrowing rate. The ROU asset is recognized at cost, comprising an amount equal to the lease liability, subject to certain adjustments. Subsequently, the ROU asset is measured at cost less accumulated depreciation and impairment and adjusted for any remeasurement of lease liabilities, while the lease liability is accreted using the Bank’s incremental borrowing rate. The lease liability is remeasured when there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or changes in the Bank’s assumptions or strategies relating to the exercise of purchase, extension, or termination options.
The Bank’s leases consist primarily of real estate, equipment and other asset leases. ROU assets are recorded in Land, buildings, equipment, other depreciable assets, and right-of-use assets and
lease liabilities are included in Other liabilities on the Consolidated Balance Sheet. Interest expense on lease liabilities is included in Net interest income and depreciation expense on the ROU assets is recognized in
Non-interest
expenses on the Consolidated Statement of Income.
Short-term leases, which have a lease term of twelve months or less, and leases of low-value
assets are exempt, and their payments are recognized in
Non-interest
expenses on a straight-line basis within the Bank’s Consolidated Statement of Income.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment
The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank’s business models. In determining its business models, the Bank considers the following:
•	Management’s intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the portfolio of assets and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.
Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect
business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or more than infrequent.
Solely Payments of Principal and Interest Test
In assessing whether contractual cash flows represent SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instrument continue to meet the SPPI test:
•	Performance-linked features;
•	Terms that limit the Bank’s claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features;
•	Features that modify elements of the time value of money; and
•	Sustainability-linked features.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk
For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure’s credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.
For
non-retail
exposures, BRR is determined on an individual borrower basis using industry and sector specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 2 5

Measurement of Expected Credit Loss
ECLs are recognized on the initial recognition of financial assets. Allowance for credit losses represents management’s unbiased estimate of the risk of default and ECLs on the financial assets, including any off-balance
sheet exposures, at the balance sheet date.
For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date based on the EIR. PD estimates represent the forward-looking PD, updated quarterly based on the Bank’s historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off
events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and future draws where applicable.
For
non-retail
exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to forward-looking PD over the expected life. LGD estimates are determined by mapping the exposure’s facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the PD and LGD estimates to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.
Forward-Looking Information
In calculating ECLs, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions by considering the sources of uncertainty around the base forecast. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECLs. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability weightings to determine the probability-weighted ECLs. Refer to Note 8 for further details on the macroeconomic variables and ECL sensitivity.
Expert Credit Judgment
Management’s expert credit judgment is used to determine the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation.
There remains elevated economic uncertainty, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
LEASES
The Bank applies judgment in determining the appropriate lease term on a lease-by-lease
basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Consolidated Balance Sheet and Consolidated Statement of Income.
In determining the carrying amount of ROU assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.
FAIR VALUE MEASUREMENTS
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Judgment is used when determining which valuation techniques to apply, liquidity considerations, and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment
rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
Judgment is also used in recording valuation adjustments to model fair values to account for system limitations or measurement uncertainty, such as when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, Canadian Dollar Offered Rate (CDOR) cessation may also have an impact on the fair value of products that reference or use valuation models with CDOR inputs.
An analysis of the fair value of financial instruments and further details as to how they are measured are provided in Note 5.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 26

DERECOGNITION OF FINANCIAL ASSETS
Certain financial assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition, certain key determinations must be made, including whether the Bank’s rights to receive cash flows from the financial asset have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset.
Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial assets received or financial liabilities assumed, and any cumulative gains or losses allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial assets received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank.
Retained interests are financial interests in transferred assets retained by the Bank. They are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimated future cash flows are recognized in trading income (loss). These assumptions are subject to periodic reviews and may change due to significant changes in the economic environment.
GOODWILL AND OTHER INTANGIBLES
The recoverable amount of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal growth rates. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and post-retirement defined benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value the projected benefit obligation is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in remeasurement gains and losses which are recognized in OCI during the year and also impact expenses in future periods.
INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, changes in these liabilities could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.
PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case
basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.
Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for restructuring provisions.
INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking into account all the uncertainties involved.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.
Further information on insurance risk assumptions is provided in Note 21.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 27

CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In these cases, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity’s key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity’s key economic activities, it is considered to have decision-making power over the entity.
The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.
If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making power; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.
The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.
REVENUE FROM CONTRACTS WITH CUSTOMERS
The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed
method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank’s performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.
The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.
The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 28

INTEREST RATE BENCHMARK REFORM PHASE 2
Effective November 1, 2020, the Bank early adopted the Interest Rate Benchmark Reform Phase 2 and no transitional adjustment was required.
Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the EIR prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Relief is also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually
specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.
The global benchmark rate reform initiative to transition from IBOR benchmarks (such as CDOR to ARRs
)
may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry. Market risks arise because the new reference rates are likely to differ from the prior benchmark rates resulting in differences in the calculation of the applicable interest rate or payment amount. This could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. In Canada specifically, the expected discontinuation of the Bankers’ Acceptance (BA) lending model, which is responsible for creating the BA investment securities
that are sold to money market investors, might also have impacts to the Bank’s investment portfolio holdings and impact related earnings. In order to manage these risks, the Bank has established an enterprise-wide, cross functional initiative with senior executive oversight to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions, but such actions may not be sufficient to mitigate against the impact of all such risks.
Following previous announcements by various regulators, the publication has ceased for all sterling, Japanese yen, Swiss franc and euro London Interbank Offered Rate (LIBOR) settings, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021. From June 30, 2023, all remaining USD LIBOR tenors have either ceased or are published only on a synthetic basis for the use in legacy contracts that have no other fallback solution.
Six-month
and
twelve-month
CDOR tenors ceased to be published effective May 17, 2021, while the remaining tenors of CDOR
(one-month,
two-month,
and
three-month)
will cease following a final publication on June 28, 2024. In July 2023, the Canadian Alternative Reference Rate working group introduced a “no new CDOR or Banker’s Acceptance loan” milestone date of November 1, 2023 to facilitate a tapered transition for the loan market by reducing the volume of loans that need to be remediated ahead of CDOR’s cessation.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include, but are not limited to, making available new products referencing ARRs, preparing to c
e
ase the issuance of the residual
CDOR-based
financial instruments, transitioning legacy contracts by incorporating appropriate fallback language and preparing for overall operational readiness. The Bank continues to make progress on its CDOR transition plan.
The Bank’s exposure to
non-derivative
financial assets,
non-derivative
financial liabilities, derivative notional amounts and off-balance sheet commitments referencing USD LIBOR is no longer material to its financial statements as at October 31, 2023
(October 31, 2022 – $89 billion, $604 million, $4,387 billion and $71 billion, respectively).
The following table discloses the Bank’s exposure to financial instruments referencing CDOR that have yet to transition to an ARR and mature after June 28, 2024.

Exposures to CDOR Subject to Reform 1,2

(millions of Canadian dollars)	As at
	October 31 2023	October 31 2022
Non-derivative financial assets 3	$17,236	$10,927
Non-derivative financial liabilities 4	11,892	12,689
Derivative notional amounts	2,644,854	3,066,690

Off-balance sheet commitments 5	63,628	48,838

1	CDOR includes exposure to one-month, two-month, and three-month tenors for CDOR and BA rates.
2
Certain demand deposits with no specific maturity allow the Bank to change the benchmark reference rate at its sole discretion and are therefore excluded from the table. As at October 31, 2023, the carrying amount of demand deposits with no specific maturity was $7 billion (October 31, 2022 – $8 billion).

3
Loans reported under
non-derivative
financial assets represent the drawn amounts and exclude allowance for loan losses. As at October 31, 2023, non-derivative
financial assets were $17 billion, of which $9 billion relates to Loans and $6 billion relates to Debt securities at amortized cost. As at October 31, 2022, non-derivative
financial assets were $11 billion, of which $3 billion relates to Loans and $5 billion relates to Debt securities at amortized cost.

4
As at October 31, 2023,
non-derivative
financial liabilities were $12 billion, of which $7 billion relates to Subordinated notes and debentures. As at October 31, 2022, non-derivative
financial liabilities were $13 billion, of which $9 billion relates to Subordinated notes and debentures.

5
Exposures reflect authorized and committed undrawn commitments. For multi-currency
facilities, the currency of borrowing is often the same as the facility currency and therefore the Bank has assumed that the benchmark interest rate for its undrawn credit and liquidity commitments is in the same facility currency as the benchmark rate for that currency for the purpose of this disclosure.
Off-balance
sheet commitments include drawn amounts of BA borrowings.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 29

NOTE 4:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICIES
The following amendments to an accounting standard have been adopted by the Bank for the fiscal year ended October 31, 2023.
Amendments to IAS 12 – Income Taxes
On May 23, 2023, the IASB issued
International Tax Reform – Pillar Two Model Rules
, which amends IAS 12,
Income Taxes
. The amendments provide a temporary mandatory exception from the requirements to recognize and disclose information about deferred taxes related to the implementation of Pillar Two model rules. The Bank has applied the temporary mandatory exception in jurisdictions in which the rules have been substantively enacted, which is effective immediately and is retrospective. The Bank has assessed that the retrospective application has no current impact on the Bank’s consolidated results as at October 31, 2023.
Effective for reporting periods beginning on or after November 1, 2023, additional disclosure of current tax expense (recovery) and other information related to Pillar Two income tax exposures are required.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued but is not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
(IFRS

4), and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023, for the Bank. OSFI’s related Advisory precludes early adoption. The Bank will apply the standard retrospectively with restatement of comparatives, where it will recognize the cumulative effect of adopting the standard as an adjustment to the opening retained earnings balance as of November 1, 2022.
The Bank will transition to IFRS 17 by primarily applying the full retrospective approach. This approach results in the measurement of insurance contracts as if IFRS 17 had always applied to them. Under IFRS 17, the measurement of insurance contracts includes a risk adjustment, which represents the compensation the Bank requires for bearing the uncertainty related to non-financial
risk in its fulfilment of insurance contracts. The risk adjustment replaces the provision for adverse deviation under IFRS 4 and is expected to result in a lower valuation of insurance liabilities. When onerous contract groups are identified, the expected losses related to those contract groups shall be recorded in income. This results in an earlier recognition of losses compared to IFRS 4.
The Bank estimates a decrease to insurance-related liabilities and an increase to retained earnings of approximately $0.1 billion after-tax at November 1, 2022.
IFRS 17 requires cash flows to be measured at their present value using a discount factor that is reflective of the characteristics of the liability, the discount factor is no longer tied to the yield of the securities supporting insurance reserves. In adopting IFRS 17, the Bank will apply transitional guidance to reclassify certain securities supporting insurance reserves from financial assets designated at FVTPL to FVOCI and vice versa to minimize accounting mismatches arising from the application of the new discount factor under IFRS 17. The reclassification will be retrospectively applied on November 1, 2023 and will result in the movement of cumulative unrealized losses between accumulated other comprehensive income and retained earnings.
The Bank’s adoption of IFRS 17 is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 0

NOTE 5:  FAIR VALUE MEASUREMENTS
Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, non-trading
financial assets at FVTPL, financial assets and liabilities designated at FVTPL, financial assets at FVOCI, derivatives, certain securities purchased under reverse repurchase agreements, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost.
(a)
VALUATION GOVERNANCE
Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which include consideration of the reliability, relevancy, and timeliness of data.
(b)
METHODS AND ASSUMPTIONS
The Bank calculates fair value for measurement and disclosure purposes based on the following methods of valuation and assumptions:
Government and Government-Related Securities
The fair value of Canadian government debt securities is determined by quoted prices in active markets, reference to recent transaction prices, or third-party vendor prices. In cases where external and independent prices are not readily available, alternate techniques utilizing the risk metrics and unique characteristics of the security are used to support a prudent valuation until acceptable external pricing becomes available.
The fair value of Canadian residential mortgage-backed securities (MBS) is based on third-party vendor prices, reference to recent transaction prices, or valuation techniques that utilize observable inputs such as benchmark government bond prices, government bond yield curves, quoted yield spreads and prepayment rate assumptions related to the underlying collateral.
The fair value of U.S. government and agency debt securities is determined by reference to recent transaction prices, broker quotes, or third-party
vendor prices. For U.S. agency MBS pricing, brokers or third-party vendors may use a pool-specific
valuation model to value these securities, using observable market inputs.
The fair value of other Organisation for Economic
Co-operation
and Development (OECD) government-guaranteed debt is based on broker quotes and third-party
vendor prices, or where external and independent prices are not readily available, alternate techniques based on the risk metrics and unique characteristics of the security are used to support a prudent valuation until acceptable external pricing becomes available.
Other Debt Securities
The fair value of corporate and other debt securities is based on broker quotes, third-party
vendor prices, or alternate techniques utilizing the risk metrics and unique characteristics of the security used to support a prudent valuation until acceptable external pricing becomes available. Asset-backed securities are primarily fair valued using third-party vendor prices, including those generated by issue-specific valuation models using observable market inputs.
Equity Securities
The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-ask
spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.
If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party do not impact the fair value of the original instrument.
Retained Interests
Retained interests are classified as trading securities and are initially recognized at their relative fair market value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
Loans
The estimated fair value of loans carried at amortized cost reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.
The fair value of loans carried at FVTPL, which includes trading loans and non-trading
loans at FVTPL, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, or uses valuation techniques to determine fair value.
The fair value of loans carried at FVOCI is assumed to approximate amortized cost as they are generally floating rate performing loans that are short term in nature.
Commodities
The fair value of commodities is based on quoted prices in active markets, where available. The Bank also transacts commodity derivative contracts which can be traded on an exchange or in OTC markets.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 1

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the
Black-Scholes
model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.
Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.
A credit valuation adjustment (CVA) is recognized against the model value of OTC derivatives to account for the uncertainty that the counterparty in a derivative transaction may not be able to fulfil its obligations under the transaction to the Bank. In determining CVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty, using market observed or proxy credit spreads, in assessing potential future amounts owed to the Bank.
The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.
A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives to recognize the market implied unsecured funding costs and benefits considered in the pricing and fair value determination. Some of the key drivers of FVA include the market implied funding spread and the expected average exposure by counterparty.
The Bank will continue to monitor industry practice on valuation adjustments and may refine the methodology as market practices evolve.
Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.
For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.
For trading deposits and deposits designated at FVTPL, which is included in financial liabilities designated at FVTPL, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.
Securitization Liabilities
The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves and MBS curves.
Obligations Related to Securities Sold Short
The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.
Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements
Commodities and certain bonds and equities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.
Subordinated Notes and Debentures
The fair value of subordinated notes and debentures are based on quoted market prices.
Portfolio Exception
IFRS 13, Fair Value Measurement provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities, on the basis of net exposure to a particular risk, or risks; and uses mid-market
prices as a basis for establishing fair values for the offsetting risk positions and applies the most representative price within the bid-ask
spread to the net open position, as appropriate. Refer to Note 2 for further details on the use of the portfolio exception to establish fair value.
(c)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The carrying value and fair value of financial assets and liabilities not carried at fair value are disclosed in the table below. For these instruments, fair values are calculated for disclosure purposes only, using the valuation techniques used by the Bank. In addition, the Bank has determined that the carrying value of certain financial assets and liabilities approximates their fair value, which include: cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, amounts receivable from brokers, dealers, and clients, other assets, acceptances, amounts payable to brokers, dealers, and clients, and other liabilities. Substantially all securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are measured at amortized cost where the carrying value approximates their fair value.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 2

Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)			As at
	October 31, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$232,093	$222,699	$256,362	$244,523
Other debt securities	75,923	72,511	86,412	81,913
Total debt securities at amortized cost, net of allowance for credit losses	308,016	295,210	342,774	326,436
Total loans, net of allowance for loan losses	895,947	877,763	831,043	810,912
Total financial assets not carried at fair value	$1,203,963	$1,172,973	$1,173,817	$1,137,348

FINANCIAL LIABILITIES
Deposits	$1,198,190	$1,188,585	$1,229,970	$1,218,552
Securitization liabilities at amortized cost	12,710	12,035	15,072	14,366
Subordinated notes and debentures	9,620	9,389	11,290	10,853
Total financial liabilities not carried at fair value	$1,220,520	$1,210,009	$1,256,332	$1,243,771

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.
(d)
FAIR VALUE HIERARCHY
IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon
the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level
 1
: Fair value is based on quoted market prices for identical assets or liabilities that are traded in an active exchange market or highly liquid and actively traded in OTC markets.
Level
 2
: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.
Level
 3
: Fair value is based on
non-observable
inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially recognized at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques.
Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value
The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities not carried at fair value as at October 31, 2023 and October 31, 2022, but for which fair value is disclosed.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value 1
(millions of Canadian dollars)	As at
	October 31, 2023				October 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$–	$222,699	$–	$222,699	$–	$244,513	$10	$244,523
Other debt securities	–	72,510	1	72,511	–	81,912	1	81,913
Total debt securities at amortized cost, net of allowance for credit losses	–	295,209	1	295,210	–	326,425	11	326,436
Total loans, net of allowance for loan losses	–	284,280	593,483	877,763	–	261,618	549,294	810,912
Total assets with fair value disclosures	$–	$579,489	$593,484	$1,172,973	$–	$588,043	$549,305	$1,137,348

LIABILITIES
Deposits	$–	$1,188,585	$–	$1,188,585	$–	$1,218,552	$–	$1,218,552
Securitization liabilities at amortized cost	–	12,035	–	12,035	–	14,366	–	14,366
Subordinated notes and debentures	–	9,389	–	9,389	–	10,853	–	10,853
Total liabilities with fair value disclosures	$–	$1,210,009	$–	$1,210,009	$–	$1,243,771	$–	$1,243,771

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 3

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at October 31, 2023 and October 31, 2022.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
	October 31, 2023				October 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal	$72	$9,073	$–	$9,145	$620	$9,042	$–	$9,662
Provinces	–	7,445	–	7,445	–	7,706	–	7,706
U.S. federal, state, municipal governments, and agencies debt	2	24,325	67	24,394	2	23,466	–	23,468
Other OECD government-guaranteed debt	–	8,811	–	8,811	–	8,341	–	8,341
Mortgage-backed securities	–	1,698	–	1,698	–	2,109	–	2,109
Other debt securities
Canadian issuers	–	6,067	5	6,072	–	6,604	–	6,604
Other issuers	–	14,553	60	14,613	–	12,344	49	12,393
Equity securities	54,186	41	10	54,237	44,424	32	–	44,456
Trading loans	–	17,261	–	17,261	–	11,749	–	11,749
Commodities	7,620	791	–	8,411	16,084	1,149	–	17,233
Retained interests	–	3	–	3	–	5	–	5
	61,880	90,068	142	152,090	61,130	82,547	49	143,726
Non-trading financial assets at fair value through profit or loss
Securities	269	2,596	980	3,845	228	6,608	845	7,681
Loans	–	3,495	–	3,495	–	3,265	–	3,265
	269	6,091	980	7,340	228	9,873	845	10,946
Derivatives
Interest rate contracts	17	22,893	–	22,910	167	23,699	–	23,866
Foreign exchange contracts	26	57,380	7	57,413	35	72,006	5	72,046
Credit contracts	–	54	–	54	–	56	–	56
Equity contracts	58	4,839	–	4,897	4	4,303	–	4,307
Commodity contracts	306	1,787	15	2,108	634	2,919	45	3,598
	407	86,953	22	87,382	840	102,983	50	103,873
Financial assets designated at fair value through profit or loss
Securities 1	–	5,818	–	5,818	–	5,039	–	5,039
	–	5,818	–	5,818	–	5,039	–	5,039
Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	18,210	–	18,210	–	16,368	–	16,368
Provinces	–	19,940	–	19,940	–	20,240	–	20,240
U.S. federal, state, municipal governments, and agencies debt	–	11,002	–	11,002	–	11,559	–	11,559
Other OECD government-guaranteed debt	–	1,498	–	1,498	–	1,682	–	1,682
Mortgage-backed securities	–	2,277	–	2,277	–	1,033	–	1,033
Other debt securities
Asset-backed securities	–	4,114	–	4,114	–	4,440	–	4,440
Corporate and other debt	–	8,863	27	8,890	–	8,621	60	8,681
Equity securities	1,133	3	2,377	3,513	840	2	2,477	3,319
Loans	–	421	–	421	–	2,353	–	2,353
	1,133	66,328	2,404	69,865	840	66,298	2,537	69,675
Securities purchased under reverse repurchase agreements	–	9,649	–	9,649	–	7,450	–	7,450
FINANCIAL LIABILITIES
Trading deposits	–	29,995	985	30,980	–	23,389	416	23,805
Derivatives
Interest rate contracts	16	21,064	126	21,206	112	19,010	156	19,278
Foreign exchange contracts	19	44,841	13	44,873	23	62,378	1	62,402
Credit contracts	–	172	–	172	–	152	–	152
Equity contracts	7	3,251	21	3,279	–	5,804	59	5,863
Commodity contracts	248	1,846	16	2,110	234	3,186	18	3,438
	290	71,174	176	71,640	369	90,530	234	91,133
Securitization liabilities at fair value	–	14,422	–	14,422	–	12,612	–	12,612
Financial liabilities designated at fair value through profit or loss	–	192,108	22	192,130	–	162,742	44	162,786
Obligations related to securities sold short 1	1,329	43,332	–	44,661	2,909	42,596	–	45,505
Obligations related to securities sold under repurchase agreements	–	12,641	–	12,641	–	9,509	–	9,509

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 4

(e)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on whether there is sufficient frequency and volume in an active market. During the year ended October 31, 2023, there were no significant transfers between Level 1 and Level 2. During the year ended October 31, 2022, the Bank transferred $383 million of FVOCI U.S. government debt from Level 1 to Level 2.
Movements of Level 3 instruments
Significant transfers into and out of Level 3 occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments, there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.
There were no significant transfers between Level 2 and Level 3 during the years ended October 31, 2023 and October 31, 2022.
There were no other significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the years ended October 31, 2023 and October 31, 2022.
(f)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the years ended October 31, 2023 and October 31, 2022.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2022	Total realized and unrealized gains (losses)		Movements 4		Transfers		Fair value as at October 31 2023	Change in unrealized gains (losses) on instruments still held 5
		Included in income 1	Included in OCI 2,3	Purchases/ Issuances	Sales/ Settlements	Into Level 3	Out of Level 3

FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities	$–	$–	$–	$33	$–	$34	$–	$67	$–
Other debt securities	49	7	–	111	(145)	95	(52)	65	1

Equity securities	–	(2)	–	41	(29)	–	–	10	2

	49	5	–	185	(174)	129	(52)	142	3
Non-trading financial assets at fair value through profit or loss
Securities	845	4	–	187	(56)	–	–	980	(17)

Loans	–	–	–	–	–	–	–	–	–

	845	4	–	187	(56)	–	–	980	(17)
Financial assets at fair value through other comprehensive income
Other debt securities	60	–	(6)	22	(28)	–	(21)	27	–

Equity securities	2,477	–	(565)	2,473	(2,008)	–	–	2,377	(382)
	$2,537	$–	$(571)	$2,495	$(2,036)	$–	$(21)	$2,404	$(382)

FINANCIAL LIABILITIES

Trading deposits 6	$(416)	$(57)	$–	$(539)	$30	$(15)	$12	$(985)	$(43)
Derivatives 7
Interest rate contracts	(156)	(47)	–	–	77	–	–	(126)	25
Foreign exchange contracts	4	(2)	–	–	(1)	(8)	1	(6)	2
Equity contracts	(59)	35	–	26	(17)	(1)	(5)	(21)	24

Commodity contracts	27	24	–	–	(52)	–	–	(1)	(1)

	(184)	10	–	26	7	(9)	(4)	(154)	50

Financial liabilities designated at fair value through profit or loss	(44)	(89)	–	(486)	597	–	–	(22)	(89)
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 5

	Fair value as at November 1 2021	Total realized and unrealized gains (losses)		Movements 4		Transfers		Fair value as at October 31 2022	Change in unrealized gains (losses) on instruments still held 5
		Included in income 1	Included in OCI 2,3	Purchases/ Issuances	Sales/ Settlements	Into Level 3	Out of Level 3

FINANCIAL ASSETS
Trading loans, securities, and other
Government and government-related securities	$–	$–	$–	$–	$–	$–	$–	$–	$–
Other debt securities	6	1	–	5	(15)	57	(5)	49	–

Equity securities	33	–	–	24	(57)	–	–	–	–

	39	1	–	29	(72)	57	(5)	49	–
Non-trading financial assets at fair value through profit or loss
Securities	760	95	–	193	(89)	–	(114)	845	8

Loans	3	–	–	–	(3)	–	–	–	–

	763	95	–	193	(92)	–	(114)	845	8
Financial assets at fair value through other comprehensive income
Other debt securities	64	–	4	–	(8)	–	–	60	–

Equity securities	1,609	–	86	636	146	–	–	2,477	78
	$1,673	$–	$90	$636	$138	$–	$–	$2,537	$78

FINANCIAL LIABILITIES

Trading deposits 6	$(141)	$40	$–	$(324)	$3	$(11)	$17	$(416)	$31
Derivatives 7
Interest rate contracts	(88)	(93)	–	–	7	–	18	(156)	(52)
Foreign exchange contracts	7	(4)	–	–	–	1	–	4	2
Equity contracts	(82)	(5)	–	–	–	3	25	(59)	23

Commodity contracts	31	58	–	–	(62)	–	–	27	21

	(132)	(44)	–	–	(55)	4	43	(184)	(6)

Financial liabilities designated at fair value through profit or loss	(76)	(238)	–	(337)	607	–	–	(44)	(238)
Obligations related to securities sold short	(9)	–	–	–	9	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 7 for further details.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
Consists of derivative assets of $22 million (October 31, 2022/November 1, 2022 – $50 million; November 1, 2021 – $47 million) and derivative liabilities of $176 million (October 31, 2022/November 1, 2022 – $234 million; November 1, 2021 – $179 million), which have been netted in this table for presentation purposes only.

(g)
VALUATION OF ASSETS AND LIABILITIES CLASSIFIED AS LEVEL 3
Significant unobservable inputs in Level 3 positions
The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.
Price Equivalent
Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in ‘points’, and represents a percentage of the par amount. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities. New issuances of debt and equity securities are priced at 100% of the issue price.
Correlation
The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.
Implied Volatility
Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as
Black-Scholes,
will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking
and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.
Funding
Ratio
The funding ratio is a significant unobservable input required to value loan commitments issued by the Bank. The funding ratio represents an estimate of the percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/decrease in the funding ratio will increase/decrease loan commitment liability values in relationship to prevailing interest rates.
Earnings Multiple, Discount Rate, and Liquidity Discount
Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 6

Inflation Rate Swap Curve
The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates. Generally, swap curves are observable; however, there may be instances where certain specific swap curves are not observable.
Net Asset Value
The fair value of certain private funds is based on the net asset value determined by the fund managers based on valuation methodologies, as there are no observable prices for these instruments.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
The following table presents the Bank’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
								As at
			October 31, 2023		October 31, 2022
	Valuation technique	Significant unobservable inputs (Level 3)	Lower range	Upper range	Lower range		Upper range	Unit
Government and government-related securities	Market comparable	Bond price equivalent	99	100	n/a	1	n/a	points

Other debt securities	Market comparable	Bond price equivalent	–	103	–		102	points

Equity securities 2	Market comparable	New issue price	100	100	100		100	%
	Discounted cash flow	Discount rate	–	–	–		–	%
	Market comparable	Price equivalent	n/a	n/a	128		145	%

Non-trading financial assets at fair value through profit or loss	Market comparable	New issue price	100	100	100		100	%
	Discounted cash flow	Discount rates	9	9	9		9	%
	EBITDA multiple	Earnings multiple	–	20.0	–		20.0	times
	Price-based	Net Asset Value 3	n/a	n/a	n/a		n/a

Derivatives
Interest rate contracts	Discounted cash flow	Inflation rate swap curve	1	2	–		3	%
	Option model	Funding ratio	75	75	65		75	%

Foreign exchange contracts	Option model	Currency-specific volatility	5	14	8		17	%

Equity contracts	Option model	Price correlation	55	86	–		95	%
		Quanto correlation	–	68	–		68	%
		Dividend yield	–	7	–		7	%
		Equity volatility	14	41	13		76	%

Commodity contracts	Option model	Quanto correlation	(67)	(47)	(67)		(47)%
		Swaption correlation	n/a	n/a	n/a		n/a	%

Trading deposits	Option model	Price correlation	n/a	n/a	n/a		n/a	%
		Quanto correlation	–	68	n/a		n/a	%
		Dividend yield	–	4	–		5	%
		Equity volatility	14	20	99		99	%
	Swaption model	Currency-specific volatility	50	503	55		821	%

Financial liabilities designated at fair value through profit or loss	Option model	Funding ratio	4	70	6		65	%

Obligations related to securities sold short	Market comparable	Bond Price Equivalent	n/a	n/a	n/a		n/a	points
	Market comparable	New issue price	100	100	n/a		n/a	%

1	Not applicable.
2
Common shares exclude the fair value of Federal Reserve stock and Federal Home Loan Bank (FHLB) stock of $2.2 billion (October 31, 2022 – $1.7 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.

3	Net asset value information for private funds has not been disclosed due to the wide range in prices for these instruments.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 3 7

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, that are classified in Level 3 of the fair value hierarchy as at October 31. For non-trading
securities at FVTPL and equity securities at FVOCI, the sensitivity was calculated based on an upward and downward shock of the fair value reported. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation. For interest rate derivatives, the Bank performed a sensitivity analysis on the mortgage spreads and unobservable inflation curve. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends, correlation, or the price and volatility of the underlying equity instrument. For financial liabilities designated at FVTPL, the sensitivity was calculated based on an upward and downward shock of the funding ratio.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	October 31, 2023		October 31, 2022
	Impact to net assets		Impact to net assets
	Decrease in fair value	Increase in fair value	Decrease in fair value	Increase in fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Securities	$10	$2	$–	$–
Non-trading financial assets at fair value through profit or loss
Securities	133	49	115	42

Financial assets at fair value through other comprehensive income
Equity securities	163	13	22	8

FINANCIAL LIABILITIES
Trading deposits	–	–	1	1
Derivatives
Interest rate contracts	25	16	15	21
Equity contracts	2	1	2	2
	27	17	17	23
Financial liabilities designated at fair value through profit or loss	5	5	7	7
Total	$338	$86	$162	$81
For the years ended October 31, 2023 and 2022, the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable
inputs at initial recognition were immaterial.
(h)
FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE
Securities Designated at Fair Value through Profit or Loss
Certain securities supporting insurance reserves within the Bank’s insurance underwriting subsidiaries have been designated at FVTPL to eliminate or significantly reduce an accounting mismatch. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, which includes the securities designated at FVTPL, with changes in the discount factor being recognized on the Consolidated Statement of Income. The unrealized gains or losses on securities designated at FVTPL are recognized on the Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.
In addition, certain debt securities have been designated at FVTPL as they are economically hedged with derivatives and the designation eliminates or significantly reduces an accounting mismatch.
Financial Liabilities Designated at Fair Value through Profit or Loss
Certain deposits have been designated at FVTPL to reduce an accounting mismatch from related economic hedges, and are included in Financial liabilities designated at FVTPL on the Consolidated Balance Sheet. In addition, certain obligations related to securities sold under repurchase agreements have been designated at FVTPL as the instruments are part of a portfolio that is managed on a fair value basis and have been included in Obligations related to securities sold under repurchase agreements on the Consolidated Balance Sheet. The fair value of obligations related to securities sold under repurchase agreements designated at FVTPL was $7,974 million as at October 31, 2023 (October 31, 2022 – $5,014 million).
For financial liabilities designated at FVTPL, the estimated amount that the Bank would be contractually required to pay at maturity, which is based on notional amounts, was $2,897 million less than its fair value as at October 31, 2023 (October 31, 2022 – $288 million).

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 38

NOTE 6:  OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES
The Bank enters into netting agreements with counterparties (such as clearing houses) to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending transactions, and OTC and exchange-traded derivatives. These netting agreements and similar arrangements generally allow the counterparties to set-off
liabilities against available assets received. The right to
set-off
is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These agreements effectively reduce the Bank’s credit exposure by what it would have been if those same counterparties were liable for the gross exposure on the same underlying contracts.
Netting arrangements are typically constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation, types of collateral, and the definition of default and other termination events for transactions executed under the agreement. The master netting agreements contain the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include clearing agreements, global master repurchase agreements, and global master securities lending agreements.
In the normal course of business, the Bank enters into contracts to buy and sell goods and services from various suppliers. Some of these contracts may have netting provisions that allow for the offset of various trade payables and receivables in the event of default of one of the parties. While these are not disclosed in the following table, the gross amount of all payables and receivables to and from the Bank’s vendors is disclosed in Note 16 in accounts receivable and other items, and in Note 18 in accounts payable, accrued expenses, and other items.
The Bank also enters into regular way purchases and sales of stocks and bonds. Some of these transactions may have netting provisions that allow for the offset of broker payables and broker receivables related to these purchases and sales. While these are not disclosed in the following table, the amount of receivables are presented in amounts receivable from brokers, dealers, and clients, and payables are disclosed in amounts payable to brokers, dealers, and clients.
The following table provides a summary of the financial assets and liabilities which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set-off
on the Consolidated Balance Sheet, as well as financial collateral received to mitigate credit exposures for these financial assets and liabilities. The gross financial assets and liabilities are reconciled to net amounts and are presented within the associated line on the Consolidated Balance Sheet, after transactions with the same counterparties have been offset. Related amounts and collateral received that are not offset on the Consolidated Balance Sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

Offsetting Financial Assets and Financial Liabilities
(millions of Canadian dollars)					As at
					October 31, 2023
				Amounts subject to an enforceable master netting agreement or similar arrangement that are not offset in the Consolidated Balance Sheet 1,2
	Gross amounts of recognized financial instruments before balance sheet netting	Gross amounts of recognized financial instruments offset in the Consolidated Balance Sheet	Net amount of financial instruments presented in the Consolidated Balance Sheet	Amounts subject to an enforceable master netting agreement	Collateral	Net Amount

Financial Assets
Derivatives	$93,867	$6,485	$87,382	$47,300	$13,526	$26,556

Securities purchased under reverse repurchase agreements	232,211	27,878	204,333	12,291	188,510	3,532

Total	326,078	34,363	291,715	59,591	202,036	30,088

Financial Liabilities
Derivatives	78,125	6,485	71,640	47,300	14,279	10,061

Obligations related to securities sold under repurchase agreements	194,732	27,878	166,854	12,291	153,090	1,473
Total	$272,857	$34,363	$238,494	$59,591	$167,369	$11,534

					October 31, 2022

Financial Assets
Derivatives	$121,791	$17,918	$103,873	$60,796	$18,887	$24,190

Securities purchased under reverse repurchase agreements	183,323	23,156	160,167	8,473	149,315	2,379

Total	305,114	41,074	264,040	69,269	168,202	26,569

Financial Liabilities
Derivatives	109,051	17,918	91,133	60,796	28,374	1,963

Obligations related to securities sold under repurchase agreements	151,180	23,156	128,024	8,473	118,391	1,160
Total	$260,231	$41,074	$219,157	$69,269	$146,765	$3,123

1	Excess collateral as a result of overcollateralization has not been reflected in the table.
2	Includes amounts where the contractual set-off rights are subject to uncertainty under the laws of the relevant jurisdiction.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 39

NOTE 7:  SECURITIES
Securities are held by the Bank for both trading and
non-trading
activities. Trading securities are included in Trading loans, securities, and other on the Consolidated Balance Sheet.
Non-trading
securities are included in
Non-trading
financial assets at FVTPL, Financial assets designated at FVTPL, Financial assets at FVOCI, or Debt securities at amortized cost, net of allowance for credit losses on the Consolidated Balance Sheet.
(a)
REMAINING TERMS TO MATURITIES OF SECURITIES
The remaining terms to contractual maturities of the securities held by the Bank are shown on the following table.

Securities Maturity Schedule
(millions of Canadian dollars)								As at
							October 31 2023	October 31 2022
	Remaining terms to maturities 1
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total

Trading securities
Government and government-related securities
Canadian government debt
Federal	$2,275	$2,427	$2,008	$1,414	$1,021	$–	$9,145	$9,662
Provinces	1,245	1,673	791	1,492	2,244	–	7,445	7,706
U.S. federal, state, municipal governments, and agencies debt	6,843	4,606	3,493	3,521	5,931	–	24,394	23,468
Other OECD government-guaranteed debt	6,920	829	515	335	212	–	8,811	8,341
Mortgage-backed securities
Residential	485	727	267	5	–	–	1,484	1,886

Commercial	45	41	64	64	–	–	214	223

	17,813	10,303	7,138	6,831	9,408	–	51,493	51,286
Other debt securities
Canadian issuers	895	2,174	1,120	1,110	773	–	6,072	6,604

Other issuers	3,023	5,996	3,445	1,788	359	2	14,613	12,393

	3,918	8,170	4,565	2,898	1,132	2	20,685	18,997
Equity securities
Common shares	–	–	–	–	–	54,204	54,204	44,423

Preferred shares	–	–	–	–	–	33	33	33

	–	–	–	–	–	54,237	54,237	44,456

Retained interests	–	1	2	–	–	–	3	5

Total trading securities	$21,731	$18,474	$11,705	$9,729	$10,540	$54,239	$126,418	$114,744
Non-trading financial assets at fair value through profit or loss
Government and government-related securities

U.S. federal, state, municipal governments, and agencies debt	$10	$–	$–	$–	$278	$–	$288	$287

	10	–	–	–	278	–	288	287
Other debt securities
Canadian issuers	–	42	201	23	–	484	750	710
Asset-backed securities	–	557	564	657	107	–	1,885	5,900

Other issuers	1	–	–	–	–	47	48	35

	1	599	765	680	107	531	2,683	6,645
Equity securities
Common shares	–	–	–	–	–	816	816	698

Preferred shares	–	–	–	–	–	58	58	51

	–	–	–	–	–	874	874	749

Total non-trading financial assets at fair value through profit or loss	$11	$599	$765	$680	$385	$1,405	$3,845	$7,681
Financial assets designated at fair value through profit or loss
Government and government-related securities
Canadian government debt
Federal	$484	$–	$–	$–	$–	$–	$484	$203
Provinces	934	8	–	874	–	1	1,817	1,636
U.S. federal, state, municipal governments, and agencies debt	–	8	–	–	–	–	8	8

Other OECD government-guaranteed debt	279	77	55	–	–	–	411	575

	1,697	93	55	874	–	1	2,720	2,422
Other debt securities
Canadian issuers	539	1,045	626	367	–	–	2,577	2,335

Other issuers	27	347	143	4	–	–	521	282

	566	1,392	769	371	–	–	3,098	2,617
Total financial assets designated at fair value through profit or loss	$2,263	$1,485	$824	$1,245	$–	$1	$5,818	$5,039

1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 0

Securities Maturity Schedule (Continued)
(millions of Canadian dollars)								As at
							October 31 2023	October 31 2022
	Remaining terms to maturities 1
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total

Securities at fair value through other comprehensive income

Government and government-related securities
Canadian government debt
Federal	$1,704	$4,507	$1,367	$10,356	$276	$–	$18,210	$16,368
Provinces	1,447	3,426	3,808	10,947	312	–	19,940	20,240
U.S. federal, state, municipal governments, and agencies debt	4,513	2,535	696	888	2,370	–	11,002	11,559
Other OECD government-guaranteed debt	163	1,090	170	75	–	–	1,498	1,682

Mortgage-backed securities	–	521	1,756	–	–	–	2,277	1,033

	7,827	12,079	7,797	22,266	2,958	–	52,927	50,882
Other debt securities
Asset-backed securities	1,946	272	–	166	1,730	–	4,114	4,440

Corporate and other debt	1,241	2,532	2,105	1,753	1,259	–	8,890	8,681

	3,187	2,804	2,105	1,919	2,989	–	13,004	13,121
Equity securities
Common shares	–	–	–	–	–	3,170	3,170	2,221

Preferred shares	–	–	–	–	–	343	343	1,098

	–	–	–	–	–	3,513	3,513	3,319

Total securities at fair value through other comprehensive income	$11,014	$14,883	$9,902	$24,185	$5,947	$3,513	$69,444	$67,322
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities
Canadian government debt
Federal	$920	$6,728	$14,330	$2,098	$1,268	$–	$25,344	$19,753
Provinces	762	2,462	3,146	11,091	13	–	17,474	16,654
U.S. federal, state, municipal governments, and agencies debt	18,811	15,612	30,797	34,423	46,574	–	146,217	172,383

Other OECD government-guaranteed debt	6,931	19,870	11,431	3,037	–	–	41,269	47,572

	27,424	44,672	59,704	50,649	47,855	–	230,304	256,362
Other debt securities
Asset-backed securities	25	5,046	10,352	7,057	17,408	–	39,888	49,893
Non-agency collateralized mortgage obligation portfolio	–	–	–	209	16,582	–	16,791	17,242
Canadian issuers	39	1,736	1,571	1,206	–	–	4,552	4,296

Other issuers	1,507	4,696	6,490	3,788	–	–	16,481	14,981

	1,571	11,478	18,413	12,260	33,990	–	77,712	86,412

Total debt securities at amortized cost, net of allowance for credit losses	28,995	56,150	78,117	62,909	81,845	–	308,016	342,774
Total securities	$64,014	$91,591	$101,313	$98,748	$98,717	$59,158	$513,541	$537,560

1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 1

(b)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at October 31, 2023 and October 31, 2022.

Unrealized Securities Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)									As at
				October 31, 2023					October 31, 2022
	Cost/ amortized cost	1	Gross unrealized gains	Gross unrealized (losses )	Fair value	Cost/ amortized cost	1	Gross unrealized gains	Gross unrealized (losses )	Fair value
Government and government-related securities
Canadian government debt
Federal	$18,335		$45	$(170)	$18,210	$16,420		$69	$(121)	$16,368
Provinces	19,953		105	(118)	19,940	20,279		99	(138)	20,240
U.S. federal, state, municipal governments, and agencies debt	11,260		17	(275)	11,002	11,855		22	(318)	11,559
Other OECD government-guaranteed debt	1,521		1	(24)	1,498	1,715		1	(34)	1,682

Mortgage-backed securities	2,313		–	(36)	2,277	1,035		1	(3)	1,033

	53,382		168	(623)	52,927	51,304		192	(614)	50,882
Other debt securities
Asset-backed securities	4,146		–	(32)	4,114	4,511		–	(71)	4,440

Corporate and other debt	8,946		43	(99)	8,890	8,820		23	(162)	8,681

	13,092		43	(131)	13,004	13,331		23	(233)	13,121

Total debt securities	66,474		211	(754)	65,931	64,635		215	(847)	64,003
Equity securities
Common shares	3,191		95	(116)	3,170	2,191		63	(33)	2,221

Preferred shares	566		1	(224)	343	1,100		71	(73)	1,098

	3,757		96	(340)	3,513	3,291		134	(106)	3,319
Total securities at fair value through other comprehensive income	$70,231		$307	$(1,094)	$69,444	$67,926		$349	$(953)	$67,322

1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(c)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities at FVOCI. The following table summarizes the fair value and dividend income recognized on equity securities designated at FVOCI as at and for the years ended October 31, 2023 and October 31, 2022.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)	As at		For the years ended
	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
		Fair value	Dividend income recognized
Common shares	$3,170	$2,221	$476	$171

Preferred shares	343	1,098	136	42
Total	$3,513	$3,319	$612	$213
The Bank disposed of certain equity securities in line with the Bank’s investment strategy and disposed of FHLB stocks in accordance with FHLB member stockholding requirements, as follows:

Equity Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the years ended
	October 31 2023	October 31 2022

Equity Securities
Fair value	$230	$2,345
Cumulative realized gain/(loss)	(18)	224
FHLB Stock
Fair value	1,575	48
Cumulative realized gain/(loss)	–	–
(d)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The Bank disposed of certain debt securities measured at amortized cost and FVOCI during the year. The following table summarizes the net realized gains and losses on securities disposed of during the years ended October 31, 2023 and October 31, 2022, which are included in Other income (loss) on the Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the years ended
	October 31 2023	October 31 2022
Debt securities at amortized cost	$(57)	$62

Debt securities at fair value through other comprehensive income	9	(2)
Total	$(48)	$60

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 2

(e)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates
non-retail
credit risk on an individual borrower basis, using both a BRR and FRR, as detailed in the shaded area of the “Managing Risk” section of the 2023 MD&A. This system is used to assess all non-retail
exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 8 for details regarding the allowance and provision for credit losses on debt securities.

Debt Securities by Risk Ratings
(millions of Canadian dollars)										As at
			October 31, 2023					October 31, 2022
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total

Debt securities 1
Investment grade	$373,317	$–	$	n/a	$373,317	$404,620	$–	$	n/a	$404,620
Non-investment grade	519	–		n/a	519	1,964	155		n/a	2,119
Watch and classified	n/a	113		n/a	113	n/a	39		n/a	39

Default	n/a	n/a		–	–	n/a	n/a		–	–

Total debt securities	373,836	113		–	373,949	406,584	194		–	406,778

Allowance for credit losses on debt securities at amortized cost	2	–		–	2	1	–		–	1
Total debt securities, net of allowance	373,834	113		–	373,947	406,583	194		–	406,777

1
Includes debt securities backed by government-guaranteed loans of $104 million (October 31, 2022 – $192 million), which are reported in
Non-investment
grade or a lower risk rating based on the issuer’s credit risk.

As at October 31, 2023, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $308,016 million (October 31, 2022 – $342,774 million), and debt securities measured at FVOCI of $65,931 million (October 31, 2022 – $64,003 million).
The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both October 31, 2023 and October 31, 2022, was insignificant. Refer to Note 3 for further details.

NOTE 8:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
LOANS AND ACCEPTANCES
The following table provides details regarding the Bank’s loans and acceptances as at October 31, 2023 and October 31, 2022.

Loans and Acceptances
(millions of Canadian dollars)	As at October 31
	2023	2022
Residential mortgages	$320,341	$293,924
Consumer instalment and other personal	217,554	206,152
Credit card	38,660	36,010

Business and government	326,528	301,389

	903,083	837,475
Customers’ liability under acceptances	17,569	19,733

Loans at FVOCI (Note 5)	421	2,353

Total loans and acceptances	921,073	859,561

Total allowance for loan losses	7,136	6,432
Total loans and acceptances, net of allowance	913,937	853,129
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the “Loans and Acceptances by Risk Ratings” table.

Loans and Acceptances – Business and Government
(millions of Canadian dollars)	As at October 31
	2023	2022
Loans at amortized cost	$326,528	$301,389
Customers’ liability under acceptances	17,569	19,733

Loans at FVOCI (Note 5)	421	2,353

Loans and acceptances	344,518	323,475

Allowance for loan losses	2,990	2,739
Loans and acceptances, net of allowance	341,528	320,736

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 3

(b)
CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail
exposures, each borrower is assigned a BRR that reflects the PD of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2023 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s
21-point
BRR scale to risk levels and external ratings for
non-retail
exposures.
The following tables provide the gross carrying amounts of loans, acceptances, and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans and Acceptances by Risk Ratings
(millions of Canadian dollars)	As at
	October 31, 2023					October 31, 2022
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Residential mortgages 1,2,3
Low Risk	$225,596	$46	$	n/a	$225,642	$208,450	$59	$	n/a	$208,509
Normal Risk	70,423	11,324		n/a	81,747	67,280	6,767		n/a	74,047
Medium Risk	110	9,581		n/a	9,691	418	8,132		n/a	8,550
High Risk	10	2,573		325	2,908	10	2,096		350	2,456

Default	n/a	n/a		353	353	n/a	n/a		362	362

Total loans	296,139	23,524		678	320,341	276,158	17,054		712	293,924

Allowance for loan losses	154	192		57	403	127	140		56	323

Loans, net of allowance	295,985	23,332		621	319,938	276,031	16,914		656	293,601
Consumer instalment and other personal 4
Low Risk	100,102	2,278		n/a	102,380	92,653	2,127		n/a	94,780
Normal Risk	60,613	13,410		n/a	74,023	61,508	13,799		n/a	75,307
Medium Risk	24,705	5,816		n/a	30,521	21,990	6,350		n/a	28,340
High Risk	4,122	5,700		323	10,145	2,202	4,793		335	7,330

Default	n/a	n/a		485	485	n/a	n/a		395	395

Total loans	189,542	27,204		808	217,554	178,353	27,069		730	206,152

Allowance for loan losses	653	959		197	1,809	619	850		154	1,623

Loans, net of allowance	188,889	26,245		611	215,745	177,734	26,219		576	204,529
Credit card
Low Risk	6,499	12		n/a	6,511	6,532	11		n/a	6,543
Normal Risk	11,171	134		n/a	11,305	10,760	137		n/a	10,897
Medium Risk	12,311	1,163		n/a	13,474	10,794	1,184		n/a	11,978
High Risk	2,567	4,289		401	7,257	2,590	3,653		265	6,508

Default	n/a	n/a		113	113	n/a	n/a		84	84

Total loans	32,548	5,598		514	38,660	30,676	4,985		349	36,010

Allowance for loan losses	709	913		312	1,934	685	855		207	1,747

Loans, net of allowance	31,839	4,685		202	36,726	29,991	4,130		142	34,263
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	159,477	101		n/a	159,578	144,994	596		n/a	145,590
Non-investment grade or Medium Risk	161,651	10,278		n/a	171,929	156,749	10,057		n/a	166,806
Watch and classified or High Risk	604	11,017		75	11,696	507	9,745		83	10,335

Default	n/a	n/a		1,315	1,315	n/a	n/a		744	744

Total loans and acceptances	321,732	21,396		1,390	344,518	302,250	20,398		827	323,475

Allowance for loan losses	1,157	1,371		462	2,990	1,091	1,304		344	2,739

Loans and acceptances, net of allowance	320,575	20,025		928	341,528	301,159	19,094		483	320,736
Total loans and acceptances 6	839,961	77,722		3,390	921,073	787,437	69,506		2,618	859,561

Total allowance for loan losses 6,7	2,673	3,435		1,028	7,136	2,522	3,149		761	6,432
Total loans and acceptances, net of allowance 6	$837,288	$74,287		$2,362	$913,937	$784,915	$66,357		$1,857	$853,129

1
Includes impaired loans with a balance of $271 million (October 31, 2022 – $110 million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2	Excludes trading loans and non-trading loans at FVTPL with a fair value of $17 billion (October 31, 2022 – $12 billion) and $3 billion (October 31, 2022 – $3 billion), respectively.
3	Includes insured mortgages of $74 billion (October 31, 2022 – $77 billion).
4	Includes Canadian government-insured real estate personal loans of $7 billion (October 31, 2022 – $9 billion).
5
Includes loans guaranteed by government agencies of $26 billion (October 31, 2022 – $28 billion), which are primarily reported in
n
on-investment
grade or a lower risk rating based on the borrowers’ credit risk.

6
Stage 3 includes ACI loans of $91 million (October 31, 2022 – $115 million) and a related allowance for loan losses of $6 million (October 31, 2022 – $4 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil (October 31, 2022 – nil).

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 4

Loans and Acceptances by Risk Ratings (Continued) – Off-Balance Sheet Credit Instruments 1
(millions of Canadian dollars)	As at
	October 31, 2023					October 31, 2022

	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Retail Exposures 2
Low Risk	$254,231	$1,093	$	n/a	$255,324	$240,203	$1,174	$	n/a	$241,377
Normal Risk	91,474	1,112		n/a	92,586	87,113	1,178		n/a	88,291
Medium Risk	19,774	1,079		n/a	20,853	21,914	1,015		n/a	22,929
High Risk	1,209	1,198		–	2,407	1,272	1,374		–	2,646
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	264,029	–		n/a	264,029	229,592	–		n/a	229,592
Non-investment grade	98,068	4,396		n/a	102,464	84,301	3,642		n/a	87,943
Watch and classified	218	4,158		–	4,376	237	4,265		–	4,502

Default	n/a	n/a		107	107	n/a	n/a		116	116

Total off-balance sheet credit instruments	729,003	13,036		107	742,146	664,632	12,648		116	677,396

Allowance for off-balance sheet credit instruments	476	565		8	1,049	433	495		3	931
Total off-balance sheet credit instruments, net of allowance	$728,527	$12,471		$99	$741,097	$664,199	$12,153		$113	$676,465

1	Exclude mortgage commitments.
2	Includes $369 billion (October 31, 2022 – $352 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3	Includes $62 billion (October 31, 2022 – $51 billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c)
IMPAIRED LOANS
The following table presents information related to the Bank’s impaired loans as at October 31, 2023 and October 31, 2022.

Impaired Loans 1
(millions of Canadian dollars)	As at
	October 31, 2023					October 31, 2022

	Unpaid principal balance	2	Carrying value	Related allowance for credit losses	Average gross impaired loans	Unpaid principal balance	2	Carrying value	Related allowance for credit losses	Average gross impaired loans
Residential mortgages	$665		$618	$57	$618	$688		$640	$56	$656
Consumer instalment and other personal	849		795	197	735	736		713	154	733
Credit card	514		514	312	425	349		349	207	277

Business and government	1,473		1,372	456	1,034	849		801	340	775
Total	$3,501		$3,299	$1,022	$2,812	$2,622		$2,503	$757	$2,441

1	Balances exclude ACI loans.
2	Represents contractual amount of principal owed.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 5

(d)
ALLOWANCE FOR CREDIT LOSSES
The following table provides details on the Bank’s allowance for credit losses as at and for the years ended October 31, 2023 and October 31, 2022, including allowance for off-balance
sheet instruments in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars)	Balance at beginning of year	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of year	Balance at beginning of year	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of year
							For the years ended October 31
	2023					2022
Residential mortgages	$323	$85	$(7)	$2	$403	$261	$56	$(2)	$8	$323
Consumer instalment and other personal	1,704	988	(806)	9	1,895	1,649	549	(553)	59	1,704
Credit card	2,352	1,327	(1,137)	35	2,577	2,314	582	(684)	140	2,352

Business and government	2,984	533	(261)	54	3,310	3,022	(114)	(88)	164	2,984

Total allowance for loan losses, including off-balance sheet instruments	7,363	2,933	(2,211)	100	8,185	7,246	1,073	(1,327)	371	7,363
Debt securities at amortized cost	1	–	–	1	2	2	(1)	–	–	1

Debt securities at FVOCI	2	–	–	–	2	7	(5)	–	–	2

Total allowance for credit losses on debt securities	3	–	–	1	4	9	(6)	–	–	3
Total allowance for credit losses	$7,366	$2,933	$(2,211)	$101	$8,189	$7,255	$1,067	$(1,327)	$371	$7,366
Comprising:
Allowance for credit losses on loans at amortized cost	$6,432				$7,136	$6,390				$6,432
Allowance for credit losses on loans at FVOCI	–				–	–				–

Allowance for loan losses	6,432				7,136	6,390				6,432

Allowance for off-balance sheet instruments	931				1,049	856				931

Allowance for credit losses on debt securities	3				4	9				3

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 6

(e)
ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the years ended October 31, 2023 and October 31, 2022.

Allowance for Loan Losses by Stage
(millions of Canadian dollars)	For the years ended October 31
2023	2022
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$127	$140	$56	$323	$35	$175	$51	$261
Provision for credit losses
Transfer to Stage 1 2	123	(120)	(3)	–	109	(106)	(3)	–
Transfer to Stage 2	(30)	47	(17)	–	(23)	34	(11)	–
Transfer to Stage 3	(2)	(23)	25	–	(2)	(15)	17	–
Net remeasurement due to transfers into stage 3	(23)	18	–	(5)	(18)	13	1	(4)
New originations or purchases 4	49	n/a	n/a	49	40	n/a	n/a	40
Net repayments 5	(4)	(3)	–	(7)	(4)	(4)	–	(8)
Derecognition of financial assets (excluding disposals and write-offs) 6	(9)	(23)	(14)	(46)	(7)	(19)	(28)	(54)
Changes to risk, parameters, and models 7	(78)	156	16	94	(7)	59	30	82
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(10)	(10)	–	–	(33)	(33)
Recoveries	–	–	3	3	–	–	31	31

Foreign exchange and other adjustments	1	–	1	2	4	3	1	8

Balance at end of period	$154	$192	$57	$403	$127	$140	$56	$323
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$654	$896	$154	$1,704	$550	$960	$139	$1,649
Provision for credit losses
Transfer to Stage 1 2	594	(589)	(5)	–	613	(603)	(10)	–
Transfer to Stage 2	(207)	276	(69)	–	(188)	248	(60)	–
Transfer to Stage 3	(9)	(197)	206	–	(9)	(203)	212	–
Net remeasurement due to transfers into stage 3	(208)	223	9	24	(167)	178	8	19
New originations or purchases 4	415	n/a	n/a	415	330	n/a	n/a	330
Net repayments 5	(63)	(81)	(12)	(156)	(74)	(78)	(13)	(165)
Derecognition of financial assets (excluding disposals and write-offs) 6	(76)	(97)	(51)	(224)	(93)	(167)	(52)	(312)
Changes to risk, parameters, and models 7	(416)	575	770	929	(329)	528	478	677
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,104)	(1,104)	–	–	(846)	(846)
Recoveries	–	–	298	298	–	–	293	293

Foreign exchange and other adjustments	4	4	1	9	21	33	5	59
Balance, including off-balance sheet instruments, at end of period	688	1,010	197	1,895	654	896	154	1,704

Less: Allowance for off-balance sheet instruments 8	35	51	–	86	35	46	–	81

Balance at end of period	$653	$959	$197	$1,809	$619	$850	$154	$1,623
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$954	$1,191	$207	$2,352	$878	$1,298	$138	$2,314
Provision for credit losses
Transfer to Stage 1 2	1,134	(1,108)	(26)	–	1,208	(1,189)	(19)	–
Transfer to Stage 2	(317)	375	(58)	–	(310)	350	(40)	–
Transfer to Stage 3	(19)	(715)	734	–	(19)	(623)	642	–
Net remeasurement due to transfers into stage 3	(513)	476	21	(16)	(367)	474	19	126
New originations or purchases 4	194	n/a	n/a	194	207	n/a	n/a	207
Net repayments 5	74	7	57	138	2	4	26	32
Derecognition of financial assets (excluding disposals and write-offs) 6	(43)	(75)	(264)	(382)	(56)	(118)	(171)	(345)
Changes to risk, parameters, and models 7	(489)	1,111	771	1,393	(647)	927	282	562
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,425)	(1,425)	–	–	(975)	(975)
Recoveries	–	–	288	288	–	–	291	291

Foreign exchange and other adjustments	13	15	7	35	58	68	14	140
Balance, including off-balance sheet instruments, at end of period	988	1,277	312	2,577	954	1,191	207	2,352

Less: Allowance for off-balance sheet instruments 8	279	364	–	643	269	336	–	605

Balance at end of period	$709	$913	$312	$1,934	$685	$855	$207	$1,747

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
9	Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 for further details.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 4 7

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the years ended October 31
2023	2022
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, as beginning of period	$1,220	$1,417	$347	$2,984	$1,186	$1,526	$310	$3,022
Provision for credit losses
Transfer to Stage 1 3	346	(344)	(2)	–	359	(352)	(7)	–
Transfer to Stage 2	(570)	583	(13)	–	(409)	423	(14)	–
Transfer to Stage 3	(11)	(208)	219	–	(7)	(99)	106	–
Net remeasurement due to transfers into stage 3	(102)	115	2	15	(83)	93	–	10
New originations or purchases 3	1,258	n/a	n/a	1,258	1,098	n/a	n/a	1,098
Net repayments 3	41	(76)	(100)	(135)	20	(33)	(49)	(62)
Derecognition of financial assets (excluding disposals and write-offs) 3	(715)	(587)	(398)	(1,700)	(773)	(624)	(386)	(1,783)
Changes to risk, parameters, and models 3	(178)	585	688	1,095	(250)	394	479	623
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(307)	(307)	–	–	(140)	(140)
Recoveries	–	–	46	46	–	–	52	52

Foreign exchange and other adjustments	30	36	(12)	54	79	89	(4)	164
Balance, including off-balance sheet instruments, at end of period	1,319	1,521	470	3,310	1,220	1,417	347	2,984

Less: Allowance for off-balance sheet instruments 4	162	150	8	320	129	113	3	245

Balance at end of period	1,157	1,371	462	2,990	1,091	1,304	344	2,739
Total Allowance, including off-balance sheet instruments, at end of period	3,149	4,000	1,036	8,185	2,955	3,644	764	7,363

Less: Total Allowance for off-balance sheet instruments 4	476	565	8	1,049	433	495	3	931

Total Allowance for Loan Losses at end of period	$2,673	$3,435	$1,028	$7,136	$2,522	$3,149	$761	$6,432

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 48

(f)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining
4-year
forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at October 31, 2023. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Restrictive monetary policy is contributing to elevated economic uncertainty and is likely to lead to a near-term deceleration in economic growth and a modest increase in the unemployment rate.

Macroeconomic Variables
	As at
	October 31, 2023
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q4 2023- Q3 2024 1	Remaining 4-year period 1	Average Q4 2023- Q3 2024 1	Remaining 4-year period 1	Average Q4 2023- Q3 2024 1	Remaining 4-year period 1
Unemployment rate
Canada	6.2%	6.2%	5.6%	5.8%	7.0%	7.1%
United States	4.0	4.1	3.7	3.9	5.0	5.2
Real GDP
Canada	0.7	1.7	0.9	1.7	(0.8)	1.9
United States	1.5	1.7	2.2	1.8	(0.1)	2.0
Home prices
Canada (average existing price) 2	0.1	3.7	3.1	3.0	(9.7)	6.7
United States (CoreLogic HPI) 3	2.5	1.6	3.5	2.1	(8.1)	4.8
Central bank policy interest rate
Canada	4.63	2.39	5.00	2.45	3.75	1.88
United States	5.25	2.94	5.50	2.95	4.25	2.38
U.S. 10-year treasury yield	3.89	3.22	4.21	3.32	3.46	3.17
U.S. 10-year BBB spread (%-pts)	2.18	1.81	1.94	1.78	2.67	2.05

Exchange rate (U.S. dollar/Canadian dollar)	$0.72	$0.79	$0.77	$0.81	$0.71	$0.74

Macroeconomic Variables
	As at
	October 31, 2022
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q4 2022- Q3 2023 1	Remaining 4-year period 1	Average Q4 2022- Q3 2023 1	Remaining 4-year period 1	Average Q4 2022- Q3 2023 1	Remaining 4-year period 1
Unemployment rate
Canada	5.9%	6.2%	5.6%	5.8%	7.5%	6.7%
United States	4.0	4.5	3.7	3.9	5.7	5.1
Real GDP
Canada	1.3	1.4	2.3	1.4	(1.0)	2.0
United States	0.5	1.5	1.5	1.5	(2.0)	2.1
Home prices
Canada (average existing price) 2	(14.1)	4.1	(6.1)	3.0	(30.0)	9.1
United States (CoreLogic HPI) 3	(2.1)	1.7	4.1	1.8	(17.4)	6.6
Central bank policy interest rate
Canada	4.00	2.23	4.25	3.92	3.44	1.61
United States	4.00	2.38	4.50	4.17	3.44	1.72
U.S. 10-year treasury yield	3.45	2.77	3.68	3.11	2.72	2.66
U.S. 10-year BBB spread (%-pts)	1.96	1.80	1.82	1.65	2.48	1.77

Exchange rate (U.S. dollar/Canadian dollar)	$0.77	$0.79	$0.79	$0.80	$0.72	$0.76

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 49

(g)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.
The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance
sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity
and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)		As at
	October 31, 2023	October 31, 2022
Probability-weighted ECLs	$7,149	$6,599

Base ECLs	6,658	6,095
Difference – in amount	$491	$504
Difference – in percentage	7.4%	8.3%
ECLs for performing loans and
off-balance
sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance
sheet instruments calculated using
twelve-month
ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	October 31, 2023	October 31, 2022
Probability-weighted ECLs	$7,149	$6,599

All performing loans and off-balance sheet instruments using 12-month ECLs	5,295	4,819
Incremental lifetime ECLs impact	$1,854	$1,780
(h)
FORECLOSED ASSETS
Foreclosed assets are repossessed
non-financial
assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $59 million as at October 31, 2023 (October 31, 2022 – $51 million), and were recorded in Other assets on the Consolidated Balance Sheet.
(i)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars)	As at
	October 31, 2023			October 31, 2022
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$286	$81	$367	$230	$69	$299
Consumer instalment and other personal	870	287	1,157	668	204	872
Credit card	359	242	601	271	172	443

Business and government	264	103	367	654	162	816
Total	$1,779	$713	$2,492	$1,823	$607	$2,430

1	Includes loans that are measured at FVOCI.
(j)
MODIFIED FINANCIAL ASSETS
The amortized cost of financial assets with lifetime allowance that were modified during the year ended October 31, 2023, was $389 million (October 31, 2022 – $296 million) before modification, with insignificant modification gain or loss. The gross carrying amount of modified financial assets for which the loss allowance changed from lifetime to twelve-month
ECLs during the year ended October 31, 2023 was $144 million (October 31, 2022 – $686 million).
(k)
COLLATERAL
As at October 31, 2023, the collateral held against total gross impaired loans represents 77% (October 31, 2022 – 78%) of total gross impaired loans. The fair value of non-financial
collateral is determined at the origination date of the loan. A revaluation of non-financial
collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 0

NOTE 9:  TRANSFERS OF FINANCIAL ASSETS
LOAN SECURITIZATIONS
The Bank securitizes loans through structured entity or
non-structured
entity third parties. Most loan securitizations do not qualify for derecognition since in most circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the Bank’s Consolidated Balance Sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using EIRM.
The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party
investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are commingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.
The Bank securitizes U.S. originated residential mortgages with U.S. government agencies which qualify for derecognition from the Bank’s Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.
The Bank also securitizes business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.
In addition, the Bank transfers credit card receivables to structured entities that the Bank consolidates. Refer to Note 10 for further details.
The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities as at October 31, 2023 and October 31, 2022.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank’s Securitization Programs
(millions of Canadian dollars)	As at
	October 31, 2023		October 31, 2022
	Fair value	Carrying amount	Fair value	Carrying amount
Nature of transaction
Securitization of residential mortgage loans	$23,835	$24,433	$22,043	$22,684

Other financial assets transferred related to securitization 1	3,554	3,571	5,199	5,285

Total	27,389	28,004	27,242	27,969
Associated liabilities 2	$26,457	$27,131	$26,978	$27,684

1
Includes
asset-backed
securities,
asset-backed
commercial paper (ABCP), cash, repurchase agreements, and Government of Canada securities used to fulfil funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

2
Includes securitization liabilities carried at amortized cost of $13 billion as at October 31, 2023 (October 31, 2022 – $15 billion), and securitization liabilities carried at fair value of $14 billion as at October 31, 2023 (October 31, 2022 – $13 billion).

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.
The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities as at October 31, 2023 and October 31, 2022.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	October 31 2023	October 31 2022
Carrying amount of assets
Nature of transaction
Repurchase agreements 1,2	$27,782	$26,281

Securities lending agreements	40,333	45,667

Total	68,115	71,948
Carrying amount of associated liabilities 2	$28,037	$26,785

1	Includes $3.6 billion, as at October 31, 2023 (October 31, 2022 – $3.5 billion) of assets related to repurchase agreements or swaps that are collateralized by physical precious metals.
2	Associated liabilities are all related to repurchase agreements.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 1

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION
Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement
Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2023, the fair value of retained interests was $3 million (October 31, 2022 – $5 million). A gain or loss on sale of the loans is recognized immediately in other income (loss) after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer.
Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank’s Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at October 31, 2023, the carrying value of these servicing rights was $92 million (October 31, 2022 – $103 million) and the fair value was $150 million (October 31, 2022 – $155 million). A gain or loss on sale of the loans is recognized immediately in other income (loss). The gain (loss) on sale of the loans for the year ended October 31, 2023 was ($40) million (October 31, 2022 – ($68) million).

NOTE 10:  STRUCTURED ENTITIES
The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.
The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity’s branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity’s performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm’s-length
services to the entity, for example, by acting as administrator, distributor, custodian, asset manager, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case
basis.
(a)
SPONSORED STRUCTURED ENTITIES
The following section outlines the Bank’s involvement with key sponsored structured entities.
Securitizations
The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue ABCP or other securitization entities which issue longer-dated
term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach.
The Bank sponsors both
single-seller
and
multi-seller
securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain conduits for the benefit of ABCP investors which are structured as loan facilities between the Bank, as the sole liquidity lender, and the
Bank-sponsored
entity. If an entity experiences difficulty issuing ABCP due to illiquidity in the commercial market, the entity may draw on the loan facility, and use the proceeds to pay maturing ABCP. The ABCP issued by each multi-seller
conduit is in the conduit’s own name with recourse to the financial assets owned by the multi-seller
conduit, and is
non-recourse
to the Bank except through our participation in liquidity facilities. The Bank’s exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers’ continued exposure to variable returns through the provision of first loss protection, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.
The Bank sells assets to
single-seller
conduits which it controls and consolidates. Control results from the Bank’s power over the entity’s key economic decisions, predominantly, the mix of assets sold into the conduit and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization,
or guarantees over the performance of the entity’s portfolio of assets.
Multi-seller
conduits provide sellers with alternate sources of financing through the securitization of their assets. These conduits are similar to single-seller
conduits except that financial assets are purchased from more than one seller and commingled into a single portfolio of assets. Each transaction is structured with transaction-specific first loss protection provided by the third-party
seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The Bank is typically deemed to have power over the entity’s key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Where the Bank has power over multi-seller
conduits, but is not exposed to significant variable returns it does not consolidate such entities. Where the Bank is exposed to variable returns of a multi-seller
conduit from provision of certain types of liquidity facilities, together with power over the entity as well as the ability to use its power to influence significant variable returns, the Bank consolidates the conduit.
Investment Funds and Other Asset Management Entities
As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client’s risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity’s investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity’s specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity’s portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party
investors, as the entity’s AUM increases. As a result, the Bank’s holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Consolidated Financial Statements. Aside from any seed capital investments, the Bank’s interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.
The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case
basis, in accordance with the Bank’s consolidation policy.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 2

Financing Vehicles
The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include TD Covered Bond (Legislative) Guarantor Limited Partnership (the “Covered Bond Entity”).
The Bank issues, or has issued, debt under its covered bond program where the principal and interest payments of the notes are guaranteed by the Covered Bond Entity. The Bank sold a portfolio of assets to the Covered Bond Entity and provided a loan to the Covered Bond Entity to facilitate the purchase. The Bank is restricted from accessing the Covered Bond Entity’s assets under the relevant agreement. Investors in the Bank’s covered bonds may have recourse to the Bank should the assets of the Covered Bond Entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entity as it has power over the key economic activities and retains all the variable returns in this entity.
(b)
THIRD-PARTY
SPONSORED STRUCTURED ENTITIES
In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party
sponsored structured entities is described in the following section.
Third-party
Sponsored Securitization Programs
The Bank participates in the securitization programs of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. CMHC guarantees both NHA MBS and CMB which are issued through the CHT.
The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank’s exposure to the CHT is included in the balance of residential mortgage loans as noted in Note 9, and is not disclosed in the table accompanying this Note.
The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of these agencies, which are controlled by the U.S. government.
Investment Holdings and Derivatives
The Bank may hold interests in
third-party
structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank’s Consolidated Balance Sheet. The Bank does not typically consolidate third-party
structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of these entities.
Financing Transactions
In the normal course of business, the Bank may enter into financing transactions with third-party
structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending, and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities’ counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities. Financing transactions with third-party
sponsored structured entities are included on the Bank’s Consolidated Financial Statements and have not been included in the table accompanying this Note.
Arm’s-length
Servicing Relationships
In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm’s-length
basis, for example as
sub-advisor
to an investment fund or asset servicer. Similarly, the Bank’s asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity’s securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm’s-length
services to a structured entity and, consequently does not consolidate such entities. Fees and other exposures through servicing relationships are included on the Bank’s Consolidated Financial Statements and have not been included in the table accompanying this Note.
(c)
INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES
Securitizations
The Bank securitizes credit card receivables through securitization entities, predominantly single-seller conduits. These conduits are consolidated by the Bank based on the factors described above. Aside from the exposure resulting from its involvement as seller and sponsor of consolidated securitization conduits described above, including the liquidity facilities provided, the Bank has no contractual or non-contractual
arrangements to provide financial support to consolidated securitization conduits. The Bank’s interests in securitization conduits generally rank senior to interests held by other parties, in accordance with the Bank’s investment and risk policies. As a result, the Bank has no significant obligations to absorb losses before other holders of securitization issuances.
Other Consolidated Structured Entities
Depending on the specific facts and circumstances of the Bank’s involvement with structured entities, the Bank may consolidate asset management entities, financing vehicles, or third-party sponsored structured entities, based on the factors described above. Aside from its exposure resulting from its involvement as sponsor or investor in the structured entities as previously discussed, the Bank does not typically have other contractual or non-contractual
arrangements to provide financial support to these consolidated structured entities.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 3

(d)
INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES
The following table presents information related to the Bank’s unconsolidated structured entities. Unconsolidated structured entities include both TD and third-party sponsored entities. Securitizations include holdings in
TD-sponsored
multi-seller conduits, as well as third-party sponsored mortgage and asset-backed securitizations, including government-sponsored agency securities such as CMBs, and U.S. government agency issuances. Investment Funds and Trusts include holdings in third-party funds and trusts, as well as holdings in
TD-sponsored
asset management funds and trusts and commitments to certain U.S. municipal funds. Amounts in Other are mainly related to investments in community-based U.S.
tax-advantage
entities described in Note 12. These holdings do not result in the consolidation of these entities as TD does not have power over these entities.

Carrying Amount and Maximum Exposure to Unconsolidated Structured Entities
(millions of Canadian dollars)							As at
			October 31, 2023				October 31, 2022
	Securitizations	Investment funds and trusts	Other	Total	Securitizations	Investment funds and trusts	Other	Total

FINANCIAL ASSETS
Trading loans, securities, and other	$7,190	$930	$–	$8,120	$10,046	$976	$–	$11,022
Non-trading financial assets at fair value through profit or loss	2,163	738	107	3,008	6,167	806	51	7,024
Derivatives 1	–	401	–	401	–	608	–	608
Financial assets designated at fair value through profit or loss	–	268	–	268	–	18	–	18
Financial assets at fair value through other comprehensive income	25,956	3,714	7	29,677	23,795	3,667	–	27,462
Debt securities at amortized cost, net of allowance for credit losses	134,503	1,153	–	135,656	155,178	568	–	155,746
Loans	4,560	4	–	4,564	4,550	4	–	4,554

Other	5	107	4,657	4,769	5	–	3,488	3,493

Total assets	174,377	7,315	4,771	186,463	199,741	6,647	3,539	209,927

FINANCIAL LIABILITIES
Deposits	–	–	839	839	–	–	–	–
Derivatives 1	–	50	–	50	–	270	–	270

Obligations related to securities sold short	4,126	333	–	4,459	2,172	332	–	2,504

Total liabilities	4,126	383	839	5,348	2,172	602	–	2,774

Off-balance sheet exposure 2	19,904	3,965	2,294	26,163	16,083	4,983	1,972	23,038
Maximum exposure to loss from involvement with unconsolidated structured entities	$190,155	$10,897	$6,226	$207,278	$213,652	$11,028	$5,511	$230,191

Size of sponsored unconsolidated structured entities 3	$14,032	$33,744	$39	$47,815	$11,515	$33,800	$–	$45,315

1
Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity’s cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.

2
For the purposes of this disclosure,
off-balance
sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance
sheet commitments without considering the effect of collateral or other credit enhancements.

3
The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total AUM of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.

Sponsored Unconsolidated Structured Entities in which the Bank has no Significant Investment at the End of the Period
Sponsored unconsolidated structured entities in which the Bank has no significant investment at the end of the period are predominantly investment funds and trusts created for the asset management business. The Bank would not typically hold investments, with the exception of seed capital, in these structured entities. However, the Bank continues to earn fees from asset management services provided to these entities, some of which could be based on the performance of the fund. Fees payable are generally senior in the entity’s priority of payment and would also be backed by collateral, limiting the Bank’s exposure to loss from these entities. The Bank earned non-interest
income of $2.1 billion (October 31, 2022 – $2.3 billion) from its involvement with these asset management entities for the year ended October 31, 2023, of which $1.9 billion (October 31, 2022 – $2.0 billion) was received directly from these entities. The total AUM in these entities as at October 31, 2023 was $253.1 billion (October 31, 2022 – $251.7 billion). Any assets transferred by the Bank during the period are commingled with assets obtained from third parties in the market. Except as previously disclosed, the Bank has no contractual or non-contractual
arrangements to provide financial support to unconsolidated structured entities.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 4

NOTE 11:  DERIVATIVES
(a)
DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES
The majority of the Bank’s derivative contracts are OTC transactions that are bilaterally negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
The Bank’s derivative transactions relate to trading and
non-trading
activities. The purpose of derivatives held for
non-trading
activities is primarily for managing interest rate, foreign exchange, and equity risk related to the Bank’s funding, lending, investment, and other structural market risk management activities. The Bank’s risk management strategy for these risks is discussed in shaded sections of the “Managing Risk” section of the MD&A.
Where hedge accounting is applied, only specific or a combination of risk components are hedged, including benchmark interest rate, foreign exchange rate, and equity price components. All these risk components are observable in the relevant market environment and the change in the fair value or the variability in cash flows attributable to these risk components can be reliably measured for hedged items. The Bank also enters into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered feasible.
Where the derivatives are in hedge relationships, the main sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors, when hedging derivatives are collateralized;
•	CVA on the hedging derivatives; and
•	Mismatch in critical terms such as tenor and timing of cash flows between hedging instruments and hedged items.
To mitigate a portion of the ineffectiveness, the Bank designates the benchmark risk component of contractual cash flows of hedged items and executes hedging derivatives with high-quality counterparties. The majority of the Bank’s hedging derivatives are collateralized.
Interest Rate Derivatives
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. This includes interest rate swaps that are transacted and settled through a clearing house which acts as a central counterparty. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined
future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange, with interest bearing instruments as the underlying reference assets. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
The Bank uses interest rate swaps to hedge its exposure to benchmark interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecast assets and liabilities, including funding and investment activities. These swaps are designated in either fair value hedges against fixed rate assets/liabilities or cash flow hedges against floating rate assets/liabilities. For fair value hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item. For cash flow hedges, the Bank uses a hypothetical derivative having terms that identically match the critical terms of the hedged item as the proxy for measuring the change in fair value or cash flows of the hedged item.
Foreign Exchange Derivatives
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
The Bank uses
non-derivative
instruments such as foreign currency deposit liabilities and derivative instruments such as cross-currency swaps and foreign exchange forwards to hedge its foreign currency exposure. These hedging instruments are designated in either net investment hedges or cash flow hedges. For net investment hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the translation gains and losses on the net investment in the foreign operation. For cash flow hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the change in the cash flows of the foreign currency denominated asset/liability attributable to foreign exchange risk, using the hypothetical derivative method.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 5

Credit Derivatives
The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps to manage risks in the Bank’s corporate loan portfolio and other cash instruments, as well as managing counterparty credit risk on derivatives. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS, which include contracts transacted through clearing houses, and total return swaps. In CDS contracts, the CDS purchaser acquires credit protection on a reference asset or group of assets from a writer of CDS in exchange for a premium. The purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the purchaser for deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy, or changes in specified credit rating or credit index. Settlement may be cash based or physical, requiring the delivery of the reference asset to the CDS writer. In total return swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
Other Derivatives
The Bank also transacts in equity and commodity derivatives in both exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or a single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Equity forwards are OTC contracts in which one counterparty contracts with another to buy or sell a single stock or stock index, or to settle the contract in cash based on changes in the value of a reference asset, at a future date.
Commodity contracts include commodity forwards, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.
The Bank applies hedge accounting on certain equity forwards and/or total return swaps to hedge exposure to equity price risk. These derivatives are designated as cash flow hedges. The Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the change in the cash flows of the hedged item attributable to movement in equity price, using the hypothetical derivative method.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 6

Fair Value of Derivatives
(millions of Canadian dollars)	October 31, 2023		October 31, 2022
	Fair value as at balance sheet date		Fair value as at balance sheet date
	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts 1
Forward rate agreements	$464	$88	$359	$57
Swaps	16,041	12,667	17,535	11,200
Options written	–	2,204	–	1,941

Options purchased	2,265	–	1,840	–

Total interest rate contracts	18,770	14,959	19,734	13,198
Foreign exchange contracts 1
Forward contracts	1,968	1,836	1,455	3,625
Swaps	20,123	17,806	32,931	28,794
Cross-currency interest rate swaps	28,902	22,990	30,242	25,841
Options written	–	619	–	610

Options purchased	503	–	531	–

Total foreign exchange contracts	51,496	43,251	65,159	58,870
Credit derivative contracts
Credit default swaps – protection purchased	11	122	8	66

Credit default swaps – protection sold	42	5	45	7

Total credit derivative contracts	53	127	53	73
Other contracts
Equity contracts	4,350	2,846	3,140	4,702

Commodity contracts	2,108	2,110	3,599	3,439

Total other contracts	6,458	4,956	6,739	8,141

Fair value – trading	76,777	63,293	91,685	80,282
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	2	1	4	–
Swaps	4,131	6,246	4,126	6,080
Options written	–	–	–	–

Options purchased	7	–	2	–

Total interest rate contracts	4,140	6,247	4,132	6,080
Foreign exchange contracts
Forward contracts	821	503	2,559	202
Swaps	31	3	16	10

Cross-currency interest rate swaps	5,065	1,116	4,315	3,320

Total foreign exchange contracts	5,917	1,622	6,890	3,532
Credit derivative contracts

Credit default swaps – protection purchased	1	45	3	78

Total credit derivative contracts	1	45	3	78
Other contracts

Equity contracts	547	433	1,163	1,161

Total other contracts	547	433	1,163	1,161

Fair value – non-trading	10,605	8,347	12,188	10,851
Total fair value	$87,382	$71,640	$103,873	$91,133

1	The fair values of interest rate futures and foreign exchange futures are immaterial and therefore excluded from this table.
The following table distinguishes derivatives held or issued for non-trading
purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31, 2023 and October 31, 2022.

Fair Value of Non-Trading Derivatives 1
(millions of Canadian dollars)										As at
										October 31, 2023
	Derivative Assets								Derivative Liabilities
	Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships		Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships
	Fair value	Cash flow	Net investment		Total	Fair value	Cash flow	Net investment		Total
Derivatives held or issued for non-trading purposes
Interest rate contracts	$2,049	$33	$–	$2,058	$4,140	$1,195	$2,629	$–	$2,423	$6,247
Foreign exchange contracts	–	5,754	–	163	5,917	–	1,597	–	25	1,622
Credit derivative contracts	–	–	–	1	1	–	–	–	45	45

Other contracts	–	434	–	113	547	–	190	–	243	433
Fair value – non-trading	$2,049	$6,221	$–	$2,335	$10,605	$1,195	$4,416	$–	$2,736	$8,347

										October 31, 2022
Derivatives held or issued for non-trading purposes
Interest rate contracts	$1,676	$(95)	$–	$2,551	$4,132	$1,092	$2,572	$–	$2,416	$6,080
Foreign exchange contracts	–	6,310	–	580	6,890	–	3,482	–	50	3,532
Credit derivative contracts	–	–	–	3	3	–	–	–	78	78
Other contracts	–	702	–	461	1,163	–	44	–	1,117	1,161
Fair value – non-trading	$1,676	$6,917	$–	$3,595	$12,188	$1,092	$6,098	$–	$3,661	$10,851

1	Certain derivative assets qualify to be offset with certain derivative liabilities on the Consolidated Balance Sheet. Refer to Note 6 for further details.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 5 7

Fair Value Hedges
The following table presents the effects of fair value hedges on the Consolidated Balance Sheet and the Consolidated Statement of Income.

Fair Value Hedges
(millions of Canadian dollars)	For the years ended or as at October 31
						2023
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Carrying amounts for hedged items	Accumulated amount of fair value hedge adjustments on hedged items 1,2	Accumulated amount of fair value hedge adjustments on de-designated hedged items
Assets
Interest rate risk
Debt securities at amortized cost	$(4,408)	$4,381	$(27)	$105,672	$(18,332)	$(3,378)
Financial assets at fair value through other comprehensive income	(785)	807	22	43,249	(4,230)	(68)

Loans	(798)	800	2	54,482	(2,322)	9

Total assets	(5,991)	5,988	(3)	203,403	(24,884)	(3,437)

Liabilities
Interest rate risk
Deposits	1,383	(1,417)	(34)	118,308	(8,641)	(102)
Securitization liabilities at amortized cost	76	(79)	(3)	2,124	(65)	–

Subordinated notes and debentures	7	(7)	–	1,026	(101)	(32)

Total liabilities	1,466	(1,503)	(37)	121,458	(8,807)	(134)
Total	$(4,525)	$4,485	$(40)

						2022
Assets
Interest rate risk
Debt securities at amortized cost	$(19,268)	$19,346	$78	$85,654	$(14,684)	$(3,102)
Financial assets at fair value through other comprehensive income	(3,236)	3,236	–	40,990	(3,459)	(56)

Loans	(1,843)	1,828	(15)	23,863	(1,270)	23
Total assets	(24,347)	24,410	63	150,507	(19,413)	(3,135)

Liabilities
Interest rate risk
Deposits	11,492	(11,526)	(34)	127,396	(10,532)	(84)
Securitization liabilities at amortized cost	51	(51)	–	1,549	39	–

Subordinated notes and debentures	102	(101)	1	1,230	(110)	(8)

Total liabilities	11,645	(11,678)	(33)	130,175	(10,603)	(92)
Total	$(12,702)	$12,732	$30

1
The Bank has portfolios of fixed rate financial assets and liabilities whereby the principal amount changes frequently due to originations, issuances, maturities and prepayments. The interest rate risk hedges on these portfolios are rebalanced dynamically.

2	Reported balances represent adjustments to the carrying values of hedged items as included in the “Carrying amounts for hedged items” column in this table.
Cash Flow Hedges and Net Investment Hedges
The following table presents the effects of cash flow hedges and net investment hedges on the Bank’s Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)	For the years ended October 31
						2023
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Hedging gains (losses) recognized in other comprehensive income 1	Amount reclassified from accumulated other comprehensive income (loss) to earnings 1	Net change in other comprehensive income (loss) 1
Cash flow hedges 2
Interest rate risk 3	$1,260	$(1,261)	$(1)	$(3,528)	$(3,069)	$(459)
Foreign exchange risk 4,5,6	(4,417)	4,414	(3)	3,824	3,168	656

Equity price risk	374	(374)	–	(374)	(337)	(37)
Total cash flow hedges	$(2,783)	$2,779	$(4)	$(78)	$(238)	$160

Net investment hedges	$1,821	$(1,821)	$–	$(1,821)	$15	$(1,836)

						2022
Cash flow hedges 2
Interest rate risk 3	$8,023	$(8,032)	$(9)	$(7,842)	$512	$(8,354)
Foreign exchange risk 4,5,6	(2,129)	2,123	(6)	1,607	3,477	(1,870)
Equity price risk	(56)	56	–	56	111	(55)
Total cash flow hedges	$5,838	$(5,853)	$(15)	$(6,179)	$4,100	$(10,279)

Net investment hedges	$3,271	$(3,271)	$–	$(3,271)	$68	$(3,339)

1	Effects on OCI are presented on a pre-tax basis.
2	During the years ended October 31, 2023 and October 31, 2022, there were no instances where forecast hedged transactions failed to occur.
3	Hedged items include forecast interest cash flows on loans , deposits, and securitization liabilities.
4	For non-derivative instruments designated as hedging foreign exchange risk, fair value change is measured as the gains and losses due to spot foreign exchange movements.
5
Cross-currency swaps may be used to hedge 1) foreign exchange risk, or 2) a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both types of hedge relationships are disclosed in the above risk category (foreign exchange risk).

6	Hedged items include principal and interest cash flows on foreign denominated securities, loans, deposits, other liabilities, and subordinated notes and debentures.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 58

Reconciliation of Accumulated Other Comprehensive Income (Loss) 1
(millions of Canadian dollars)	For the years ended October 31
	2023
	Accumulated other comprehensive income (loss) at beginning of year	Net changes in other comprehensive income (loss)	Accumulated other comprehensive income (loss) at end of year	Accumulated other comprehensive income (loss) on designated hedges	Accumulated other comprehensive income (loss) on de-designated hedges
Cash flow hedges
Interest rate risk	$(5,982)	$(459)	$(6,441)	$(3,463)	$(2,978)
Foreign exchange risk	(1,747)	656	(1,091)	(1,091)	–
Equity price risk	16	(37)	(21)	(21)	–
Total cash flow hedges	$(7,713)	$160	$(7,553)	$(4,575)	$(2,978)

Net investment hedges

Foreign translation risk	$(4,516)	$(1,836)	$(6,352)	$(6,352)	$–

	2022
Cash flow hedges
Interest rate risk	$2,372	$(8,354)	$(5,982)	$(4,843)	$(1,139)
Foreign exchange risk	123	(1,870)	(1,747)	(1,747)	–

Equity price risk	71	(55)	16	16	–
Total cash flow hedges	$2,566	$(10,279)	$(7,713)	$(6,574)	$(1,139)

Net investment hedges

Foreign translation risk	$(1,177)	$(3,339)	$(4,516)	$(4,516)	$–

1	Presented on a pre-tax basis.
(b)
NOTIONAL AMOUNTS
The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with the market risk nor are they indicative of the credit risk associated with derivative financial instruments.
The following table discloses the notional amount of OTC and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(millions of Canadian dollars)	As at
	October 31 2023								October 31 2022
	Trading
	Over-the-Counter 1
	Clearing house	2	Non clearing house	Exchange- traded	Total	Non- trading	3	Total	Total

Notional
Interest rate contracts
Futures	$–		$–	$1,377,932	$1,377,932	$–		$1,377,932	$1,191,392
Forward rate agreements	608,369		19,585	–	627,954	462		628,416	536,831
Swaps	14,410,944		368,038	–	14,778,982	2,195,575		16,974,557	16,530,539
Options written	–		97,396	14,280	111,676	58		111,734	196,960

Options purchased	–		118,737	17,650	136,387	4,050		140,437	209,225

Total interest rate contracts	15,019,313		603,756	1,409,862	17,032,931	2,200,145		19,233,076	18,664,947
Foreign exchange contracts
Forward contracts	22		207,914	–	207,936	23,665		231,601	264,309
Swaps	570		2,016,703	–	2,017,273	4,059		2,021,332	1,915,885
Cross-currency interest rate swaps	–		1,315,669	–	1,315,669	133,190		1,448,859	1,204,209
Options written	–		51,176	40	51,216	–		51,216	35,585

Options purchased	–		36,958	1	36,959	–		36,959	26,569

Total foreign exchange contracts	592		3,628,420	41	3,629,053	160,914		3,789,967	3,446,557
Credit derivative contracts
Credit default swaps – protection purchased	9,595		370	–	9,965	2,191		12,156	13,204

Credit default swaps – protection sold	2,348		187	–	2,535	–		2,535	3,054

Total credit derivative contracts	11,943		557	–	12,500	2,191		14,691	16,258
Other contracts
Equity contracts	–		84,190	104,819	189,009	32,256		221,265	191,474

Commodity contracts	166		73,909	90,095	164,170	–		164,170	135,157

Total other contracts	166		158,099	194,914	353,179	32,256		385,435	326,631

Total	$15,032,014		$4,390,832	$1,604,817	$21,027,663	$2,395,506		$23,423,169	$22,454,393

1
Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high-quality and liquid assets such as cash and high-quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.

2
Derivatives executed through a central clearing house reduce settlement risk due to the ability to net settle offsetting positions for capital purposes and therefore receive preferential capital treatment compared to those settled with non-central
clearing house counterparties.

3
Includes $1,970 billion of OTC derivatives that are transacted with clearing houses (October 31, 2022 – $1,772 billion) and $426 billion of OTC derivatives that are transacted with non-clearing
houses (October 31, 2022 – $352 billion). There were no exchange-traded derivatives both as at October 31, 2023 and October 31, 2022.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 59

The following table distinguishes the notional amount of derivatives held or issued for non-trading
purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Notional of Non-Trading Derivatives
(millions of Canadian dollars)	As at
	October 31, 2023
	Derivatives in qualifying hedging relationships					Derivatives not in qualifying hedging relationships
Derivatives held or issued for hedging (non-trading) purposes	Fair value	Cash flow	1	Net Investment	1		Total

Interest rate contracts	$372,214	$298,328		$–		$1,529,603	$2,200,145
Foreign exchange contracts	–	144,485		–		16,429	160,914
Credit derivative contracts	–	–		–		2,191	2,191

Other contracts	–	2,241		–		30,015	32,256
Total notional non-trading	$372,214	$445,054		$–		$1,578,238	$2,395,506

	October 31, 2022
Interest rate contracts	$324,283	$296,017		$–		$1,336,841	$1,957,141
Foreign exchange contracts	–	123,986		–		12,613	136,599
Credit derivative contracts	–	–		–		3,378	3,378

Other contracts	–	1,793		–		25,827	27,620
Total notional non-trading	$324,283	$421,796		$–		$1,378,659	$2,124,738

1
Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. These derivatives are used to hedge foreign exchange rate risk in cash flow hedges and net investment hedges.

The following table discloses the notional principal amount of OTC derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Remaining Term-to-Maturity
(millions of Canadian dollars)	As at
	October 31 2023				October 31 2022
Notional Principal	Within 1 year	Over 1 year to 5 years	Over 5 years	Total	Total
Interest rate contracts
Futures	$1,216,853	$161,079	$–	$1,377,932	$1,191,392
Forward rate agreements	587,097	37,685	3,634	628,416	536,831
Swaps	5,709,984	7,805,585	3,458,988	16,974,557	16,530,539
Options written	57,925	49,922	3,887	111,734	196,960
Options purchased	68,909	63,906	7,622	140,437	209,225

Total interest rate contracts	7,640,768	8,118,177	3,474,131	19,233,076	18,664,947
Foreign exchange contracts
Futures	–	–	–	–	–
Forward contracts	212,749	16,914	1,938	231,601	264,309
Swaps	1,970,612	49,521	1,199	2,021,332	1,915,885
Cross-currency interest rate swaps	303,435	838,950	306,474	1,448,859	1,204,209
Options written	47,078	4,138	–	51,216	35,585
Options purchased	32,091	4,868	–	36,959	26,569

Total foreign exchange contracts	2,565,965	914,391	309,611	3,789,967	3,446,557
Credit derivative contracts
Credit default swaps – protection purchased	1,455	5,077	5,624	12,156	13,204
Credit default swaps – protection sold	222	1,441	872	2,535	3,054

Total credit derivative contracts	1,677	6,518	6,496	14,691	16,258
Other contracts
Equity contracts	147,064	73,149	1,052	221,265	191,474
Commodity contracts	134,842	28,483	845	164,170	135,157

Total other contracts	281,906	101,632	1,897	385,435	326,631
Total	$10,490,316	$9,140,718	$3,792,135	$23,423,169	$22,454,393

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6 0

The following table discloses the notional amount and average price of derivative instruments designated in qualifying hedge accounting relationships.

Hedging Instruments by Remaining Term-to-Maturity
(millions of Canadian dollars, except as noted)	As at
	October 31 2023				October 31 2022
Notional	Within 1 year	Over 1 year to 5 years	Over 5 years	Total	Total

Interest rate risk
Interest rate swaps
Notional – pay fixed	$14,849	$107,972	$115,651	$238,472	$175,561
Average fixed interest rate %	3.90	3.31	2.22
Notional – received fixed	95,965	140,720	17,113	253,798	291,098
Average fixed interest rate %	4.05	2.86	3.34

Total notional – interest rate risk	110,814	248,692	132,764	492,270	466,659
Foreign exchange risk 1
Forward contracts
Notional – USD/CAD	1,396	6,622	49	8,067	6,653
Average FX forward rate	1.33	1.30	1.34
Notional – EUR/CAD	3,636	10,240	788	14,664	13,637
Average FX forward rate	1.65	1.57	1.55
Notional – other	86	86	–	172	162
Cross-currency swaps 2,3
Notional – USD/CAD	9,094	34,833	7,570	51,497	53,029
Average FX rate	1.31	1.31	1.28
Notional – EUR/CAD	8,120	29,527	9,971	47,618	31,731
Average FX rate	1.50	1.43	1.42
Notional – GBP/CAD	–	5,391	332	5,723	4,215
Average FX rate		1.65	1.71
Notional – other currency pairs 4	3,062	12,696	986	16,744	14,561

Total notional – foreign exchange risk	25,394	99,395	19,696	144,485	123,988
Equity Price Risk
Notional – equity contracts	2,241	–	–	2,241	1,793
Total notional	$138,449	$348,087	$152,460	$638,996	$592,440

1
Foreign currency denominated deposit liabilities are also used to hedge foreign exchange risk. Includes $67.2 billion (October 31, 2022 – $30.5 billion) of the carrying value of these non-derivative
hedging instruments designated under net investment hedges.

2
Cross-currency
swaps may be used to hedge 1) foreign exchange risk, or 2) a combination of interest rate risk and foreign exchange risk in a single hedge relationship.
Cross-currency
swaps in both types of hedge relationships are disclosed in the above risk category (foreign exchange risk).

3
Certain
cross-currency
swaps are executed using multiple derivatives, including interest rate swaps. The notional amount of these interest rate swaps, excluded from the above, is $178.3 billion as at October 31, 2023 (October 31, 2022 – $153.6 billion).

4
Includes derivatives executed to manage
non-trading
foreign currency exposures, when more than one currency is involved prior to hedging to the Canadian dollar, or when the currency pair is not a significant exposure for the Bank.

Interest Rate Benchmark Reform
The Bank’s hedging relationships no longer have exposure to
USD
LIBOR, but continue to have exposure to CDOR benchmark rates. As a result of IBOR reform, CDOR benchmark rates are subject to discontinuance, or may become illiquid after the adoption of ARRs as established benchmark rates. Judgment may be required in determining whether certain hedging relationships that involve hedging changes in fair value or variability of cash flows attributable to interest rate or foreign exchange risk continue to qualify for hedge accounting.
Impacted hedging relationships will continue to be monitored for all remaining benchmark rates still subject to ARR transition. As the new ARRs will differ from the prior benchmark rates, new or revised hedging strategies may be required to better align derivative hedging instruments with hedged items. Given ongoing market developments, the assessment of the impact on the Bank’s hedging strategies and its mitigation plans is progressing.
As at October 31, 2023, the Bank has transitioned all derivative instruments designated in qualifying hedge accounting relationships referencing
USD
 LIBOR to an ARR and it no longer has exposure to any residual
USD
 LIBOR derivative notional amounts (October 31, 2022 - $148 billion).
The following table discloses the notional amount of derivative instruments designated in qualifying hedge accounting relationships referencing CDOR that have yet to transition to an ARR and mature after June 28, 2024.

Derivative Instruments Designated in Qualifying Hedge Accounting Relationships 1
(millions of Canadian dollars)	As at
	October 31, 2023	October 31, 2022
Notional	Hedging derivatives maturing after June 28, 2024 (for CDOR)
Interest rate risk
Interest rate swaps	$137,624	$135,732
Foreign exchange risk
Interest rate swaps	70,929	54,810

Cross-currency swaps 2	75,127	56,335
Total	$283,680	$246,877

1	CDOR transitioning to Canadian Overnight Repo Rate Average.
2
Cross-currency
swaps may be used to hedge foreign exchange risk or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Both these types of hedges are disclosed under the Foreign exchange risk as the risk category.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6 1

(c)
DERIVATIVE-RELATED RISKS
Market Risk
Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
Credit Risk
Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank.
Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product
derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The current replacement cost and credit equivalent amount shown in the following table are based on the standardized approach for counterparty credit risk. According to this approach, the current replacement cost accounts for the fair value of the positions, posted and received collateral, and master netting agreement clauses. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors determined by OSFI to the notional principal amount of the derivatives. The risk-weighted
amount is determined by applying the
adequate
risk weights to the credit equivalent
amount.

Credit Exposure of Derivatives
(millions of Canadian dollars)						As at
	October 31, 2023			October 31, 2022
	Current replacement cost	Credit equivalent amount	Risk- weighted amount	Current replacement cost	Credit equivalent amount	Risk- weighted amount
Interest rate contracts
Forward rate agreements	$32	$141	$70	$21	$90	$30
Swaps	6,436	13,423	1,142	7,328	14,424	920
Options written	3	92	27	4	84	18

Options purchased	27	140	39	20	101	40

Total interest rate contracts	6,498	13,796	1,278	7,373	14,699	1,008
Foreign exchange contracts
Forward contracts	1,514	4,732	968	1,467	4,446	695
Swaps	4,184	19,252	2,863	5,583	19,930	2,265
Cross-currency interest rate swaps	5,668	18,249	1,767	6,372	18,019	1,599
Options written	27	306	71	35	349	183

Options purchased	64	252	93	102	271	135

Total foreign exchange contracts	11,457	42,791	5,762	13,559	43,015	4,877
Other contracts
Credit derivatives	4	278	50	1	449	83
Equity contracts	762	8,147	2,577	513	7,456	1,662

Commodity contracts	829	4,980	1,102	1,104	5,101	1,055

Total other contracts	1,595	13,405	3,729	1,618	13,006	2,800
Total derivatives	19,550	69,992	10,769	22,550	70,720	8,685

Qualifying Central Counterparty Contracts	6,494	27,211	969	7,468	28,230	941
Total	$26,044	$97,203	$11,738	$30,018	$98,950	$9,626

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6 2

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)								As at
	Canada 1		United States 1		Other international 1		Total
By sector	October 31 2023	October 31 2022	October 31 2023	October 31 2022	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Financial	$5,132	$5,636	$23	$19	$234	$551	$5,389	$6,206
Government	5,441	6,185	189	66	4,455	5,388	10,085	11,639

Other	1,508	1,940	654	737	1,913	2,028	4,075	4,705
Total current replacement cost	$12,081	$13,761	$866	$822	$6,602	$7,967	$19,549	$22,550

By location of risk					October 31 2023	October 31 2022	October 31 2023 % mix	October 31 2022 % mix

Canada					$3,720	$4,411	19.0%	19.6%

United States					7,108	8,036	36.4	35.6
Other international
United Kingdom					883	1,224	4.5	5.4
Europe – other					3,164	4,257	16.2	18.9

Other					4,674	4,622	23.9	20.5

Total Other international					8,721	10,103	44.6	44.8
Total current replacement cost					$19,549	$22,550	100.0%	100.0%

1	Based on geographic location of unit responsible for recording revenue.
Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event: (1) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (2) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt rating of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2023, the aggregate net liability position of those contracts would require: (1) the posting of collateral or other acceptable remedy totalling $407 million (October 31, 2022 – $392 million) in the event of a one-notch
or
two-notch
downgrade in the Bank’s senior debt rating; and (2) funding totalling nil (October 31, 2022 – nil) following the termination and settlement of outstanding derivative contracts in the event of a one-notch
or
two-notch
downgrade in the Bank’s senior debt rating.
Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market
exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the credit rating of the Bank, to post additional collateral. As at October 31, 2023, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $16 billion (October 31, 2022 – $19 billion). The Bank has posted $16 billion (October 31, 2022 – $18 billion) of collateral for this exposure in the normal course of business. As at October 31, 2023, the impact of a one-notch
downgrade in the Bank’s credit rating would require the Bank to post an additional $147 million (October 31, 2022 – $174 million) of collateral to that posted in the normal course of business. A two-notch
downgrade in the Bank’s credit rating would require the Bank to post an additional $223 million (October 31, 2022 – $269 million) of collateral to that posted in the normal course of business.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6 3

NOTE 12:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. The Bank takes into account changes in the
one-month
lag period that would significantly affect the results.
On August 1, 2022, in order to provide the capital required for the acquisition of Cowen Inc. (“Cowen”), the Bank sold 28.4 million non-voting
common shares of Schwab at a price of US$66.53 per share for proceeds of $2.5 billion (US$1.9 billion). The Bank recognized $997 million as other income (net of $368 million loss from AOCI reclassified to earnings), in the fourth quarter of fiscal 2022.
As at October 31, 2023, the Bank’s reported investment in Schwab was approximately 12.4% (October 31, 2022 – 12.1%), consisting of 9.8% of the outstanding voting common shares and the remainder in non-voting
common shares of Schwab with a fair value of $16 billion (US$12 billion) (October 31, 2022 – $24 billion (US$18 billion)) based on the closing price of US$52.04 (October 31, 2022 – US$79.67) on th
e New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions.
The carrying value of the Bank’s investment in Schwab of $8.9 billion as at October 31, 2023 (October 31, 2022 – $8.1 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $864 million during the year ended October 31, 2023 (October 31, 2022 – $991 million), reflects net income after adjustments for amortization of certain intangibles net of tax. The following tables represent the gross amount of Schwab’s total assets, liabilities, net revenues, net income available to common stockholders, other comprehensive income (loss), and comprehensive income (loss).

Summarized Financial Information
(millions of Canadian dollars)		As at
	September 30 2023	September 30 2022
Total assets	$644,139	$797,759

Total liabilities	592,923	746,596

(millions of Canadian dollars)	For the years ended September 30
	2023	2022
Total net revenues	$26,811	$25,533
Total net Income available to common stockholders	7,483	8,014
Total other comprehensive income (loss)	3,247	(31,223)

Total comprehensive income (loss)	10,730	(23,209)
Insured Deposit Account (“IDA”) Agreement
On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (the “2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031.
Under
 the 2019 Schwab IDA Agreement,
starting
July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement.

Pursuant to
the 2023 Schwab IDA Agreement,
the Bank continues to make sweep deposit accounts available to clients of Schwab.
Schwab designates a portion of the deposits with the Bank as fixed-rate obligation amounts (FROA). Remaining deposits over the minimum level of FROA are designated as floating-rate obligations.
In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to $6.8 billion (US$5 billion) of FROA by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.
During
the year ended October 31, 2023, Schwab exercised its option to buy down $6.1 billion (US$4.5 billion) of
FROA
and paid $305 million (US$227 million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement
. The fees
are intended to compensate
the Bank for losses incurred this year from discontinuing certain hedging relationships, as well as for
lost revenues. The net impact is recorded in net interest income.
INVESTMENT IN OTHER ASSOCIATES OR JOINT VENTURES
Except for Schwab as disclosed above, the Bank did not have investments in associates or joint ventures which were individually material as of October 31, 2023, or October 31, 2022. The carrying amount of the Bank’s investment in other associates and joint ventures as at October 31, 2023 was $4.2 billion (October 31, 2022 – $3.8 billion).
Other associates and joint ventures consisted predominantly of investments in private funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged
investments. The investments in these entities generate a return primarily through the realization of U.S. federal and state income tax credits, including Low Income Housing Tax Credits, New Markets Tax Credits, and Historic Tax Credits.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6 4

NOTE 13:  SIGNIFICANT TRANSACTIONS
(a)
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen. The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the
Bank
from
the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based payment awards.
The acquisition was accounted for as a business combination under the purchase method. The purchase price allocation can be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances. The acquisition contributed $10,800 million (US$7,933 million) of assets and $9,884 million (US$7,261 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired is allocated to other intangible assets of $298 million (US$219 million) net of taxes, and goodwill of $744 million (US$546 million). Goodwill is not deductible for tax purposes.
Since the acquisition date, the contribution of Cowen to the Bank’s revenue and net income was not significant, nor would it have been significant if the acquisition had occurred as of November 1, 2022.
The Bank plans to dispose of certain
non-core
businesses that were acquired in connection with the Cowen acquisition. These non-core
businesses are disposal groups which meet the criteria to be classified as held for sale and are measured at the lower of their carrying amount and fair value less costs to sell. The assets and liabilities of these disposal groups are recorded in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheet. During the year ended October 31, 2023, the Bank disposed of a reinsurance subsidiary that was classified as held for sale. As at October 31, 2023, assets of $1,958 million and liabilities of $1,291 million were classified as held for sale.
(b)
Termination of the Merger Agreement with First Horizon Corporation
On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a $306 million (US$225 million) cash payment to First Horizon on May 5, 2023. The termination payment was recognized in non-interest
expenses in the third quarter of fiscal 2023 and was reported in the Corporate segment.
In connection with the transaction, the Bank had invested US$494 million in non-voting
First Horizon preferred stock. During the second quarter of fiscal 2023, the Bank recognized a valuation adjustment loss of $199 million (US$147 million) on this investment, recorded in OCI. On June 26, 2023, in accordance with the terms of the preferred share purchase agreement, the preferred stock converted into approximately 19.7 million common shares of First Horizon, resulting in the Bank recognizing a loss of $166 million (US$126 million) during the third quarter of fiscal 2023 in OCI based on First Horizon’s common share price at the time of conversion. Upon conversion, the losses recognized to date, including the impact of foreign exchange, were reclassified directly to retained earnings. The Bank has elected to record subsequent fair value changes on the common shares in OCI.
The Bank had also implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition. The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated
certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
As a result of the
de-designation,
mark-to-market
gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
Prior to the termination of the merger agreement on May 4, 2023, for the year ended October 31, 2023, the Bank reported ($1,386) million
(October 31, 2022 – $1,487 million)
in
non-interest
income related to the
mark-to-market
on the swaps, and $262 million
(October 31, 2022 – $154 million)
in net interest income related to the basis adjustment amortization. In addition, for the year ended October 31, 2023, the Bank reported $585 million
(October 31, 2022 – $121 million)
in
non-interest
income related to the net interest earned on the swaps.
Following the announcement to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments using new swaps entered into at higher market rates. The impact from the higher swap rates and the basis adjustment amortization discussed above is reported in net interest income.

NOTE 14:  GOODWILL AND OTHER INTANGIBLES
The recoverable amount of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal growth rates. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). As at the date of the last impairment test, the amount of capital not directly attributable to the CGUs and held within the Corporate segment was approximately
$25.2 billion
and primarily related to treasury assets and excess capital managed within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.
Key Assumptions
The recoverable amount of each CGU or group of CGUs has been determined based on its estimated value-in-use.
In assessing
value-in-use,
estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate pre-tax
discount
rate.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 65

The following were the key assumptions applied in the goodwill impairment testing:
Discount Rate
The
pre-tax
discount rates used reflect current market assessments of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of
CGUs.
Terminal Value

The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next five years. Beyond the Bank’s internal forecast, cash flows were assumed to grow at a steady terminal growth rate. Terminal growth rates were based on the expected long-term growth of gross domestic product and inflation and ranged from 2.0% to 4.1% (2022 – 2.0% to 3.9%
).
In considering the sensitivity of the key assumptions discussed above, management determined that a reasonable change in any of the above would not result in the recoverable amount of any of the groups of CGUs to be less than their carrying amount.

Goodwill by Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail	1	Wealth Management and Insurance	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2021	$900	$13,134		$1,924	$274	$16,232
Additions (disposals)	–	–		–	–	–

Foreign currency translation adjustments and other	2	1,329		80	13	1,424

Carrying amount of goodwill as at October 31, 2022 2	$902	$14,463		$2,004	$287	$17,656
Additions (disposals)	–	–		–	744	744

Foreign currency translation adjustments and other	–	259		16	(73)	202
Carrying amount of goodwill as at October 31, 2023 2	$902	$14,722		$2,020	$958	$18,602

Pre-tax discount rates
2022	9.7%	9.7–10.0%		9.6–11.0%	13.3%

2023	9.7–9.9	10.0–11.3		9.6–11.0	13.9

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at October 31, 2023 and October 31, 2022 was nil.
OTHER INTANGIBLES
The following table presents details of other intangibles as at October 31, 2023 and October 31, 2022.

Other Intangibles
(millions of Canadian dollars)	Core deposit intangibles	Credit card related intangibles	Internally generated software	Other software	Other intangibles	Total

Cost
As at November 1, 2021	$2,420	$834	$2,625	$245	$1,059	$7,183
Additions	–	–	651	62	17	730
Disposals	–	–	–	–	–	–
Fully amortized intangibles	–	–	(448)	(72)	8	(512)

Foreign currency translation adjustments and other	244	14	90	(2)	81	427

As at October 31, 2022	$2,664	$848	$2,918	$233	$1,165	$7,828
Additions	–	–	846	52	395	1,293
Disposals	–	–	(1)	(2)	–	(3)
Fully amortized intangibles	–	–	(582)	(37)	–	(619)

Foreign currency translation adjustments and other 1	48	2	(78)	(10)	(4)	(42)
As at October 31, 2023	$2,712	$850	$3,103	$236	$1,556	$8,457

Amortization and impairment
As at November 1, 2021	$2,408	$740	$1,207	$165	$540	$5,060
Disposals	–	–	(1)	–	–	(1)
Impairment losses (reversals)	–	–	–	(1)	–	(1)
Amortization charge for the year	10	17	443	50	79	599
Fully amortized intangibles	–	–	(446)	(72)	3	(515)

Foreign currency translation adjustments and other	244	14	53	11	61	383

As at October 31, 2022	$2,662	$771	$1,256	$153	$683	$5,525
Disposals	–	–	–	–	–	–
Impairment losses (reversals)	–	–	–	–	–	–
Amortization charge for the year	2	11	443	36	180	672
Fully amortized intangibles	–	–	(582)	(37)	–	(619)

Foreign currency translation adjustments and other 1	48	3	10	11	36	108
As at October 31, 2023	$2,712	$785	$1,127	$163	$899	$5,686
Net Book Value:
As at October 31, 2022	$2	$77	$1,662	$80	$482	$2,303
As at October 31, 2023	–	65	1,976	73	657	2,771

1	Includes amounts related to restructuring. Refer to Note 26 for further details.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6 6

NOTE 15:  LAND, BUILDINGS, EQUIPMENT, OTHER DEPRECIABLE
ASSETS
, AND RIGHT-OF-USE ASSETS
The following table presents
details
of the
Bank’s
land, buildings, equipment, and other depreciable assets as at
October
31, 2023 and October 31, 2022.

Land, Buildings, Equipment, and Other Depreciable Assets
(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures, and other depreciable assets	Leasehold improvements	Total
Cost
As at November 1, 2021	$876	$2,354	$818	$1,342	$3,157	$8,547
Additions	1	136	168	152	316	773
Disposals 1	(1)	(44)	(18)	(23)	(8)	(94)
Fully depreciated assets	–	(28)	(167)	(114)	(178)	(487)

Foreign currency translation adjustments and other 2	73	146	16	58	174	467

As at October 31, 2022	949	2,564	817	1,415	3,461	9,206
Additions	1	172	227	244	401	1,045
Disposals 1	(13)	(11)	(15)	(53)	(21)	(113)
Fully depreciated assets	–	(18)	(109)	(112)	(199)	(438)

Foreign currency translation adjustments and other 2	(18)	(152)	(3)	17	37	(119)
As at October 31, 2023	$919	$2,555	$917	$1,511	$3,679	$9,581

Accumulated depreciation and impairment losses
As at November 1, 2021	$–	$907	$375	$721	$1,533	$3,536
Depreciation charge for the year	–	80	160	151	256	647
Disposals 1	–	(38)	(14)	(23)	(5)	(80)
Impairment losses	–	1	3	–	–	4
Fully depreciated assets	–	(28)	(167)	(114)	(178)	(487)

Foreign currency translation adjustments and other 2	–	61	8	50	96	215

As at October 31, 2022	–	983	365	785	1,702	3,835
Depreciation charge for the year	–	84	175	152	274	685
Disposals 1	–	(8)	(15)	(53)	(20)	(96)
Impairment losses	–	1	1	5	4	11
Fully depreciated assets	–	(18)	(109)	(112)	(199)	(438)

Foreign currency translation adjustments and other 2	–	(50)	1	10	31	(8)
As at October 31, 2023	$–	$992	$418	$787	$1,792	$3,989

Net Book Value Excluding Right-of-Use Assets:
As at October 31, 2022	$949	$1,581	$452	$630	$1,759	$5,371

As at October 31, 2023	919	1,563	499	724	1,887	5,592

1	Cash received from disposals was $57 million for the year ended October 31, 2023 (October 31, 2022 – $30 million).
2	Includes amounts related to restructuring and adjustments to reclassify held-for-sale items to other assets. Refer to Note 26 for further details.
The
following table presents details of the Bank’s ROU assets as recorded in
accordance with IFRS 16, Leases. Refer to Note 18 and Note 26 for the related lease liabilities details.

Right-of-Use
Assets Net Book Value

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Total

As at November 1, 2021	$780	$3,336	$54	$4,170
Additions	–	132	5	137
Depreciation	(89)	(424)	(14)	(527)
Reassessments, modifications, and variable lease payment adjustments	13	(6)	(1)	6
Terminations and impairment	–	11	–	11

Foreign currency translation adjustments and other	73	159	–	232

As at October 31, 2022	$777	$3,208	$44	$4,029
Additions	5	238	–	243
Depreciation	(91)	(439)	(13)	(543)
Reassessments, modifications, and variable lease payment adjustments	6	70	–	76
Terminations and impairment	–	–	–	–

Foreign currency translation adjustments and other	12	24	1	37
As at October 31, 2023	$709	$3,101	$32	$3,842
Total Land, Buildings, Equipment, Other
Depreciable
Assets, and Right-of-Use Assets Net Book Value

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures, and other depreciable assets	Leasehold improvements	Total
As at October 31, 2022	$1,726	$4,789	$496	$630	$1,759	$9,400

As at October 31, 2023	1,628	4,664	531	724	1,887	9,434

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 6 7

NOTE 16:
OTHER
ASSETS
Other Assets

(millions of Canadian dollars)		As at
	October 31 2023	October 31 2022
Accounts receivable and other items 1	$13,893	$10,769
Accrued interest	5,504	3,765
Current income tax receivable	4,814	6,031
Defined benefit asset (Note 23)	1,254	1,406
Insurance-related assets, excluding investments	2,197	2,008

Prepaid expenses	1,843	1,323
Total	$29,505	$25,302

1	Includes assets related to disposal groups classified as held-for-sale in connection with the Cowen acquisition. Refer to Note 13 for further details.

NOTE 17:  DEPOSITS
Demand
deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2023 was $512 billion (October 31, 2022 – $436 billion).

Deposits
(millions of Canadian dollars)	As at
	By Type				By Country			October 31 2023	October 31 2022
	Demand	Notice	Term	1	Canada	United States	International	Total	Total
Personal	$16,268	$491,466	$118,862		$321,737	$304,859	$–	$626,596	$660,838
Banks	11,205	310	19,710		19,120	10,002	2,103	31,225	38,263

Business and government 2	131,167	193,493	215,709		376,857	159,779	3,733	540,369	530,869
	158,640	685,269	354,281		717,714	474,640	5,836	1,198,190	1,229,970
Trading	–	–	30,980		21,794	2,715	6,471	30,980	23,805

Designated at fair value through profit or loss 3	–	–	191,988		34,356	81,268	76,364	191,988	162,645
Total	$158,640	$685,269	$577,249		$773,864	$558,623	$88,671	$1,421,158	$1,416,420
Non-interest-bearing deposits included above 4
Canada								$61,581	$76,551
United States								76,376	91,152
International								23	23
Interest-bearing deposits included above 4
Canada								712,283	686,518
United States 5								482,247	493,617
International								88,648	68,559
Total 2,6								$1,421,158	$1,416,420

1
Includes $103.3 billion (October 31, 2022 – $89.4 billion) of senior debt which is subject to the bank recapitalization
“bail-in”
regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes $57 billion relating to covered bondholders (October 31, 2022 – $34 billion).
3
Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $142.3 million (October 31, 2022 – $140.5 million) of loan commitments and financial guarantees designated at FVTPL.

4	The geographical splits of the deposits are based on the point of origin of the deposits.
5	Includes $13.9 billion (October 31, 2022 – $ 9.5 bi llion ) of U.S. federal funds deposited and $9.0 billion (October 31, 2022 – nil) of deposits and advances with the FHLB.
6	Includes deposits of $779.9 billion (October 31, 2022 – $814.9 billion) denominated in U.S. dollars and $115 billion (October 31, 2022 – $84.4 billion) denominated in other foreign currencies.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 68

Term Deposits by Remaining Term-to-Maturity
(millions of Canadian dollars)	As at
							October 31 2023	October 31 2022
	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total
Personal	$81,215	$17,268	$10,131	$5,742	$4,455	$51	$118,862	$69,661
Banks	19,705	–	–	–	4	1	19,710	22,676
Business and government	88,034	33,723	32,026	25,716	16,558	19,652	215,709	190,136
Trading	16,416	6,510	3,118	1,502	2,092	1,342	30,980	23,805

Designated at fair value through profit or loss	191,876	112	–	–	–	–	191,988	162,645
Total	$397,246	$57,613	$45,275	$32,960	$23,109	$21,046	$577,249	$468,923

Term Deposits due within a Year
(millions of Canadian dollars)	As at
				October 31 2023	October 31 202 2
	Within 3 months	Over 3 months to 6 months	Over 6 months to 12 months	Total	Total
Personal	$25,139	$22,387	$33,689	$81,215	$43,791
Banks	19,676	29	–	19,705	22,670
Business and government	42,070	24,487	21,477	88,034	87,517
Trading	2,956	5,278	8,182	16,416	14,153

Designated at fair value through profit or loss	78,652	37,959	75,265	191,876	161,745
Total	$168,493	$90,140	$138,613	$397,246	$329,876

NOTE 18:  OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)		As at
	October 31 2023	October 31 2022
Accounts payable, accrued expenses, and other items 1	$8,408	$5,040
Accrued interest	4,421	1,870
Accrued salaries and employee benefits	4,993	4,100
Cheques and other items in transit	2,241	2,116
Current income tax payable	162	151
Deferred tax liabilities	204	236
Defined benefit liability (Note 23)	1,244	1,286
Lease liabilities 2	5,050	5,313
Liabilities related to structured entities	17,520	12,120
Provisions (Note 26)	3,421	1,320
Total	$47,664	$33,552

1	Includes liabilities related to disposal groups classified as held-for-sale in connection with the Cowen acquisition. Refer to Note 13 for further details.
2	Refer to Note 26 for lease liability maturity and lease payment details.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 69

NOTE 19:  SUBORDINATED NOTES AND DEBENTURES
Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges, and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)	As at
Maturity date	Interest rate (%)		Reset spread (%)		Earliest par redemption date	October 31 2023	October 31 2022
May 26, 2025	9.150		n/a		–	$196	$200
September 14, 2028 1	3.589	2 ,3	1.060	2	September 14, 2023	–	1,750
July 25, 2029 1	3.224	2	1.250	2	July 25, 2024	1,513	1,505
April 22, 2030 1	3.105	2	2.160	2	April 22, 2025	3,005	3,001
March 4, 2031 1	4.859	2	3.490	2	March 4, 2026	1,246	1,247
September 15, 2031 1	3.625	4	2.205	4	September 15, 2026	2,018	1,940
January 26, 2032 1	3.060	2	1.330	2	January 26, 2027	1,642	1,647
Total						$9,620	$11,290

1
The subordinated notes and debentures include
non-viability
contingent capital (NVCC) provisions and qualify as regulatory capital under OSFI’s Capital Adequacy Requirements (CAR) guideline. Refer to Note 20 for further details.

2
Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of three-month
BA
rate (as such term is defined in the applicable offering document) plus the reset spread noted.

3
On September 14, 2023, the Bank redeemed
all of its outstanding $1.75 billion 3.589% medium
-
term notes due September 14,
202
8
, at a redemption price of 100 per cent of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

4	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 5-year Mid-Swap Rate plus the reset spread noted.
The total change in subordinated notes and debentures for the year ended October 31, 2023 primarily relates to the redemption of 3.589% medium-term notes by the Bank on September 14, 202
3
, foreign exchange translation and the basis adjustment for fair value hedges.

NOTE 20:  EQUITY
COMMON SHARES
The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.
PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS
Preferred Shares
The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value.
Non-cumulative
preferential dividends are payable either quarterly or semi-annually in accordance with applicable terms, as and when declared by the Board of Directors of the Bank. All preferred shares issued by the Bank currently include NVCC provisions, necessary for the preferred shares to qualify as regulatory capital under OSFI’s CAR guideline. NVCC provisions require the conversion of the impacted instruments into a variable number of common shares upon the occurrence of a Trigger Event. A Trigger Event is currently defined in the CAR Guideline as an event where OSFI determines that the Bank is, or is about to become, non-viable
and that after conversion of all
non-common
capital instruments and consideration of any other relevant factors or circumstances, the viability of the Bank is expected to be restored, or where the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have been determined by OSFI to be non-viable.
Limited Recourse Capital Notes
The Bank has issued Limited Recourse Capital Notes (the “LRCNs”) with recourse limited to assets held in a trust consolidated by the Bank (the “Limited Recourse Trust”). The Limited Recourse Trust’s assets consist of Class A First Preferred Shares of the Bank, each series which is issued concurrently with the LRCNs (the “LRCN Preferred Shares”). The LRCN Preferred Shares are eliminated on the Bank’s consolidated financial statements.
In the event of
(i) non-payment
of interest following any interest payment date,
(ii) non-payment
of the redemption price in case of a redemption of the LRCNs,
(iii) non-payment
of principal plus accrued and unpaid interest at the maturity of the LRCNs, (iv) an event of default on the LRCNs, or (v) a Trigger Event, the recourse of each LRCN holder will be limited to that holder’s pro rata share of the Limited Recourse Trust’s assets.
The LRCNs, by virtue of the recourse to the LRCN Preferred Shares, include standard NVCC provisions necessary for them to qualify as Additional Tier 1 Capital under OSFI’s CAR guideline. NVCC provisions require the conversion of the instrument into a variable number of common shares upon the occurrence of a Trigger Event. In such an event, each LRCN Preferred Share will automatically and immediately be converted into a variable number of common shares which will be delivered to LRCN holders in satisfaction of the principal amount of, and accrued and unpaid interest on, the LRCNs. The number of common shares issued will be determined based on the conversion formula set out in the terms of the respective series of LRCN Preferred Shares.
The LRCNs are compound instruments with both equity and liability features.
Non-payment
of interest and principal in cash does not constitute an event of default and will trigger the delivery of the LRCN Preferred Shares. The liability component has a nominal value and, therefore, the proceeds received upon issuance have been presented as equity, and any interest payments are accounted for as distributions on other equity instruments.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 70

The following table summarizes the changes to the shares and other equity instruments issued and outstanding and treasury instruments held as at and for the years ended October 31, 2023 and October 31, 2022.

Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held
(millions of shares or other equity instruments and millions of Canadian dollars)	October 31, 2023		October 31, 2022
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,821.7	$24,363	1,823.9	$23,066
Proceeds from shares issued on exercise of stock options	1.2	83	1.8	120
Shares issued as a result of dividend reinvestment plan	20.5	1,720	17.0	1,442

Purchase of shares for cancellation and other	(52.0)	(732)	(21.0)	(265)
Balance as at end of year – common shares	1,791.4	$25,434	1,821.7	$24,363
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20 1	–	–	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450
Series 27	0.8	850	0.8	850

Series 28	0.8	800	0.8	800

	143.6	$5,200	159.6	$5,600
Other Equity Instruments 2
Limited Recourse Capital Notes – Series 1	1.8	$1,750	1.8	$1,750
Limited Recourse Capital Notes – Series 2	1.5	1,500	1.5	1,500

Limited Recourse Capital Notes – Series 3 3	1.7	2,403	1.7	2,403

	5.0	5,653	5.0	5,653
Balance as at end of year – preferred shares and other equity instruments	148.6	$10,853	164.6	$11,253
Treasury – common shares 4
Balance as at beginning of year	1.0	$(91)	1.9	$(152)
Purchase of shares	94.9	(7,959)	116.6	(10,852)

Sale of shares	(95.2)	7,986	(117.5)	10,913
Balance as at end of year – treasury – common shares	0.7	$(64)	1.0	$(91)
Treasury – preferred shares and other equity instruments 4
Balance as at beginning of year	0.1	$(7)	0.1	$(10)
Purchase of shares and other equity instruments	3.7	(590)	3.0	(255)

Sale of shares and other equity instruments	(3.7)	532	(3.0)	258
Balance as at end of year – treasury – preferred shares and other equity instruments	0.1	$(65)	0.1	$(7)

1
On October 31, 2023, the Bank redeemed all of its 16 million outstanding
Non-Cumulative
5-Year
Rate Reset Class A First Preferred Shares NVCC, Series 20 (“Series 20 Preferred Shares”), at a redemption price of $25.00 per Series 20 Preferred Share, for a total redemption cost of $400 million.

2	For LRCNs, the number of shares represents the number of notes issued.
3
For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the U
.
S
.
dollar notional amount. Refer to “Preferred Shares and Other Equity Instruments – Significant Terms and Conditions” table for further details.

4	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 1

Preferred Shares and Other Equity Instruments – Significant Terms and Conditions
(millions of Canadian dollars)
	Issue date	Annual yield (%) 1	Dividend frequency 1	Reset spread (%) 1	Next redemption/ conversion date 1,2	Convertible into 1,2
NVCC Rate Reset Preferred Shares
Series 1	June 4, 2014	3.662	Quarterly	2.24	October 31, 2024	Series 2
Series 3	July 31, 2014	3.681	Quarterly	2.27	July 31, 2024	Series 4
Series 5	December 16, 2014	3.876	Quarterly	2.25	January 31, 2025	Series 6
Series 7	March 10, 2015	3.201	Quarterly	2.79	July 31, 2025	Series 8
Series 9	April 24, 2015	3.242	Quarterly	2.87	October 31, 2025	Series 10
Series 16	July 14, 2017	6.301	Quarterly	3.01	October 31, 2027	Series 17
Series 18 3	March 14, 2018	5.747	Quarterly	2.70	April 30, 2028	Series 19
Series 22	January 28, 2019	5.20	Quarterly	3.27	April 30, 2024	Series 23
Series 24	June 4, 2019	5.10	Quarterly	3.56	July 31, 2024	Series 25
Series 27	April 4, 2022	5.75	Semi-annual	3.317	October 31, 2027	–
Series 28	July 25, 2022	7.232	Semi-annual	4.20	October 31, 2027	–

	Issue date	Annual yield (%)	Coupon frequency	Reset spread (%)	Next redemption date	Recourse to Preferred Shares 4
Other Equity Instruments
NVCC Limited Recourse Capital Notes 4,5
Series 1	July 29, 2021	3.6	Semi-annual	2.747	October 31, 2026	Series 26
Series 2	September 14, 2022	7.283	Semi-annual	4.10	October 31, 2027	Series 29

Series 3 6	October 17, 2022	8.125	Quarterly	4.08	October 31, 2027	Series 30

1
Non-cumulative
preferred dividends for each series are payable as and when declared by the Board of Directors. The dividend rate of the Rate Reset Preferred Shares will reset on the next earliest optional redemption/conversion date and every 5 years thereafter to equal the then
5-year
Government of Canada bond yield plus the noted reset spread. If converted into a series of floating rate preferred shares, the dividend rate for the quarterly period will be equal to the then
90-day
Government of Canada Treasury bill yield plus the noted reset spread unless otherwise stated.

2
Subject to regulatory consent and unless otherwise stated, preferred shares are redeemable on the next earliest optional redemption date as noted and every 5 years thereafter. Preferred Shares, except Series 27 and Series 28, are convertible into the corresponding series of floating rate preferred shares on the conversion date noted and every 5 years thereafter if not redeemed. If converted, the holders have the option to convert back to the original series of preferred shares every 5 years.

3
On April 18, 2023, the Bank announced that none of its 14 million
Non-Cumulative
5-Year
Rate Reset Preferred Shares NVCC, Series 18 (“Series 18 Shares”) would be converted on April 30, 2023 into
Non-Cumulative
Floating Rate Preferred Shares NVCC, Series 19 (“Series 19 Shares”). As had been previously announced on March 31, 2023, the dividend rate for the Series 18 Shares for the
5-year
period from and including April 30, 2023 to but excluding April 30, 2028, if declared, is payable at a per annum rate of 5.747%.

4
LRCN Preferred Share Series 26 and Series 29 were issued at a price of $1,000 per share and LRCN Preferred Share Series 30 was issued at a price of US$1,000 per share. The LRCN Preferred Shares are eliminated on the Bank’s consolidated balance sheet.

5
LRCNs may be redeemed at the option of the Bank, with the prior written approval of OSFI, in whole or in part on prior notice by the Bank as of the earliest redemption date and each optional redemption date thereafter. Unless otherwise stated, the interest rate on the LRCNs will reset on the next earliest optional redemption date and every 5 years thereafter to equal the then
5-year
Government of Canada bond yield plus the noted reset spread.

6
LRCN Series 3 is denominated in U.S. dollars. The interest rate on LRCN Series 3 will reset on the next interest reset date and every 5 years thereafter to equal the then
5-year
U.S. Treasury yield plus the noted reset spread.

NVCC Provision
If an NVCC trigger event were to occur, for all series of Class A First Preferred Shares excluding the preferred shares issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.0 billion in aggregate.
The LRCNs, by virtue of the recourse to the preferred shares held in the Limited Recourse Trust, include NVCC provisions. For LRCNs, if an NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the preferred shares series issued in connection with such LRCNs, would be 1.1 billion in aggregate.
For NVCC subordinated notes and debentures, if an NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 2.7 billion in aggregate.
DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act (Canada) from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act (Canada) or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.
DIVIDENDS
On November 29, 2023, the Board approved a dividend in an amount of one dollar and two cents ($1.02) per fully paid common share in the capital stock of the Bank for the quarter ending January 31, 2024, payable on and after January 31, 2024, to shareholders of record at the close of business on January 10, 2024.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price.
During the year ended October 31, 2023, under the dividend reinvestment plan, the Bank issued 3.7 million common shares from treasury with no
discount and 16.8 million common shares with a 2% discount. During the year ended October 31, 2022, under the dividend reinvestment plan, the Bank issued 2.5 million common shares from treasury with no
discount and 14.5 million common shares with a 2% discount.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 2

NORMAL COURSE ISSUER BID
On June 21, 2023, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to

30
 million
of its common shares (June NCIB).
On August 28, 2023, the Bank announced that the
TSX
and OSFI had approved the launch of a new NCIB to repurchase for cancellation up to
90 million
of its common shares (August NCIB) upon completion of the repurchase for cancellation of
30 million
of its common shares under the June NCIB.
 The June NCIB terminated on August 30, 2023 and the August NCIB commenced on August 31, 2023.
During the year ended October 31, 2023, the Bank
repurchased 52 million
common shares under the June NCIB and the August NCIB, at an average price of $82.356 per share for a total amount of $4.3 billion.

NOTE 21:  INSURANCE
INSURANCE REVENUE AND EXPENSES
Insurance revenue and expenses are presented on the Consolidated Statement of Income under insurance revenue and insurance claims and related expenses, respectively, net of impact of reinsurance. This includes the results of property and casualty insurance, life and health insurance, as well as reinsurance assumed and ceded in Canada and internationally.

Insurance Revenue and Insurance Claims and Related Expenses
(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Insurance Revenue
Earned Premiums
Gross	$6,041	$5,740

Reinsurance ceded	753	713

Net earned premiums	5,288	5,027

Fee income and other revenue 1	383	353

Insurance Revenue	5,671	5,380
Insurance Claims and Related Expenses
Gross	3,953	3,094

Reinsurance ceded	248	194
Insurance Claims and Related Expenses	$3,705	$2,900

1	Ceding commissions received and paid are included within fee income and other revenue. Ceding commissions paid and netted against fee income in 2023 were $94 million (2022 – $97 million).
RECONCILIATION OF CHANGES IN INSURANCE LIABILITIES
Insurance-related liabilities are comprised of gross amounts related to provision for unpaid claims (section (a) below), unearned premiums (section (b) below) and other insurance liabilities (section (c) below).
(a)
Movement in Provision for Unpaid Claims
The following table presents movements in the property and casualty insurance provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)	October 31, 2023			October 31, 2022
	Gross	Reinsurance/ Other recoverable	Net	Gross	Reinsurance/ Other recoverable	Net

Balance as at beginning of year	$4,879	$193	$4,686	$5,096	$217	$4,879
Claims costs for current accident year	3,807	–	3,807	3,292	50	3,242
Prior accident years claims development (favourable) unfavourable	(458)	45	(503)	(446)	44	(490)
Increase (decrease) due to changes in assumptions:
Discount rate	(15)	2	(17)	(340)	(5)	(335)

Provision for adverse deviation	(39)	(3)	(36)	(35)	–	(35)

Claims and related expenses	3,295	44	3,251	2,471	89	2,382
Claims paid during the year for:
Current accident year	(1,799)	–	(1,799)	(1,449)	–	(1,449)

Prior accident years	(1,550)	(103)	(1,447)	(1,218)	(92)	(1,126)

	(3,349)	(103)	(3,246)	(2,667)	(92)	(2,575)

Increase (decrease) in reinsurance/other recoverables	(1)	(1)	–	(21)	(21)	–
Balance as at end of year	$4,824	$133	$4,691	$4,879	$193	$4,686

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 3

(b)
Movement in Unearned Premiums
The following table presents movements in the property and casualty insurance unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)	October 31, 2023			October 31, 2022
	Gross	Reinsurance	Net	Gross	Reinsurance	Net

Balance as at beginning of year	$2,484	$31	$2,453	$2,343	$25	$2,318
Written premiums	4,936	181	4,755	4,517	171	4,346

Earned premium s	(4,669)	(183)	(4,486)	(4,376)	(165)	(4,211)
Balance as at end of year	$2,751	$29	$2,722	$2,484	$31	$2,453
(c)
Movements in other insurance liabilities
Other insurance liabilities were $30 million as at October 31, 2023 (October 31, 2022 – $105 million). The decrease of $75 million (2022 – decrease of $132 million)
was mainly driven by actuarial assumption
changes
in
the
life and health business.
PROPERTY AND CASUALTY CLAIMS DEVELOPMENT
The following table shows the estimates of cumulative claims incurred, including IBNR, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)	Accident Year
	2014 and prior	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Net ultimate claims cost at end of accident year	$6,077	$2,409	$2,438	$2,425	$2,631	$2,727	$2,646	$2,529	$3,242	$3,807
Revised estimates
One year later	5,902	2,367	2,421	2,307	2,615	2,684	2,499	2,367	3,150
Two years later	5,696	2,310	2,334	2,258	2,573	2,654	2,412	2,258
Three years later	5,452	2,234	2,264	2,201	2,522	2,575	2,284
Four years later	5,279	2,162	2,200	2,151	2,465	2,498
Five years later	5,077	2,115	2,159	2,108	2,408
Six years later	4,981	2,100	2,143	2,086
Seven years later	4,974	2,086	2,134
Eight years later	4,943	2,085

Nine years later	4,931

Current estimates of cumulative claims	4,931	2,085	2,134	2,086	2,408	2,498	2,284	2,258	3,150	3,807
Cumulative payments to date	(4,784)	(2,015)	(2,035)	(1,967)	(2,194)	(2,143)	(1,847)	(1,691)	(2,201)	(1,799)
Net undiscounted provision for unpaid claims	147	70	99	119	214	355	437	567	949	2,008	$4,965
Effect of discounting											(630)

Provision for adverse deviation											356
Net provision for unpaid claims											$4,691
SENSITIVITY TO INSURANCE RISK
A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced, as well as when actuarial liabilities are determined. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.
For property and casualty insurance, the main assumption underlying the claims liability estimates is that past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim, and claim numbers based on the observed development of earlier years and expected loss ratios. Claims liabilities estimates are based on various quantitative and qualitative factors including the discount rate, the risk adjustment, reinsurance, trends in claims severity and frequency, and other external drivers.
Qualitative and other unforeseen factors could negatively impact the Bank’s ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.
The following table outlines the sensitivity of the Bank’s property and casualty insurance claims liabilities to reasonably possible movements in the discount rate, the margin for adverse deviation, and the frequency and severity of claims, with all other assumptions held constant. Movements in the assumptions may be non-linear.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 4

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)	As at
	October 31, 2023		October 31, 2022
	Impact on net income (loss) before income taxes	Impact on equity	Impact on net income (loss) before income taxes	Impact on equity
Impact of a 1% change in key assumptions
Discount rate
Increase in assumption	$96	$72	$101	$75
Decrease in assumption	(102)	(77)	(107)	(79)
Margin for adverse deviation
Increase in assumption	(44)	(33)	(44)	(33)

Decrease in assumption	44	33	44	33
Impact of a 5% change in key assumptions
Frequency of claims
Increase in assumption	$(58)	$(44)	$(64)	$(47)
Decrease in assumption	58	44	64	47
Severity of claims
Increase in assumption	(219)	(165)	(222)	(165)

Decrease in assumption	219	165	222	165
For life and health insurance, the processes used to determine critical assumptions are as follows:
•	Mortality, morbidity, and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on the annual Finance expense study.
A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank’s Consolidated Financial Statements.
CONCENTRATION OF INSURANCE RISK
Concentration risk is the risk resulting from large exposures to similar risks that are positively correlated.
Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, by type of risk, is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.
As at October 31, 2023, for the property and casualty insurance business, 67.3% of net written premiums were derived from automobile policies (October 31, 2022 – 68.1%) followed by residential with 32.4% (October 31, 2022 – 31.6%). The distribution by provinces show that business is mostly concentrated in Ontario with 50.8% of net written premiums (October 31, 2022 – 51.2%). The Western provinces represented 31.5% (October 31, 2022 – 31.7%), followed by the Atlantic provinces with 10.9% (October 31, 2022 – 10.8%), and Québec at 6.8% (October 31, 2022 – 6.3%).
Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 22:  SHARE-BASED COMPENSATION
STOCK OPTION PLAN
The Bank maintains a stock option program for certain key employees. Options on common shares are granted to eligible employees of the Bank under the plan for terms of ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the TSX on the day prior to the date the options were issued. The outstanding options expire on various dates to December 12, 2032. The following table summarizes the Bank’s stock option activity and related information, adjusted to reflect the impact of the 2014 stock dividend on a retrospective basis, for the years ended October 31, 2023 and October 31, 2022.

Stock Option Activity
(millions of shares and Canadian dollars)	2023		2022
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Number outstanding, beginning of year	12.8	$72.05	12.2	$65.36
Granted	2.5	90.55	2.5	95.33
Exercised	(1.2)	58.32	(1.8)	57.65

Forfeited/expired	–	79.27	(0.1)	80.75
Number outstanding, end of year	14.1	$76.58	12.8	$72.05

Exercisable, end of year	5.1	$64.18	4.4	$60.16

Available for grant	7.4		9.9
The weighted-average share price for the options exercised in 2023 was $85.53 (2022 – $95.47).

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 5

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2023.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
	Number of shares outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of shares exercisable	Weighted- average exercise price
$47.59 – $53.15	1.6	1.4	52.13	1.6	52.13
$65.75 – $69.39	2.5	4.3	68.13	2.5	68.13
$71.88 – $72.84	5.1	6.0	72.40	1.1	72.64
$90.55	2.5	9.0	90.55	–	–

$95.33	2.4	8.0	95.33	–	–
For the year ended October 31, 2023, the Bank recognized compensation expense for stock option awards of $35.1 million (October 31, 2022 – $30.5 million). For the year ended October 31, 2023, 2.5 million (October 31, 2022 – 2.5 million) options were granted by the Bank at a weighted-average fair value of $14.70 per option (2022 – $12.41 per option) estimated using a binomial tree-based valuation option pricing model.
The following table summarizes the assumptions used for estimating the fair value of options for the years ended October 31, 2023 and October 31, 2022.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	2023	2022
Risk-free interest rate	2.87%	1.47%
Option contractual life	10 years	10 years
Expected volatility	18.43%	17.89%
Expected dividend yield	3.69%	3.66%

Exercise price/share price	$90.55	$95.33
The risk-free interest rate is based on Government of Canada benchmark bond yields as at the grant date. Expected volatility is calculated based on the historical average daily volatility and expected dividend yield is based on dividend payouts in the last fiscal year. These assumptions are measured over a period corresponding to the option contractual life.
OTHER SHARE-BASED COMPENSATION PLANS
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will typically vary from 80% to 120% of the number of units outstanding at maturity (consisting of initial units awarded plus additional units in lieu of dividends) based on the Bank’s total shareholder return relative to the average of a peer group of large Canadian financial institutions. For the year ended October 31, 2023, the Bank awarded 9.1 million of such share units at a weighted-average price of $88.75 (2022 – 6.9 million units at a weighted-average price of $95.07). The number of such share units outstanding under these plans as at October 31, 2023 was 25.8 million (October 31, 2022 – 21.6 million).
The Bank also offers deferred share unit plans to eligible employees and non-employee
directors. Under these plans, a portion of the participant’s annual incentive award may be deferred, or in the case of non-employee
directors, a portion of their annual compensation may be delivered as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share units must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. For the year ended October 31, 2023, the Bank awarded 0.2 million deferred share units at a weighted-average price of $89.88 (2022 – 0.2 million units at a weighted-average price of $94.80). As at October 31, 2023, 7.0 million deferred share units were outstanding (October 31, 2022 – 6.8 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2023, the Bank recognized compensation expense for these plans of $870 million (2022 – $657 million).
This expense includes losses from derivatives used to manage the volatility of share-based compensation
of
$337 million (2022 – $111 million
 gains
). The carrying amount of the liability relating to these plans, based on the closing share price, was $2.4 billion at October 31, 2023 (October 31, 2022 – $2.3 billion), and is reported in Other liabilities on the Consolidated Balance Sheet.
EMPLOYEE OWNERSHIP PLAN
The Bank also operates a share purchase plan available to Canadian employees. Employees can contribute up to 10% of their annual eligible earnings (net of source deductions) to the Employee Ownership Plan. For participating employees below the level of Vice President, the Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2023, the Bank’s contributions totalled $89 million (2022 – $85 million) and were expensed as salaries and employee benefits. As at October 31, 2023, an aggregate of 24 million (October 31, 2022 – 23 million) common shares were held under the Employee Ownership Plan. The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on the Bank’s common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 6

NOTE 23:  EMPLOYEE BENEFITS
PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS
The Bank sponsors a number of pension and post-retirement benefit plans for current eligible and former employees. Pension arrangements include defined benefit pension plans, defined contribution pension plans and supplementary arrangements that provide pension benefits in excess of statutory limits. The Bank also provides certain post-retirement benefits.
The Bank’s principal defined benefit pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the “Society”) and the defined benefit portion of the TD Pension Plan (Canada) (the “TDPP DB”), are for eligible Canadian Bank employees who elected to join the Society or the TDPP DB. The Society was closed to new members on January 30, 2009, and the TDPP DB commenced on March 1, 2009. Effective December 31, 2018, the TDPP DB was closed to new employees hired after that date. All new permanent employees hired in Canada on or after January 1, 2019 are eligible to join the defined contribution portion of the TDPP (the “TDPP DC”) after one year of service. Benefits under the principal defined benefit pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last ten years of combined plan membership. Benefits under the TDPP DC are funded from the balance of the accumulated contributions of the member and the Bank plus the member’s investment earnings. Annual expense for the TDPP DC is equal to the Bank’s contributions to the plan.
Funding for the Bank’s principal defined benefit pension plans is provided by contributions from the Bank and members of the plans through a separate trust. In accordance with legislation, the Bank contributes amounts, as determined on an actuarial basis, to the plans and has the ultimate responsibility for ensuring that the liabilities of the plans are adequately funded over time. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. The Bank’s funding policy is to make at least the minimum annual contributions required by legislation. Any contributions in excess of the minimum requirements are discretionary. The principal defined benefit pension plans are registered with OSFI and the Canada Revenue Agency and are subject to the acts and regulations that govern federally regulated pension plans. The 2023 and 2022 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2022 and October 31, 2021, respectively. Valuations for funding purposes are being prepared as of October 31, 2023 for the Society and no later than October 31, 2025 for the TDPP DB.
Post-retirement defined benefit plans are unfunded and, where offered, generally include health care and dental benefits or, to assist with the cost, a benefits subsidy to be used to reduce the cost of coverage. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Effective June 1, 2017, the Bank’s principal post-retirement defined benefit plan, covering eligible Canadian employees, was closed to new employees hired on or after that date.
(a)
INVESTMENT STRATEGY AND ASSET ALLOCATION
The principal defined benefit pension plans are expected to each achieve a rate of return that meets or exceeds the change in value of the plan’s respective liabilities over rolling five-year periods. The investments are managed with the primary objective of providing reasonable rates of return, consistent with available market opportunities, economic conditions, consideration of plan liabilities, prudent portfolio management, and the target risk profiles for the plans.
The asset allocations by asset category for the principal defined benefit pension plans are as follows:

Plan Asset Allocation
(millions of Canadian dollars except as noted)	Society 1						TDPP DB 1
	Target range	% of total	Fair value		Target range	% of total	Fair value
As at October 31, 2023			Quoted	Unquoted			Quoted	Unquoted
Debt	60-90%	74%	$–	$4,513	55-75%	72%	$–	$2,549
Equity	0-21	4	72	153	0-30	7	79	166
Alternative investments 2	0-29	22	–	1,351	5-38	21	–	734

Other 3	n/a	n/a	–	(668)	n/a	n/a	–	(729)
Total		100%	$72	$5,349		100%	$79	$2,720

As at October 31, 2022
Debt	50-80%	67%	$–	$4,039	55-75%	74%	$–	$2,814
Equity	0-25	8	171	318	0-30	9	126	212
Alternative investments 2	6-35	25	–	1,513	5-38	17	–	641

Other 3	n/a	n/a	–	(335)	n/a	n/a	–	(1,018)
Total		100%	$171	$5,535		100%	$126	$2,649

1	The principal defined benefit pension plans invest in investment vehicles which may hold shares or debt issued by the Bank.
2	The principal defined benefit pension plans’ alternative investments are primarily private equity, infrastructure, and real estate funds.
3
Consists mainly of amounts due to and due from brokers for securities traded but not yet settled, bond repurchase agreements, interest and dividends receivable, and Pension Enhancement Account assets, which are invested at the members’ discretion in certain mutual and pooled funds.

Public debt instruments of the Bank’s principal defined benefit pension plans must meet or exceed a credit rating of
BBB-
at the time of purchase.
The equity portfolios of the principal defined benefit pension plans are broadly diversified primarily across small to large capitalization quality companies with no individual holding exceeding 10% of the equity portfolio or
10
% of the outstanding shares of any one company. Foreign equities are included to further diversify the portfolio. A maximum of 10% of the equity portfolio can be invested in emerging market equities.
Derivatives can be utilized by the principal defined benefit pension plans provided they are not used to create financial leverage, unless the financial leverage is for risk management purposes. The principal defined benefit pension plans are permitted to invest in alternative investments, such as private equity, infrastructure equity, and real estate.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 7

(b)
RISK MANAGEMENT PRACTICES
The Bank’s principal defined benefit pension plans are overseen by a single retirement governance structure established by the Human Resources Committee of the Bank’s Board of Directors. The governance structure utilizes retirement governance committees who have responsibility to oversee plan operations and investments, acting in a fiduciary capacity. Strategic, material plan changes require the approval of the Bank’s Board of Directors.
The principal defined benefit pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency, interest rate, inflation, equity price, and credit spread risks), credit risk, and liquidity risk. Key material risks faced by defined benefit plans are a decline in interest rates or credit spreads, which could increase the present value of the projected benefit obligation by more than the change in the value of plan assets, and from longevity risk (that is, lower mortality rates).
Asset-liability matching strategies are employed to focus on obtaining an appropriate balance between earning an adequate return and having changes in liability values hedged by changes in asset values.
The principal defined benefit pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, as well as the plans’ written investment policies. Specific risk management practices monitored for the principal defined benefit pension plans include performance, credit exposure, and asset mix.
(c)
OTHER SIGNIFICANT PENSION AND POST-RETIREMENT BENEFIT PLANS
Canada Trust (CT) Pension Plan
As a result of the acquisition of CT Financial Services Inc., the Bank sponsors a defined benefit pension plan, which is closed to new members, but for which active members continue to accrue benefits. Funding for the plan is provided by contributions from the Bank and members of the plan.
TD Insurance Pension Plan
As a result of the acquisition of Meloche Monnex Inc., the Bank sponsors a defined benefit pension plan, which is closed to new members, but for which active members continue to accrue benefits. Funding for the plan is provided by contributions from the Bank.
TD Bank, N.A. Retirement Plans
TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Annual expense is equal to the Bank’s contributions to the plan. TD Bank, N.A. also has frozen defined benefit pension plans covering certain legacy TD Banknorth and TD Auto Finance (legacy Chrysler Financial) employees.
Government Pension Plans
The Bank also makes contributions to government pension plans, including the Canada Pension Plan, Quebec Pension Plan and Social Security under the U.S. Federal Insurance Contribution Act.
(d)
DEFINED CONTRIBUTION PLAN EXPENSE
The following table summarizes expenses for the Bank’s defined contribution plans.

Defined Contribution Plan Expenses
(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Defined contribution pension plans 1	$250	$195

Government pension plans 2	502	412
Total	$752	$607

1	Includes the TDPP DC and the TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S. Federal Insurance Contributions Act .

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 7 8

(e)
DEFINED BENEFIT PLAN FINANCIAL INFORMATION
The following table presents the financial position of the Bank’s principal pension and post-retirement defined benefit plans and the Bank’s other material defined benefit pension plans for the years ended October 31, 2023 and October 31, 2022. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Employee Defined Benefit Plans’ Obligations, Assets, Funded Status, and Expense
(millions of Canadian dollars, except as noted)	Principal pension plans		Principal post-retirement benefit plan 1		Other pension plans 2
	2023	2022	2023	2022	2023	2022
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$6,763	$8,788	$372	$466	$2,339	$2,930
Obligations included due to the TD Auto Finance (Canada) plan merger 3	–	–	–	–	–	43
Service cost – benefits earned	247	417	6	8	17	24
Interest cost on projected benefit obligation	353	252	19	13	122	76
Remeasurement (gain) loss – financial	(487)	(2,610)	(9)	(105)	(97)	(770)
Remeasurement (gain) loss – demographic	–	25	(18)	6	–	(9)
Remeasurement (gain) loss – experience	151	194	2	(1)	11	37
Members’ contributions	113	108	–	–	–	–
Benefits paid	(307)	(411)	(20)	(15)	(149)	(147)

Change in foreign currency exchange rate	–	–	–	–	21	155

Projected benefit obligation as at October 31	6,833	6,763	352	372	2,264	2,339
Wholly or partially funded projected benefit obligation	6,833	6,763	–	–	1,711	1,768

Unfunded projected benefit obligation	–	–	352	372	553	571

Total projected benefit obligation as at October 31	6,833	6,763	352	372	2,264	2,339
Change in plan assets
Plan assets at fair value at beginning of year	8,481	9,342	–	–	1,894	2,335
Assets included due to the TD Auto Finance (Canada) plan merger 3	–	–	–	–	–	48
Interest income on plan assets	453	276	–	–	99	58
Remeasurement gain (loss) – return on plan assets less interest income	(698)	(1,200)	–	–	(76)	(609)
Members’ contributions	113	108	–	–	–	–
Employer’s contributions	187	375	20	15	33	49
Benefits paid	(307)	(411)	(20)	(15)	(149)	(147)
Change in foreign currency exchange rate	–	–	–	–	21	163

Defined benefit administrative expenses	(9)	(9)	–	–	(6)	(3)

Plan assets at fair value as at October 31	8,220	8,481	–	–	1,816	1,894
Excess (deficit) of plan assets at fair value over projected benefit obligation	1,387	1,718	(352)	(372)	(448)	(445)

Effect of asset limitation and minimum funding requirement	(195)	(384)	–	–	(53)	(61)

Net defined benefit asset (liability)	1,192	1,334	(352)	(372)	(501)	(506)
Recorded in
Other assets in the Bank’s Consolidated Balance Sheet	1,192	1,334	–	–	62	72

Other liabilities in the Bank’s Consolidated Balance Sheet	–	–	(352)	(372)	(563)	(578)

Net defined benefit asset (liability)	1,192	1,334	(352)	(372)	(501)	(506)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	247	417	6	8	17	24
Net interest cost (income) on net defined benefit liability (asset)	(100)	(24)	19	13	23	18
Interest cost on asset limitation and minimum funding requirement	21	–	–	–	4	–

Defined benefit administrative expenses	10	9	–	–	5	4
Total	$178	$402	$25	$21	$49	$46
Actuarial assumptions used to determine the annual expense
Weighted-average discount rate for projected benefit obligation	5.44%	3.50%	5.45%	3.43%	5.56%	3.08%
Weighted-average rate of compensation increase	2.88%	2.46%	3.25%	2.80%	1.42%	1.22%
Assumed life expectancy at age 65, in years
Male aged 65	23.2	23.5	23.2	23.5	21.9	21.9
Female aged 65	24.3	24.2	24.3	24.2	23.4	23.3
Male aged 45	24.1	24.4	24.1	24.4	22.6	22.6
Female aged 45	25.2	25.1	25.2	25.1	24.2	24.1
Actuarial assumptions used to determine the projected benefit obligation as at October 31
Weighted-average discount rate for projected benefit obligation	5.66%	5.44%	5.71%	5.45%	5.95%	5.56%
Weighted-average rate of compensation increase	2.78%	2.88%	3.05%	3.25%	1.35%	1.42%
Assumed life expectancy at age 65, in years
Male aged 65	23.2	23.2	23.2	23.2	21.9	21.9
Female aged 65	24.3	24.3	24.3	24.3	23.4	23.4
Male aged 45	24.1	24.1	24.1	24.1	22.6	22.6

Female aged 45	25.2	25.2	25.2	25.2	24.3	24.2

1
The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal post-retirement defined benefit plan is 3.24%.

The rate is assumed to decrease gradually to 0.89% by the year 2040 and remain at that level thereafter (2022 – 2.99% grading to 1.08% by the year 2040 and remain at that level thereafter).

2
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.

3
During 2022, the TD Auto Finance (Canada) pension plan (“TDAF Canada”) was deemed to be merged with the CT defined benefit pension plan and previously undisclosed obligations and assets of TDAF Canada are now included in the fiscal 2022 disclosure.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 79

The Bank recognized the following amounts on the Consolidated Balance Sheet.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)	As at
	October 31 2023	October 31 2022
Other assets
Principal defined benefit pension plans	$1,192	$1,334

Other defined benefit pension plans	62	72

Total	1,254	1,406
Other liabilities
Principal post-retirement defined benefit plan	352	372
Other defined benefit pension plans	563	578

Other employee benefit plans 1	329	336

Total	1,244	1,286
Net amount recognized	$10	$120

1	Consists of other pension and other post-retirement benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.
The following table summarizes the remeasurements recognized in OCI for the Bank’s principal pension and post-retirement
defined benefit plans and the Bank’s other defined benefit pension plans.

Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans 1,2
(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension plans
	For the years ended October 31
	2023	2022	2023	2022	2023	2022
Remeasurement gains (losses) – financial	$487	$2,610	$9	$105	$97	$770
Remeasurement gains (losses) – demographic	–	(25)	18	(6)	–	9
Remeasurement gains (losses) – experience	(151)	(194)	(2)	1	(11)	(37)
Remeasurement gains (losses) – return on plan assets less interest income	(697)	(1,200)	–	–	(77)	(608)

Changes in asset limitation and minimum funding requirement	210	(384)	–	–	12	(49)
Total	$(151)	$807	$25	$100	$21	$85

1	Amounts are presented on a pre-tax basis.
2
Excludes net remeasurement gains (losses) recognized in OCI in respect of other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes totaling $10 million (2022 – $113 million).

(f)
CASH FLOWS
During the year ended October 31, 2024, the Bank expects to contribute nil to its principal defined benefit pension plans, $20 million to its principal post-retirement
defined benefit plan, and $62 million to its other defined benefit pension plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.
The following table summarizes the expected future benefit payments for the next 10 years.

Expected Future Benefit Payments
(millions of Canadian dollars)	Principal pension plans	Principal post-retirement benefit plan	Other pension plans
Benefit payments expected to be paid in:
2024	$355	$20	$161
2025	374	21	164
2026	397	22	167
2027	418	23	169
2028	441	24	170
2029-2033	2,479	129	843
Total	$4,464	$239	$1,674
(g)
MATURITY PROFILE
The breakdown of the projected benefit obligations between active, deferred, and retired members is as follows:

Disaggregation of Projected Benefit Obligation
(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension plans
	As at October 31
	2023	2022	2023	2022	2023	2022
Active members	$4,459	$4,427	$135	$143	$448	$451
Deferred members	452	466	–	–	362	371
Retired members	1,922	1,870	217	229	1,454	1,517
Total	$6,833	$6,763	$352	$372	$2,264	$2,339

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 0

The weighted-average duration of the projected benefit obligations is as follows:

Duration of Projected Benefit Obligation
(number of years)	Principal pension plans		Principal post-retirement benefit plan		Other pension plans
	As at October 31
	2023	2022	2023	2022	2023	2022
Weighted-average duration	13	14	12	12	10	11
(h)
SENSITIVITY ANALYSIS
The following table provides the sensitivity of the projected benefit obligation for the Bank’s principal defined benefit pension plans, the principal post-retirement defined benefit plan, and the Bank’s significant other defined benefit pension plans to actuarial assumptions considered significant by the Bank. These include discount rate, rates of compensation increase, life expectancy, and health care cost initial trend rates, as applicable. The sensitivity analysis provided in the table should be used with caution, as it is hypothetical and the impact of changes in each significant assumption may not be linear. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged. Actual experience may result in simultaneous changes in a number of key assumptions, which could magnify
o
r diminish certain sensitivities.

Sensitivity of Significant Defined Benefit Plan Actuarial Assumptions
(millions of Canadian dollars, except as noted)	As at
	October 31, 2023
	Obligation Increase (Decrease)
	Principal pension plans	Principal post-retirement benefit plan		Other pension plans
Impact of an absolute change in significant actuarial assumptions
Discount rate
1% decrease in assumption	$953	$44		$250
1% increase in assumption	(794)	(36)		(209)
Rates of compensation increase
1% decrease in assumption	(192)	–	1	(16)
1% increase in assumption	175	–	1	19
Life expectancy
1 year decrease in assumption	(114)	(8)		(67)
1 year increase in assumption	110	8		65
Health care cost initial trend rate
1% decrease in assumption	n/a	(6)		n/a
1% increase in assumption	n/a	7		n/a

1	An absolute change in this assumption is immaterial.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 1

NOTE 24:  INCOME TAXES
The provision for (recovery of) income taxes is comprised of the following:

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Provision for (recovery of) income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$3,244	$3,793
Adjustments in respect of prior years and other 1	1,180	(309)

Total current income taxes	4,424	3,484
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination and reversal of temporary differences	(606)	213
Effect of changes in tax rates	(74)	43
Adjustments in respect of prior years and other	(576)	246

Total deferred income taxes	(1,256)	502

Total provision for (recovery of) income taxes – Consolidated Statement of Income	3,168	3,986
Provision for (recovery of) income taxes – Statement of Other Comprehensive Income
Current income taxes	65	(3,189)
Deferred income taxes	(452)	(423)

Total provision for (recovery of) income taxes – Statement of Other Comprehensive Income	(387)	(3,612)
Income taxes – other items including business combinations and other adjustments
Current income taxes	(188)	31
Deferred income taxes	(91)	(15)

	(279)	16
Total provision for (recovery of) income taxes	2,502	390
Current income taxes
Federal	2,099	(129)
Provincial	1,380	(36)
Foreign	822	491

	4,301	326
Deferred income taxes
Federal	(766)	395
Provincial	(453)	263
Foreign	(580)	(594)

	(1,799)	64
Total provision for (recovery of) income taxes	$2,502	$390

1	Includes the $585 million impact to provision for income taxes as discussed in the Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate section below.
The Bank’s statutory and effective tax rate is outlined in the following table.

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)	2023			2022
Income taxes at Canadian statutory income tax rate	$3,631	27.7%	$5,363	26.3%
Increase (decrease) resulting from:
Dividends received	(109)	(0.8)	(123)	(0.6)
Rate differentials on international operations	(952)	(7.3)	(1,117)	(5.5)
Other – net 1	598	4.6	(137)	(0.7)
Provision for income taxes and effective income tax rate	$3,168	24.2%	$3,986	19.5%

1	Includes the $585 million impact to provision for income taxes as discussed in the Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate section below.
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022, Bill
C-32,
Fall Economic Statement Implementation Act, 2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to OCI of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in OCI related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank. During the year ended October 31, 2023, the CRA reassessed the Bank for $15 million of additional income tax and interest in respect of its 2018 taxation year, the RQA reassessed the Bank for $17 million of additional income tax and interest in respect of its 2016 and 2017 taxation years, and the ATRA reassessed the Bank for $17 million of additional income tax and interest in respect of its 2017 and 2018 taxation years. As at October 31, 2023, the CRA has reassessed the Bank for $1,661 million for the years 2011 to 2018, the RQA has reassessed the Bank for $51 million for the years 2011 to 2017, and the ATRA has reassessed the Bank for $71 million for the years 2011 to 2018. In total, the Bank has been reassessed for $1,783 million of income tax and interest. The Bank expects to continue to be reassessed for open years. The Bank is of the view that its tax filing positions were appropriate and filed a Notice of Appeal with the Tax Court of Canada on March 21, 2023.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 2

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31 2023	October 31 2022
Deferred tax assets
Allowance for credit losses	$1,466	$1,339
Trading loans	30	28
Employee benefits	867	757
Losses available for carry forward	127	62
Tax credits	46	41
Land, buildings, equipment, other depreciable assets, and right-of-use assets	471	280
Securities	314	–

Other 1	1,015	257

Total deferred tax assets	4,336	2,764
Deferred tax liabilities
Securities	–	195
Pensions	158	184
Deferred (income) expense	238	227
Intangibles	10	47

Goodwill	174	154

Total deferred tax liabilities	580	807

Net deferred tax assets	3,756	1,957
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	3,960	2,193

Deferred tax liabilities 2	204	236
Net deferred tax assets	$3,756	$1,957

1	Includes the deferred tax impact of the Stanford litigation provision. Refer to Note 26 for further details.
2	Included in Other liabilities on the Consolidated Balance Sheet.
The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $663 million as at October 31, 2023 (October 31, 2022 – $594 million), of which $11 million (October 31, 2022 – $9 million) is scheduled to expire within five years.
Certain taxable temporary differences associated with the Bank’s investments in subsidiaries, branches and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2023. The total amount of these temporary differences was $88 billion as at October 31, 2023 (October 31, 2022 – $75 billion).
The movement in the net deferred tax asset for the years ended October 31, 2023
and
October 31, 2022, was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)	For the years ended October 31
	2023				2022
	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total
Deferred income tax expense (recovery)

Allowance for credit losses	$(127)	$–	$–	$(127)	$32	$–	$–	$32
Trading loans	(2)	–	–	(2)	7	–	–	7
Employee benefits	(9)	12	(113)	(110)	55	51	–	106
Losses available for carry forward	(53)	–	(12)	(65)	7	–	–	7
Tax credits	(5)	–	–	(5)	(6)	–	–	(6)
Land, buildings, equipment, other depreciable assets, and right-of-use assets	(194)	–	3	(191)	(134)	–	–	(134)
Other deferred tax assets	(704)	–	(54)	(758)	(12)	–	(15)	(27)
Securities	(66)	(443)	–	(509)	251	(713)	–	(462)
Pensions	(5)	(21)	–	(26)	(130)	239	–	109
Deferred (income) expense	11	–	–	11	179	–	–	179
Intangibles	(122)	–	85	(37)	229	–	–	229

Goodwill	20	–	–	20	24	–	–	24
Total deferred income tax expense (recovery)	$(1,256)	$(452)	$(91)	$(1,799)	$502	$ (423)	$ (15)	$64

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 3

NOTE 25:   EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the years ended October 31, 2023 and October 31, 2022.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2023	2022
Basic earnings per share
Net income attributable to common shareholders	$10,219	$17,170

Weighted-average number of common shares outstanding (millions)	1,822.5	1,810.5
Basic earnings per share (Canadian dollars)	$5.61	$9.48
Diluted earnings per share
Net income attributable to common shareholders	$10,219	$17,170

Net income available to common shareholders including impact of dilutive securities	10,219	17,170
Weighted-average number of common shares outstanding (millions)	1,822.5	1,810.5
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	1.9	3.1

Weighted-average number of common shares outstanding – diluted (millions)	1,824.4	1,813.6
Diluted earnings per share (Canadian dollars) 1	$5.60	$9.47

1
For the year ended October 31, 2023, the computation of diluted earnings per share excluded average options outstanding of 4.6 million with an exercise price of $93.09 as the option price was greater than the average market price of the Bank’s common shares. For the year ended October 31, 2022, the computation of diluted earnings per share excluded average options outstanding of 2.1 million with an exercise price of $95.33, as the option price was greater than the average market price of the Bank’s common shares.

NOTE 26:  PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL
(a)
PROVISIONS
The following table summarizes the Bank’s provisions recorded in other liabilities.

Provisions
(millions of Canadian dollars)	Restructuring	Litigation and Other	Total
Balance as at November 1, 2022	$7	$382	$389
Additions	363	1,928	2,291
Amounts used	(174)	(171)	(345)
Release of unused amounts	–	(78)	(78)

Foreign currency translation adjustments and other	(4)	119	115

Balance as at October 31, 2023, before allowance for credit losses for off-balance sheet instruments	$192	$2,180	$2,372

Add: Allowance for credit losses for off-balance sheet instruments 1			1,049
Balance as at October 31, 2023			$3,421

1	Refer to Note 8 for further details.
Restructuring
– The Bank undertook certain measures in the fourth quarter of 2023 to reduce its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $363 million of restructuring charges in the fourth quarter of 2023.
The restructuring costs primarily relate to: (
i
) employee severance and other personnel-related costs recorded as provisions, (
ii
) real estate optimization mainly recorded as a reduction to land and buildings (refer to Note 15), and (
iii
) asset impairments on internally generated software (refer to Note 14).

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 4

(b)
LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by governmental, regulatory
,
and self-regulatory agencies and law enforcement authorities in various jurisdictions, in respect of our businesses and compliance programs. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at October 31, 2023, the Bank’s RPL is from zero to approximately $1.44 billion (October 31, 2022 – from zero to approximately $1.26 billion). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved
issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
The Bank has been responding to formal and informal inquiries from regulatory authorities and law enforcement concerning its Bank Secrecy Act/anti-money laundering compliance program, both generally and in connection with specific clients, counterparties, or incidents in the U.S., including in connection with an investigation by the United States Department of Justice. The Bank is cooperating with such authorities and is pursuing efforts to enhance its Bank Secrecy Act/anti-money laundering compliance program. While the ultimate outcomes of these inquiries and investigations are unknown at this time, the Bank anticipates monetary and/or non-monetary
penalties to be imposed.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Stanford Litigation
– The Bank was named as a defendant in
Rotstain v. Trustmark National Bank, et al
., a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$
7.2
 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited (SIBL), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL issued certificates of deposit. The Bank provided certain correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted Mr. Stanford and that the bank defendants received fraudulent transfers from SIBL by collecting fees for providing certain services.
The Official Stanford Investors Committee (OSIC), a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.
On November 7, 2017, the Court issued a decision denying plaintiffs’ motion to certify a class of investors in SIBL issued certificates of deposit. The court found that the plaintiffs failed to show that common issues of fact would predominate given the varying sales presentations they allegedly received.
On November 1, 2019, a group of plaintiffs (comprising 1,286 investors) filed a petition in Texas state court against the Bank and other bank defendants, captioned
Smith v. Independent Bank, et al.
, alleging claims similar to those alleged in the
Rotstain v. Trustmark National Bank, et al
. action.
On February 24, 2023, the Bank reached a settlement in principle pursuant to which the Bank has agreed to pay US$
1.205 billion
to the U.S. Receiver to resolve all claims against the Bank arising from or related to Stanford, including the claims asserted in the
Rotstain et al
.
v. Trustmark National Bank et al
.
and
Smith et al
.
v. Independent Bank
actions. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023. Under the terms of the agreement, all involved parties have agreed to a bar order dismissing and releasing all current or future claims arising from or related to Stanford.
On March 7, 2023, the parties finalized their settlement agreement, and on March 8, 2023, the plaintiffs filed a motion to approve the settlement in the multi-district litigation court in the Northern District of Texas. On March 14, 2023, that Court preliminarily found that the terms of the settlement agreement are adequate, fair, reasonable, and equitable. On August 8, 2023, the Court granted the plaintiffs’ motion to approve the settlement and issued the bar order.
On August 22, 2023, R. Allen Stanford filed an appeal of the order approving the settlement. The U.S. Receiver moved to dismiss the appeal as frivolous on August 29, 2023. On September 18, 2023, the U.S. Court of Appeals for the Fifth Circuit dismissed the appeal. On November 7, 2023, the Supreme Court of the United States granted R. Allen Stanford’s petition to extend the time to file a petition for a writ of certiorari from December 17, 2023, to February 15, 2024. On November 8, 2023, the U.S. Receiver requested that the Supreme Court of the United States vacate the November 7, 2023, order and enter an order denying the requested extension of time. The bar order and settlement approval remain subject to further appellate review.
The Bank was also a defendant in two cases filed in the Ontario Superior Court of Justice: (1)
McDonald v. The Toronto-Dominion Bank
, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2)
Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto Dominion Bank
, an action filed by five investors in certificates of deposits sold by SIBL. The suits asserted that the Bank acted negligently and provided knowing assistance to SIBL’s fraud. The trial of both actions took place from January 11, 2021, to April 29, 2021. On June 8, 2021, the Superior Court rendered judgment dismissing both actions.
On July 8, 2021, the Joint Liquidators filed an appeal of their action in the Court of Appeal for Ontario and the hearing of the appeal took place on
April 20-21, 2022.
There is no appeal in the Dynasty Furniture action.
On November 17, 2022, the Court of Appeal for Ontario issued a unanimous written decision which dismissed the appeal and affirmed the trial decision. On January 16, 2023, the Joint Liquidators filed an application for leave to appeal to the Supreme Court of Canada. On July 20, 2023, the Supreme Court of Canada dismissed an application for leave to appeal by the Joint Liquidators. As a result, the Canadian proceeding has now ended.
Customer Class
 Actions
– The Bank, along with several other Canadian financial
institutions
, is a defendant in a number of matters brought by customers alleging provincial claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 5

(c)
COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial
guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial
trigger event.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 10.
The values of credit instruments reported as follows represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)	As at
	October 31 2023	October 31 2022
Financial and performance standby letters of credit	$39,310	$35,675
Documentary and commercial letters of credit	167	193
Commitments to extend credit 1
Original term-to-maturity of one year or less	69,686	56,700

Original term-to-maturity of more than one year	230,565	199,588
Total	$339,728	$292,156

1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
In addition, as at October 31, 2023, the Bank is committed to fund $554 million (October 31, 2022 – $502 million) of private equity investments.

Long-term Commitments or Leases
The Bank has obligations under long-term
non-cancellable
leases for premises and equipment. The maturity profile for undiscounted lease liabilities is $45 million for 2024, $102 million for 2025, $191 million for 2026, $364 million for 2027, $347 million for 2028, $5,871 million for 2029 and thereafter. Total lease payments, including $10 million (October 31, 2022 – $9 million) paid for short-term and low-value
asset leases, for the year ended October 31, 2023
,
were $780 million (October 31, 2022 – $798 million).
(d)
ASSETS SOLD WITH RECOURSE
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.
(e)
GUARANTEES
In addition to financial and performance standby letters of credit, the following types of transactions represent the principal guarantees that the Bank has entered into.
Credit Enhancements
The Bank guarantees payments to counterparties in the event that third-party credit enhancements supporting asset pools are insufficient.
Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevent the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers, and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.
(f)
PLEDGED ASSETS AND COLLATERAL
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 6

Details of assets pledged against liabilities and collateral assets held or repledge
d are s
hown in the following table:

Sources and Uses of Pledged Assets and Collateral
(millions of Canadian dollars)		As at
	October 31 2023	October 31 2022
Sources of pledged assets and collateral
Bank assets
Interest-bearing deposits with banks	$6,166	$8,916
Loans	130,829	95,961
Securities	219,282	107,916

Other assets	696	1,032

	356,973	213,825
Third-party assets 1
Collateral received and available for sale or repledging	432,212	369,414

Less: Collateral not repledged	(130,472)	(95,029)

	301,740	274,385

	658,713	488,210
Uses of pledged assets and collateral 2
Derivatives	14,696	19,815
Obligations related to securities sold under repurchase agreements	192,394	153,069
Securities borrowing and lending	119,077	131,068
Obligations related to securities sold short	39,439	41,555
Securitization	29,135	28,278
Covered bond	55,719	36,425
Clearing systems, payment systems, and depositories	11,863	11,201
Foreign governments and central banks	109,878	934

Other	86,512	65,865
Total	$658,713	$488,210

1	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
2	Includes $52.3 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at October 31, 2023 (October 31, 2022 – $56.1 billion).

NOTE 27:  RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank’s related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank’s employees.
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.
As at October 31, 2023, $105 million (October 31, 2022 – $112 million) of related party loans were outstanding from key management personnel, their close family members, and their related entities.

This amount also includes balances from certain retired key management personnel.
COMPENSATION
The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Short-term employee benefits	$33	$40
Post-employment benefits	1	1

Share-based payments	38	40
Total	$72	$81
In addition, the Bank offers deferred share and other plans to non-employee
directors, executives, and certain other key employees. Refer to Note 22 for further details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related
parties.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 7

TRANSACTIONS WITH SUBSIDIARIES, SCHWAB, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.
Transactions between the Bank, Schwab, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, Schwab, and Symcor during the year ended October 31, 2023, other than as described in the following sections and in Note 12.
i) TRANSACTIONS WITH SCHWAB
A description of significant transactions between the Bank and its affiliates with Schwab is set forth below.
Insured Deposit Account Agreement

On November 25, 2019, the Bank and Schwab signed the 2019 Schwab IDA Agreement, with an initial expiration date of July 1, 2031. Under the 2019 Schwab IDA Agreement, starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered into the 2023 Schwab IDA Agreement, which replaced the 2019 Schwab IDA Agreement. Pursuant to the 2023 Schwab IDA Agreement, the Bank continues to make sweep deposit accounts available to clients of Schwab. Schwab designates a portion of the deposits with the Bank as FROA. Remaining deposits over the minimum level of FROA are designated as floating-rate obligations. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to $6.8 billion (US$5 billion) of FROA by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.
During

the year ended October 31, 2023, Schwab exercised its option to buy down $6.1 billion (US$4.5 billion) of FROA and paid $305 million (US$227 million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement
.

The fees
a
re intended to
compensate the Bank for losses incurred this year from discontinuing certain hedging relationships, as well as for lost revenues. The net impact is recorded in net interest income.
As at October 31, 2023, deposits under the Schwab IDA Agreement were $133 billion (US$96 billion) (October 31, 2022 – $174 billion (US$128 billion)). The Bank paid fees, net of the termination fees received from Schwab, of $932 million during the year ended October 31, 2023 (October 31, 2022 – $1.7 billion) to Schwab related to sweep deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $147 billion for the year ended October 31, 2023 (October 31, 2022 – $182 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of Schwab.
As at October 31, 2023, amounts receivable from Schwab were $38 million (October 31, 2022 – $31 million). As at October 31, 2023, amounts payable to Schwab were $24 million (October 31, 2022 – $152 million).
ii) TRANSACTIONS WITH SYMCOR
The Bank has
one-third
ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2023, the Bank paid $81 million (October 31, 2022 – $77 million) for these services. As at October 31, 2023, the amount payable to Symcor was $12 million (October 31, 2022 – $12 million).
The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2023, and October 31, 2022.

NOTE 28:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results under four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Canadian Personal and Commercial Banking provides financial products and services to personal, small business and commercial customers, and includes TD Auto Finance Canada. U.S. Retail is comprised of personal and business banking in the U.S., operating under the brand TD Bank, America’s Most Convenient Bank
®
, primarily in the Northeast and
Mid-Atlantic
regions and Florida, TD Auto Finance U.S., and the U.S. wealth business, including Epoch and the Bank’s equity investment in Schwab. Wealth Management and Insurance includes the Canadian wealth business which provides investment products and services to institutional and retail investors, and the insurance business which provides property and casualty insurance, as well as life and health insurance products to customers across Canada. Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank’s clients. The Corporate segment includes the effects of certain asset securitization programs, treasury management, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.
The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations, and risk-based
methodologies for funds transfer pricing,
inter-segment
revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments. Transfer pricing of funds is generally applied at market rates. Intersegment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.
Non-interest
income is earned by the Bank primarily through investment and securities services, credit fees, trading income, service charges, card services, and insurance revenues. Revenues from investment and securities services are earned predominantly in the Wealth Management and Insurance segment. Revenues from credit fees are primarily earned in the Wholesale Banking and Canadian Personal and Commercial Banking segments. Trading income is earned within Wholesale Banking. Both service charges and card services revenue are mainly earned in the U.S. Retail and Canadian Personal and Commercial Banking segments. Insurance revenue is earned in the Wealth Management and Insurance segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable
or
tax-exempt
income, primarily dividends, is adjusted to its equivalent
before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 88

The following table summarizes the segment results for the years ended October 31, 2023 and October 31, 2022.

Results by Business Segment 1
(millions of Canadian dollars)	For the years ended October 31
	2023
	Canadian Personal and Commercial Banking	U.S. Retail	Wealth Management and Insurance	Wholesale Banking 2	Corporate 2	Total
Net interest income (loss)	$14,192	$12,037	$1,056	$1,538	$1,121	$29,944

Non-interest income (loss)	4,125	2,405	10,224	4,280	(486)	20,548

Total revenue	18,317	14,442	11,280	5,818	635	50,492
Provision for (recovery of) credit losses	1,343	928	1	126	535	2,933
Insurance claims and related expenses	–	–	3,705	–	–	3,705

Non-interest expenses	7,700	8,191	4,709	4,760	5,408	30,768

Income (loss) before income taxes and share of net income from investment in Schwab	9,274	5,323	2,865	932	(5,308)	13,086
Provision for (recovery of) income taxes	2,586	667	747	162	(994)	3,168

Share of net income from investment in Schwab 3,4	–	939	–	–	(75)	864
Net income (loss)	$6,688	$5,595	$2,118	$770	$(4,389)	$10,782

	2022
Net interest income (loss)	$12,396	$9,604	$945	$2,937	$1,471	$27,353

Non-interest income (loss)	4,190	2,821	9,915	1,894	2,859	21,679

Total revenue	16,586	12,425	10,860	4,831	4,330	49,032
Provision for (recovery of) credit losses	491	335	1	37	203	1,067
Insurance claims and related expenses	–	–	2,900	–	–	2,900

Non-interest expenses	7,176	6,920	4,711	3,033	2,801	24,641

Income (loss) before income taxes and share of net income from investment in Schwab	8,919	5,170	3,248	1,761	1,326	20,424
Provision for (recovery of) income taxes	2,361	625	853	436	(289)	3,986

Share of net income from investment in Schwab 3,4	–	1,075	–	–	(84)	991
Net income (loss)	$6,558	$5,620	$2,395	$1,325	$1,531	$17,429

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3
The
after-tax
amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, and the Bank’s share of Schwab’s restructuring charges are recorded in the Corporate segment.

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 12 for further details.

Total Assets by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail	Wealth Management and Insurance	Wholesale Banking	Corporate	Total
	As at October 31, 2023
Total assets	$560,303	$561,189	$23,574	$673,398	$138,560	$1,957,024

	As at October 31, 2022
Total assets	$526,374	$585,297	$23,721	$635,094	$147,042	$1,917,528

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 8 9

RESULTS BY GEOGRAPHY
For reporting of geographic results, segments are grouped into Canada, United States, and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

Results by Geography
(millions of Canadian dollars)	For the years ended October 31	As at October 31
	2023	2023
	Total revenue	Total assets
Canada	$32,514	$1,045,532
United States	17,754	763,332

Other international	224	148,160
Total	$50,492	$1,957,024

	2022	2022
Canada	$29,244	$1,014,344
United States	18,442	760,700

Other international	1,346	142,484
Total	$49,032	$1,917,528

NOTE 29:  INTEREST INCOME AND EXPENSE
The following tables present interest income and interest expense by basis of accounting measurement.

Interest Income
(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Measured at amortized cost 1	$69,088	$35,982

Measured at FVOCI – Debt instruments 1	3,315	1,123
	72,403	37,105
Measured or designated at FVTPL	7,980	3,707

Measured at FVOCI – Equity instruments	291	220
Total	$80,674	$41,032

1	Interest income is calculated using EIRM.

Interest Expense
(millions of Canadian dollars)	For the years ended October 31
	2023	2022
Measured at amortized cost 1,2	$41,059	$11,478

Measured or designated at FVTPL	9,671	2,201
Total	$50,730	$13,679

1	Interest expense is calculated using EIRM.
2	Includes interest expense on lease liabilities for the year ended October 31, 2023 of $135 million (October 31, 2022 – $135 million).

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 9 0

NOTE 30:  CREDIT RISK
Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.
Concentration of Credit Risk

(millions of Canadian dollars,	As at
except as noted)	Loans and customers’ liability under acceptances 1,2		Credit Instruments 3,4		Derivative financial instruments 5,6
	October 31 2023	October 31 2022	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Canada	66%	66%	30%	32%	26%	22%
United States	33	32	65	64	33	33
United Kingdom	–	–	2	1	9	11
Europe – other	–	–	2	2	21	21

Other international	1	2	1	1	11	13

Total	100%	100%	100%	100%	100%	100%
	$913,937	$853,129	$339,728	$292,156	$82,761	$96,795

1
Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2023 was real estate 10% (October 31, 2022 – 10%).

2	Includes loans that are measured at FVOCI.
3
As at October 31, 2023, the Bank had commitments and contingent liability contracts in the amount of $340 billion (October 31, 2022 – $292 billion). Included are commitments to extend credit totalling $300 billion (October 31, 2022 – $256 billion), of which the credit risk is dispersed as detailed in the table above.

4
Of the commitments to extend credit, industry segments which equalled or exceeded
5
% of the total concentration were as follows as at October 31, 2023: financial institutions 17% (October 31, 2022 – 22%); power and utilities 10% (October 31, 2022 – 10%);
government, public sector entities and education
 8% (October 31, 2022
– 4%); automotive 8% (October 31, 2022
 – 8%); professional and other services 7% (October 31, 2022 – 8%); sundry manufacturing and wholesale 7% (October 31, 2022 – 7%);
n
on-residential

real
estate 6% (October 31, 2022 – 7%).

5
As at October 31, 2023, the current replacement cost of derivative financial instruments, excluding the impact of master netting agreements and collateral, amounted to $83 billion (October 31, 2022 – $97 billion). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

6
The largest concentration by counterparty type was with financial institutions (including non-banking
financial institutions), which accounted for 60% of the total as at October 31, 2023 (October 31, 2022

– 63%). The second largest concentration was with governments, which accounted for 32% of the total as at October 31, 2023 (October 31, 2022 – 30%). No other industry segment exceeded 5% of the total.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 9 1

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)	As at
	October 31 2023	October 31 2022
Cash and due from banks	$6,721	$8,556
Interest-bearing deposits with banks	98,348	137,294
Securities 1
Financial assets designated at fair value through profit or loss
Government and government-insured securities	2,720	2,422
Other debt securities	3,098	2,617
Trading
Government and government-insured securities	51,493	51,285
Other debt securities	20,685	18,997
Retained interest	3	5
Non-trading securities at fair value through profit or loss
Government and government-insured securities	288	287
Other debt securities	2,683	6,644
Securities at fair value through other comprehensive income
Government and government-insured securities	52,927	50,882
Other debt securities	13,004	13,121
Debt securities at amortized cost
Government and government-insured securities	230,304	256,362
Other debt securities	77,712	86,412
Securities purchased under reverse purchase agreements	204,333	160,167
Derivatives 2	87,382	103,873
Loans
Residential mortgages	319,938	293,601
Consumer instalment and other personal	215,745	204,529
Credit card	36,726	34,263
Business and government	323,538	298,650
Trading loans	17,261	11,749
Non-trading loans at fair value through profit or loss	3,495	3,265
Loans at fair value through other comprehensive income	421	2,353
Customers’ liability under acceptances	17,569	19,733
Amounts receivable from brokers, dealers, and clients	30,416	19,760

Other assets	12,504	8,461
Total assets	1,829,314	1,795,288
Credit instruments 3	339,728	292,156

Unconditionally cancellable commitments to extend credit	430,163	403,477
Total credit exposure	$2,599,205	$2,490,921

1	Excludes equity securities.
2	The carrying amount of the derivative assets represents the maximum credit risk exposure related to derivative contracts.
3
The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. Refer to Note 26 for further details.

NOTE 31:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, trading market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
The Bank’s capital management objectives are:
•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement;
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements, including stress test analysis, consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected loss events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required funding.
These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 9 2

Basel III Capital Framework
Capital requirements of the Basel Committee on Banking Supervision are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely Common Equity Tier 1 (CET1), Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III also implemented a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up
of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures.
Capital Position and Capital Ratios
The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the Internal Ratings-Based approaches to credit risk for all material portfolios.
For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, all subsidiaries of the Bank are consolidated except for insurance subsidiaries which are deconsolidated and follow prescribed treatment per OSFI’s CAR guidelines. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Minimum Capital Test for General Insurance and Life Insurance Capital Adequacy Test for Life and Health.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which may limit the Bank’s ability to extract capital or funds for other uses.
Canadian banks designated as domestic systemically important bank
(D-SIBs)
are required to comply with OSFI’s minimum targets for risk-based and leverage ratios. The minimum targets include a D-SIB surcharge and Domestic Stability Buffer (DSB) for CET1, Tier 1, Total Capital and risk-based Total Loss Absorbing Capacity (TLAC) ratios. The DSB level was increased to 3% as of February 1, 2023, which sets these minimum target ratios at 11%, 12.5%, 14.5% and 24.5%, respectively. Also on February 1, 2023, OSFI announced revisions to the Leverage Requirements Guideline to introduce a requirement for
D-SIBs
to hold a leverage ratio buffer of 0.50% in addition to the existing minimum requirement. This sets the minimum targets for leverage and TLAC leverage ratios at 3.5% and 7.25%, respectively.
OSFI announced that the DSB level will be set at 3.5%, effective November 1, 2023. The minimum target will increase commensurately to applicable ratios.
The Bank complied with all minimum risk-based and leverage ratios requirements set by OSFI in the 2023 fiscal year.
The following table summarizes the Bank’s regulatory capital position as at October 31, 2023 and October 31, 2022.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	October 31 2023	October 31 2022
Capital
Common Equity Tier 1 Capital	$82,317	$83,671
Tier 1 Capital	92,752	94,445
Total Capital	103,648	107,175
Risk-weighted assets used in the calculation of capital ratios	571,161	517,048
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	14.4%	16.2%
Tier 1 Capital ratio	16.2	18.3
Total Capital ratio	18.1	20.7
Leverage ratio	4.4	4.9
TLAC Ratio	32.7	35.2

TLAC Leverage Ratio	8.9	9.4

TD BANK GROUP • 2023 ANNUAL REPORT • FINANCIAL STATEMENTS AND NOTES	Page 9 3

NOTE 32:  INFORMATION ON SUBSIDIARIES
The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES 1
(millions of Canadian dollars)		October 31, 2023
North America	Address of Head or Principal Office 2	Carrying value of shares owned by the Bank 3
Meloche Monnex Inc.	Montreal, Québec	$2,350
Security National Insurance Company	Montreal, Québec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Wealth Holdings Canada Limited	Toronto, Ontario	8,114
TD Asset Management Inc.	Toronto, Ontario
GMI Servicing Inc.	Winnipeg, Manitoba
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TD Waterhouse Canada Inc.	Toronto, Ontario

TD Auto Finance (Canada) Inc.	Toronto, Ontario	4,027
TD Group US Holdings LLC	Wilmington, Delaware	78,167
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York
Cowen Inc.	New York, New York
Cowen Structured Holdings LLC	New York, New York
Cowen Structured Holdings Inc.	New York, New York
ATM Execution LLC	New York, New York
RCG LV Pearl, LLC	New York, New York
Cowen Financial Products LLC	New York, New York
Cowen Holdings, Inc.	New York, New York
Cowen and Company, LLC	New York, New York
Cowen CV Acquisition LLC	New York, New York
Cowen Execution Holdco LLC	New York, New York
Westminster Research Associates LLC	New York, New York
RCG Insurance Company	New York, New York
TD Prime Services LLC	New York, New York
TD Securities Automated Trading LLC	Chicago, Illinois
TD Securities (USA) LLC	New York, New York
Toronto Dominion (Texas) LLC	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
Toronto Dominion Investments, Inc.	New York, New York
TD Bank US Holding Company	Cherry Hill, New Jersey
Epoch Investment Partners, Inc.	New York, New York
TD Bank USA, National Association	Cherry Hill, New Jersey
TD Bank, National Association	Cherry Hill, New Jersey
TD Equipment Finance, Inc.	Mt. Laurel, New Jersey
TD Private Client Wealth LLC	New York, New York
TD Public Finance LLC	New York, New York

TD Wealth Management Services Inc.	Mt. Laurel, New Jersey

TD Investment Services Inc.	Toronto, Ontario	47

TD Life Insurance Company	Toronto, Ontario	268
TD Mortgage Corporation	Toronto, Ontario	12,447
TD Pacific Mortgage Corporation	Vancouver, British Columbia
The Canada Trust Company	Toronto, Ontario

TD Securities Inc.	Toronto, Ontario	2,855
TD Vermillion Holdings Limited	Toronto, Ontario	29,891
TD Financial International Ltd.	Hamilton, Bermuda
TD Reinsurance (Barbados) Inc.	St. James, Barbados

International
Cowen Malta Holdings Limited	Bikirkara, Malta	27
Cowen Insurance Company Ltd	Bikirkara, Malta
Ramius Enterprise Luxembourg Holdco S.à.r.l.	Luxembourg, Luxembourg	227
Cowen Reinsurance S.A.	Luxembourg, Luxembourg
TD Ireland Unlimited Company	Dublin, Ireland	2,741
TD Global Finance Unlimited Company	Dublin, Ireland

TD Securities (Japan) Co. Ltd.	Tokyo, Japan	11

Toronto Dominion Australia Limited	Sydney, Australia	97

TD Bank Europe Limited	London, England	1,187
Toronto Dominion International Pte. Ltd.	Singapore, Singapore	123
Cowen International Limited	London, England
Cowen Execution Services Limited	London, England
Cowen Asia Limited	Central, Hong Kong
Cowen and Company (Asia) Limited	Central, Hong Kong

Toronto Dominion (South East Asia) Limited	Singapore, Singapore	1,440

1
Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting
securities of the entities listed.

2	Each subsidiary is incorporated or organized in the country in which its head or principal office is located.
3
Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the
Bank Act (Canada)
. Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes.

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SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS
Certain of the Bank’s subsidiaries have regulatory requirements to fulfil, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:
•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar 1 and Pillar 2;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.
As at October 31, 2023, the net assets of subsidiaries subject to regulatory or CAR was approximately $103 billion (October 31, 2022 – $97 billion), before intercompany eliminations.
In addition to regulatory requirements outlined above, the Bank may be subject to significant restrictions on its ability to use the assets or settle the liabilities of members of its group. Key contractual restrictions may arise from the provision of collateral to third parties in the normal course of business, for example through secured financing transactions; assets securitized which are not subsequently available for transfer by the Bank; and assets transferred into other consolidated and unconsolidated structured entities. The impact of these restrictions has been disclosed in Notes 9 and 26.

NOTE 33: SUBSEQUENT EVENTS
FEDERAL DEPOSIT INSURANCE CORPORATION SPECIAL ASSESSMENT
On November 1
6
, 2023, the Federal Deposit Insurance Corporation announced a final rule that implements a special assessment to recover the losses to the Deposit Insurance Fund arising from the protection of uninsured depositors during the U.S. bank failures in Spring 2023 (the “Special Assessment”). The Special Assessment is expected to result in the recognition of a provision of approximately US$300 million pre-tax in the first quarter of the Bank’s fiscal 2024.

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